# Dreyfus Premier State Municipal Bond Fund, Connecticut Series

**ANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

FOR MORE INFORMATION

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.04% for Class A shares, 4.50% for Class B shares and 4.25% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.90% for the reporting period.[3]

Municipal bonds fared relatively well in an environment of moderate economic growth and stabilizing short-term interest rates. The fund underperformed its benchmark, which contains bonds from many states, not just Connecticut, and does not reflect fund fees and expenses in its results. However, the fund's Class A shares produced a higher return than the Lipper category average, primarily due to its focus on income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Early in the reporting period, U.S. economic growth was robust, energy prices were rising and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. However, conditions changed significantly over the summer of 2006, when weakness in the housing and automobile sectors weighed on the economy, falling energy prices alleviated inflation concerns and the Fed refrained from further rate hikes for the remainder of the reporting period.

As investors' inflation fears waned, municipal bonds rallied. The market also was supported by supply-and-demand influences, including robust demand for long-term municipal bonds from non-traditional investors such as hedge funds and leveraged institutional accounts. While turmoil in overseas equity markets and the U.S. sub-prime mortgage sector produced heightened volatility in late February and early March 2007, bond prices subsequently rebounded, erasing previous losses by the reporting period's end. As a result, the majority of the benchmark's and fund's returns were derived from current income.

Connecticut took advantage of the economic expansion and rising tax revenues by replenishing its reserves and achieving a surplus in its operating budget for the current fiscal year. With less need to borrow, the supply of newly issued Connecticut bonds moderated even as investor demand remained robust, putting additional upward pressure on municipal bond prices.

In this environment, we generally maintained the fund's average duration in a range we considered longer than industry averages, which enabled it to participate more fully in higher income at the longer end of the maturity range. However, as yield differences narrowed well beyond historical norms, we allowed the fund's average duration to drift toward a neutral position. The fund also benefited from our focus on income-oriented securities, including lower-rated municipal bonds issued on behalf of corporations.

### What is the fund's current strategy?

Recent U.S. economic data have been mixed, with signs of greater economic weakness emerging at the same time that inflation has remained stubbornly above the Fed's "comfort zone." As a result, it seems to us that the Fed is unlikely to change short-term interest rates any time soon. We therefore expect to maintain the fund's modestly long average duration and its focus on income-oriented securities until we see signs that the Fed is ready to alter its policy stance.

May 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Connecticut Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund invests primarily in Connecticut municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Connecticut municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.27%** | **3.43%** | **4.56%** |
| *without sales charge* | **5.04%** | **4.39%** | **5.05%** |
| **Class B shares** | | | |
| *with applicable redemption charge* † | **0.50%** | **3.51%** | **4.72%** |
| *without redemption* | **4.50%** | **3.85%** | **4.72%** |
| **Class C shares** | | | |
| *with applicable redemption charge* †† | **3.25%** | **3.60%** | **4.25%** |
| *without redemption* | **4.25%** | **3.60%** | **4.25%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.94 | $ 8.68 | $ 9.67 |
| Ending value (after expenses) | $1,013.80 | $1,011.20 | $1,010.00 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.96 | $ 8.70 | $ 9.69 |
| Ending value (after expenses) | $1,018.89 | $1,016.17 | $1,015.17 |

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.74% for Class B and 1.94% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Long-Term Municipal Investments−106.4% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut−77.1%** | | | | |
| Connecticut | 5.00 | 3/15/08 | 70,000 [a] | 71,514 |
| Connecticut | 5.13 | 3/15/08 | 25,000 [a] | 25,572 |
| Connecticut | 5.00 | 3/15/12 | 10,000,000 [b,c] | 10,216,300 |
| Connecticut (Insured; FSA) | 5.00 | 10/15/21 | 3,500,000 | 3,706,115 |
| Connecticut (Insured; MBIA) | 5.25 | 10/15/13 | 5,000,000 [a] | 5,443,000 |
| Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC) | 5.25 | 10/1/13 | 30,000 | 31,732 |
| Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC) | 5.25 | 10/1/13 | 5,500,000 [b,c] | 5,817,625 |
| Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC) | 5.25 | 10/1/16 | 20,000 | 21,028 |
| Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC) | 5.25 | 10/1/16 | 4,450,000 [b,c] | 4,678,797 |
| Connecticut, Clean Water Fund Revenue | 5.13 | 9/1/09 | 3,050,000 [a] | 3,182,766 |
| Connecticut, Clean Water Fund Revenue | 5.25 | 7/15/12 | 15,000 | 15,623 |
| Connecticut, Clean Water Fund Revenue | 5.25 | 7/15/12 | 9,700,000 [b,c] | 10,102,792 |
| Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) | 7.13 | 6/1/10 | 3,400,000 | 3,646,024 |
| Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA) | 5.50 | 11/1/07 | 4,580,000 | 4,621,770 |
| Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA) | 5.38 | 7/1/20 | 2,000,000 | 2,150,840 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut (continued)** | | | | |
| Connecticut Development Authority, Airport Facility Revenue (Learjet Inc. Project) | 7.95 | 4/1/26 | 2,300,000 | 2,770,695 |
| Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project) | 5.80 | 4/1/21 | 3,000,000 | 3,044,760 |
| Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project) | 5.38 | 12/1/18 | 2,300,000 | 2,345,425 |
| Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project) | 5.75 | 12/1/23 | 1,000,000 | 1,063,470 |
| Connecticut Development Authority, PCR (Connecticut Light and Power Company Project) | 5.85 | 9/1/28 | 3,200,000 | 3,344,416 |
| Connecticut Development Authority, PCR (Connecticut Light and Power Company Project) | 5.95 | 9/1/28 | 1,945,000 | 2,022,450 |
| Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic Company Project) (Insured; AMBAC) | 6.15 | 4/1/35 | 2,750,000 | 2,809,950 |
| Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC) | 5.75 | 7/1/29 | 3,000,000 | 3,144,360 |
| Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian) | 5.13 | 7/1/30 | 1,500,000 | 1,583,865 |
| Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Academy Issue) (Insured; FSA) | 5.25 | 3/1/32 | 7,880,000 | 9,127,798 |
| Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care Issue) (Insured; ACA) | 5.38 | 7/1/17 | 3,680,000 | 3,759,746 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut (continued)** | | | | |
| Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project) | 5.25 | 7/1/11 | 3,000,000 [a] | 3,207,930 |
| Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project) | 5.50 | 7/1/11 | 2,150,000 [a] | 2,319,613 |
| Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital Issue) (Insured; AMBAC) | 6.13 | 7/1/14 | 1,000,000 | 1,010,780 |
| Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue) | 6.13 | 7/1/07 | 1,000,000 [a] | 1,023,680 |
| Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA) | 4.25 | 7/1/31 | 5,590,000 | 5,453,492 |
| Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA) | 4.50 | 7/1/37 | 6,000,000 | 6,006,960 |
| Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian) | 5.63 | 7/1/26 | 4,200,000 | 4,550,868 |
| Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian) | 5.25 | 7/1/36 | 7,620,000 | 8,178,241 |
| Connecticut Health and Educational Facilities Authority, Revenue (William W. Backus Hospital Issue) (Insured; AMBAC) | 5.75 | 7/1/07 | 2,500,000 [a] | 2,558,100 |
| Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA) | 6.00 | 7/1/20 | 1,000,000 | 1,021,360 |
| Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) | 5.13 | 7/1/27 | 5,400,000 | 5,531,490 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut (continued)** | | | | |
| Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC) | 5.00 | 7/1/31 | 4,400,000 | 4,673,944 |
| Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA) | 4.80 | 11/15/22 | 5,020,000 | 5,131,795 |
| Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) | 5.05 | 11/15/21 | 4,925,000 | 5,058,418 |
| Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) | 4.50 | 5/15/28 | 7,300,000 | 7,359,130 |
| Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) | 5.45 | 11/15/29 | 5,805,000 | 5,935,206 |
| Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) | 5.00 | 11/15/35 | 2,500,000 | 2,574,300 |
| Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) | 5.15 | 11/15/36 | 5,000,000 | 5,176,250 |
| Connecticut Resource Recovery Authority, RRR (American Ref-Fuel Company of Southeastern Connecticut Project) | 5.50 | 11/15/15 | 1,000,000 | 1,047,130 |
| Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project) | 5.50 | 1/1/14 | 8,050,000 | 8,118,344 |
| Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project) | 5.50 | 1/1/20 | 7,000,000 | 7,004,410 |
| Greenwich Housing Authority, MFHR (Greenwich Close Apartments) | 6.25 | 9/1/17 | 2,840,000 | 2,940,877 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Connecticut (continued)** | | | | |
| Greenwich Housing Authority, MFHR (Greenwich Close Apartments) | 6.35 | 9/1/27 | 2,000,000 | 2,071,520 |
| Hartford, Parking System Revenue | 6.50 | 7/1/10 | 1,500,000 a | 1,623,255 |
| South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA) | 5.00 | 8/1/30 | 3,000,000 | 3,181,860 |
| Sprague, EIR (International Paper Company Project) | 5.70 | 10/1/21 | 1,350,000 | 1,383,480 |
| Stamford, GO | 6.60 | 1/15/10 | 2,750,000 | 2,963,483 |
| Stamford, Water Pollution Control System and Facility Revenue (Insured; AMBAC) | 4.75 | 9/15/36 | 5,585,000 | 5,770,422 |
| University of Connecticut, GO | 4.00 | 4/1/26 | 3,950,000 | 3,795,042 |
| University of Connecticut, GO (Insured; FGIC) | 5.75 | 3/1/10 | 1,770,000 a | 1,885,900 |
| University of Connecticut, GO (Insured; FGIC) | 5.75 | 3/1/10 | 2,500,000 a | 2,663,700 |
| University of Connecticut, GO (Insured; FGIC) | 5.00 | 2/15/25 | 1,000,000 | 1,070,770 |
| University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC) | 5.75 | 11/15/10 | 2,500,000 a | 2,694,025 |
| University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC) | 6.00 | 11/15/10 | 2,425,000 a | 2,633,162 |
| University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC) | 6.00 | 11/15/10 | 2,000,000 a | 2,171,680 |
| University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC) | 5.25 | 11/15/21 | 1,755,000 | 1,890,293 |

| Long-Term Municipal Investments *(continued)* | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related–29.3%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 6.00 | 7/1/10 | 5,000,000 [a] | 5,353,800 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.38 | 5/15/33 | 3,435,000 | 3,597,235 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.50 | 5/15/39 | 6,000,000 | 6,294,840 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 12,000,000 | 843,600 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.50 | 7/1/12 | 4,000,000 [b,c] | 4,342,580 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.50 | 7/1/13 | 7,900,000 [b,c] | 8,679,809 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.65 | 7/1/15 | 6,690,000 | 7,458,815 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.50 | 7/1/12 | 50,000 | 54,283 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.50 | 7/1/13 | 100,000 | 109,871 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.25 | 7/1/14 | 3,925,000 | 4,295,795 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 6.00 | 7/1/15 | 2,000,000 | 2,308,680 |
| Puerto Rico Electric Power Authority, Power Revenue | 5.00 | 7/1/27 | 2,000,000 [d] | 2,115,080 |
| Puerto Rico Electric Power Authority, Power Revenue | 5.13 | 7/1/29 | 3,000,000 | 3,140,130 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.25 | 7/1/10 | 8,000,000 [a] | 8,459,360 |

| **Long-Term Municipal Investments (continued)** | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.13 | 7/1/12 | 4,410,000 [a] | 4,760,022 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue | 5.50 | 7/1/16 | 5,000,000 [a] | 5,667,150 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA) | 5.50 | 7/1/13 | 10,000 | 10,752 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA) | 5.50 | 7/1/13 | 4,580,000 [b,c] | 4,924,622 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 5.50 | 7/1/28 | 5,000,000 | 5,932,650 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 0.00 | 7/1/35 | 4,900,000 | 1,419,824 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.38 | 10/1/19 | 2,000,000 | 2,173,480 |
| Virgin Islands Water and Power Authority, Electric System Revenue | 5.30 | 7/1/21 | 1,750,000 | 1,774,553 |
| **Total Investments** (cost $291,497,712) | | | **106.4%** | **304,146,274** |
| **Liabilities, Less Cash and Receivables** | | | **(6.4%)** | **(18,183,568)** |
| **Net Assets** | | | **100.0%** | **285,962,706** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $48,762,525 or 17.1% of net assets.*

[c] *Collateral for floating rate borrowings.*

[d] *Purchased on a delayed delivery basis.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 64.9 |
| AA | | Aa | | AA | 8.3 |
| A | | A | | A | 7.8 |
| BBB | | Baa | | BBB | 14.4 |
| BB | | Ba | | BB | 1.0 |
| Not Rated e | | Not Rated e | | Not Rated e | 3.6 |
| | | | | | **100.0** |

† *Based on total investments.*
e *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 291,497,712 | 304,146,274 |
| Interest receivable | | 4,439,956 |
| Receivable for investment securities sold | | 2,989,453 |
| Receivable for shares of Beneficial Interest subscribed | | 345,866 |
| Prepaid expenses | | 14,579 |
| | | **311,936,128** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 220,769 |
| Cash overdraft due to Custodian | | 168,426 |
| Payable for floating rate notes issued | | 23,065,000 |
| Payable for investment securities purchased | | 2,100,700 |
| Interest and related expenses payable | | 199,019 |
| Payable for shares of Beneficial Interest redeemed | | 172,844 |
| Accrued expenses | | 46,664 |
| | | **25,973,422** |
| **Net Assets ($)** | | **285,962,706** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 273,305,944 |
| Accumulated net realized gain (loss) on investments | | 8,200 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 12,648,562 |
| **Net Assets ($)** | | **285,962,706** |

**Net Asset Value Per Share**

|  | Class A | Class B | Class C |
|---|---:|---:|---:|
| Net Assets ($) | 257,627,375 | 17,313,846 | 11,021,485 |
| Shares Outstanding | 21,696,889 | 1,459,357 | 929,775 |
| **Net Asset Value Per Share ($)** | **11.87** | **11.86** | **11.85** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **15,645,433** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,604,333 |
| Interest and related expenses | 887,585 |
| Shareholder servicing costs–Note 3(c) | 858,679 |
| Distribution fees–Note 3(b) | 191,806 |
| Custodian fees | 37,353 |
| Professional fees | 32,245 |
| Registration fees | 21,470 |
| Prospectus and shareholders' reports | 20,092 |
| Trustees' fees and expenses–Note 3(d) | 7,553 |
| Loan commitment fees–Note 2 | 1,320 |
| Miscellaneous | 31,346 |
| **Total Expenses** | **3,693,782** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (14,975) |
| **Net Expenses** | **3,678,807** |
| **Investment Income–Net** | **11,966,626** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 3,109,067 |
| Net unrealized appreciation (depreciation) on investments | (911,469) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,197,598** |
| **Net Increase in Net Assets Resulting from Operations** | **14,164,224** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 11,966,626 | 12,949,042 |
| Net realized gain (loss) on investments | 3,109,067 | 1,530,554 |
| Net unrealized appreciation (depreciation) on investments | (911,469) | (9,785,809) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **14,164,224** | **4,693,787** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (10,793,749) | (11,456,472) |
| Class B shares | (768,934) | (1,064,057) |
| Class C shares | (392,862) | (418,008) |
| **Total Dividends** | **(11,955,545)** | **(12,938,537)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 20,544,680 | 18,801,405 |
| Class B shares | 41,483 | 480,340 |
| Class C shares | 1,741,579 | 2,088,576 |
| Dividends reinvested: | | |
| Class A shares | 6,825,060 | 6,913,452 |
| Class B shares | 444,642 | 605,278 |
| Class C shares | 277,213 | 275,050 |
| Cost of shares redeemed: | | |
| Class A shares | (31,614,006) | (32,801,746) |
| Class B shares | (8,204,382) | (8,416,661) |
| Class C shares | (2,513,972) | (2,254,920) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(12,457,703)** | **(14,309,226)** |
| **Total Increase (Decrease) in Net Assets** | **(10,249,024)** | **(22,553,976)** |
| **Net Assets ($):** | | |
| Beginning of Period | 296,211,730 | 318,765,706 |
| **End of Period** | **285,962,706** | **296,211,730** |

|                                                           | Year Ended April 30, |              |
|-----------------------------------------------------------|----------------------|--------------|
|                                                           | 2007                 | 2006         |
| **Capital Share Transactions:**                           |                      |              |
| **Class A** [a]                                           |                      |              |
| Shares sold                                               | 1,733,855            | 1,570,845    |
| Shares issued for dividends reinvested                    | 575,109              | 577,002      |
| Shares redeemed                                           | (2,669,074)          | (2,739,501)  |
| **Net Increase (Decrease) in Shares Outstanding**         | **(360,110)**        | **(591,654)**|
| **Class B** [a]                                           |                      |              |
| Shares sold                                               | 3,511                | 40,048       |
| Shares issued for dividends reinvested                    | 37,509               | 50,523       |
| Shares redeemed                                           | (692,376)            | (701,211)    |
| **Net Increase (Decrease) in Shares Outstanding**         | **(651,356)**        | **(610,640)**|
| **Class C**                                               |                      |              |
| Shares sold                                               | 147,065              | 173,985      |
| Shares issued for dividends reinvested                    | 23,383               | 22,942       |
| Shares redeemed                                           | (212,134)            | (188,813)    |
| **Net Increase (Decrease) in Shares Outstanding**         | **(41,686)**         | **8,114**    |

[a]  *During the period ended April 30, 2007, 281,179 Class B shares representing $3,328,852, were automatically converted to 280,942 Class A shares and during the period ended April 30, 2006, 337,852 Class B shares representing $4,063,559 were automatically converted to 337,542 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.78 | 12.11 | 11.90 | 12.19 | 11.86 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .49 | .51 | .51 | .52 | .55 |
| Net realized and unrealized gain (loss) on investments | .09 | (.33) | .21 | (.29) | .32 |
| Total from Investment Operations | .58 | .18 | .72 | .23 | .87 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.49) | (.51) | (.51) | (.52) | (.54) |
| Net asset value, end of period | 11.87 | 11.78 | 12.11 | 11.90 | 12.19 |
| **Total Return (%) [b]** | 5.04 | 1.52 | 6.17 | 1.84 | 7.51 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.20 | 1.13[c] | 1.04[c] | .99[c] | 1.04[c] |
| Ratio of net expenses to average net assets | 1.19 | 1.13[c] | 1.03[c] | .99[c] | 1.04[c] |
| Ratio of net investment income to average net assets | 4.17 | 4.29 | 4.25 | 4.23 | 4.53 |
| Portfolio Turnover Rate | 43.87 | 14.24 | 20.07 | 34.08 | 38.11 |
| Net Assets, end of period ($ x 1,000) | 257,627 | 259,930 | 274,204 | 281,559 | 305,076 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

See notes to financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.77 | 12.10 | 11.89 | 12.18 | 11.85 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .43 | .45 | .45 | .45 | .48 |
| Net realized and unrealized gain (loss) on investments | .09 | (.33) | .21 | (.29) | .33 |
| Total from Investment Operations | .52 | .12 | .66 | .16 | .81 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.43) | (.45) | (.45) | (.45) | (.48) |
| Net asset value, end of period | 11.86 | 11.77 | 12.10 | 11.89 | 12.18 |
| **Total Return (%) [b]** | 4.50 | 1.00 | 5.63 | 1.31 | 6.96 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.72 | 1.66[c] | 1.56[c] | 1.50[c] | 1.55[c] |
| Ratio of net expenses to average net assets | 1.71 | 1.66[c] | 1.55[c] | 1.50[c] | 1.55[c] |
| Ratio of net investment income to average net assets | 3.66 | 3.76 | 3.73 | 3.71 | 4.01 |
| Portfolio Turnover Rate | 43.87 | 14.24 | 20.07 | 34.08 | 38.11 |
| Net Assets, end of period ($ x 1,000) | 17,314 | 24,853 | 32,919 | 40,806 | 46,460 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.76 | 12.09 | 11.88 | 12.16 | 11.84 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .40 | .42 | .42 | .42 | .45 |
| Net realized and unrealized gain (loss) on investments | .09 | (.33) | .21 | (.28) | .32 |
| Total from Investment Operations | .49 | .09 | .63 | .14 | .77 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.40) | (.42) | (.42) | (.42) | (.45) |
| Net asset value, end of period | 11.85 | 11.76 | 12.09 | 11.88 | 12.16 |
| **Total Return (%)[b]** | 4.25 | .76 | 5.37 | 1.15 | 6.62 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.96 | 1.89[c] | 1.80[c] | 1.74[c] | 1.79[c] |
| Ratio of net expenses to average net assets | 1.95 | 1.89[c] | 1.79[c] | 1.74[c] | 1.79[c] |
| Ratio of net investment income to average net assets | 3.41 | 3.52 | 3.49 | 3.47 | 3.77 |
| Portfolio Turnover Rate | 43.87 | 14.24 | 20.07 | 34.08 | 38.11 |
| Net Assets, end of period ($ x 1,000) | 11,021 | 11,429 | 11,643 | 11,721 | 12,217 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*
*See notes to financial statements.*

### NOTE 1-Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Connecticut Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered

to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157

"Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $42,958, undistributed capital gains $650,948 and unrealized appreciation $12,005,814.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $11,955,545 and $12,938,537, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $11,081 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $10,798 from commissions earned on sales of the fund's Class A shares and $44,137 and $3,457 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $105,224 and $86,582, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $647,769, $52,612 and $28,861, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $89,078 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $129,629, Rule 12b-1 distribution plan fees $14,017, shareholder services plan fees $58,922, chief compliance officer fees $3,407 and transfer agency per account fees $14,794.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2007, amounted to $137,166,505 and $148,829,505, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At April 30, 2007, the cost of investments for federal income tax purposes was $269,075,460; accordingly, accumulated net unrealized appreciation on investments was $12,005,814, consisting of $12,445,691 gross unrealized appreciation and $439,877 gross unrealized depreciation.

## NOTE 5—Plan of Reorganization

On November 15, 2006, the Board of Trustees of the Trust approved, subject to shareholder approval on March 1, 2007 of Dreyfus Connecticut Intermediate Municipal Bond Fund, an Agreement and Plan of Reorganization to merge Dreyfus Connecticut Intermediate Bond Fund into the fund as part of a tax-free reorganization. The merger occurred as of the close of business on May 30, 2007. On the date of the merger, Dreyfus Connecticut Intermediate Municipal Bond Fund exchanged all of its assets at net asset value, subject to liabilities, for Class Z shares of the fund. Those shares were distributed pro rata to shareholders of Dreyfus Connecticut Intermediate Municipal Bond Fund so that each shareholder received a number of Class Z shares of the fund equal to the aggregate net asset value of the shareholder's Dreyfus Connecticut Intermediate Municipal Bond Fund shares.

## NOTE 6—Restatement

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| Ratio of Total Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .90% | .91% | .90% | .91% |
| As restated | 1.13% | 1.04% | .99% | 1.04% |
| **Class B shares:** | | | | |
| As previously reported | 1.43% | 1.43% | 1.41% | 1.42% |
| As restated | 1.66% | 1.56% | 1.50% | 1.55% |
| **Class C shares:** | | | | |
| As previously reported | 1.66% | 1.67% | 1.65% | 1.66% |
| As restated | 1.89% | 1.80% | 1.74% | 1.79% |

| Ratio of Net Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .90% | .90% | .90% | .91% |
| As restated | 1.13% | 1.03% | .99% | 1.04% |
| **Class B shares:** | | | | |
| As previously reported | 1.43% | 1.42% | 1.41% | 1.42% |
| As restated | 1.66% | 1.55% | 1.50% | 1.55% |
| **Class C shares:** | | | | |
| As previously reported | 1.66% | 1.66% | 1.65% | 1.66% |
| As restated | 1.89% | 1.79% | 1.74% | 1.79% |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Connecticut Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Connecticut Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Connecticut Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
|---|---|---|
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke† | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino† | 86,257,119 | 1,807,997 |
| Diane Dunst† | 86,291,970 | 1,773,146 |
| Jay I. Meltzer† | 86,218,566 | 1,846,550 |
| Daniel Rose† | 86,214,158 | 1,850,958 |
| Warren B. Rudman† | 86,469,637 | 1,595,479 |
| Sander Vanocur† | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

## Diane Dunst (67)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

———————

## Ernest Kafka (74)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

———————

## Nathan Leventhal (64)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

———————

## Jay I. Meltzer (78)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series
200 Park Avenue
New York, NY 10166

### Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

### Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

### Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Ticker Symbols:**    Class A: PSCTX    Class B: PMCBX    Class C: PMCCX

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0064AR0407

# Dreyfus Premier State Municipal Bond Fund, Florida Series

**ANNUAL REPORT** April 30, 2007



Dreyfus

A Mellon Financial Company℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Florida Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Florida Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.63% for Class A shares, 5.11% for Class B shares and 4.86% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.91% for the reporting period.[3]

Despite occasional bouts of volatility, municipal bonds fared relatively well as moderating economic growth, stabilizing short-term interest rates and receding inflation concerns helped to support investor sentiment. The fund's Class A shares and Class B shares produced higher returns than its Lipper category average, primarily due to the fund's emphasis on income-oriented securities. However, the fund's returns lagged its benchmark, which contains bonds from many states, not just Florida, and does not reflect fund fees and expenses in its results.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. These conditions changed significantly over the summer, when weakness in housing markets caused the rate of economic growth to moderate. In the fall, energy prices retreated from their record highs, helping to relieve inflationary pressures. The Fed responded to these developments by holding interest rates steady between July 2006 and the end of the reporting period.

As a result, the municipal bond market generally rallied over much of the reporting period before encountering renewed volatility in late February and early March 2007, when global equity markets declined sharply and delinquencies among U.S. subprime mortgage holders rose unexpectedly. By the end of April, however, the markets had rebounded strongly, erasing previous losses.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds. In Florida, while sound fiscal conditions continued to help support bond prices, the repeal of the state's intangibles tax caused Florida securities to lose their premiums compared to the national market.

In this environment, the fund continued to receive strong income contributions from its longstanding holdings, which were purchased with higher yields than are available today. Bonds issued to finance Florida housing projects fared especially well. In addition, a number of the fund's holdings were scheduled for early redemption, with the cash to do so set aside in escrow, effectively boosting their prices.

### What is the fund's current strategy?

Recent economic data have been mixed, suggesting that the Fed is likely to maintain current monetary policy for some time before eventually reducing short-term interest rates. Therefore, we have attempted to gradually increase the fund's average duration, boosting exposure to bonds with maturities in the 20- to 30-year range. This strategy is designed to help the fund capture incrementally higher income while positioning it for a slower U.S. economy and lower short-term interest rates in the future.

June 1, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Florida Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund invests primarily in Florida municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Florida municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.89%** | **3.63%** | **4.39%** |
| *without sales charge* | **5.63%** | **4.59%** | **4.87%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **1.11%** | **3.74%** | **4.56%** |
| *without redemption* | **5.11%** | **4.09%** | **4.56%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.86%** | **3.82%** | **4.09%** |
| *without redemption* | **4.86%** | **3.82%** | **4.09%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*
*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.75 | $ 7.24 | $ 8.48 |
| Ending value (after expenses) | $1,015.70 | $1,013.90 | $1,012.00 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.76 | $ 7.25 | $ 8.50 |
| Ending value (after expenses) | $1,020.08 | $1,017.60 | $1,016.36 |

† Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.45% for Class B and 1.70% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

April 30, 2007

| Long-Term Municipal Investments−97.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida−96.6%** | | | | |
| Brevard County School Board, COP (Insured; FGIC) | 5.00 | 7/1/25 | 2,000,000 | 2,103,200 |
| Broward County Housing Finance Authority, MFHR (Emerald Palms Apartments Project) | 5.60 | 7/1/21 | 1,990,000 | 2,047,571 |
| Broward County Housing Finance Authority, MFHR (Pembroke Villas Project) (Insured; FSA) | 5.55 | 1/1/23 | 1,000,000 | 1,026,630 |
| Broward County School Board, COP (Insured; FSA) | 5.00 | 7/1/21 | 1,250,000 | 1,306,600 |
| Broward County School Board, COP (Insured; MBIA) | 5.25 | 7/1/18 | 1,855,000 | 1,996,833 |
| Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA) | 5.25 | 6/1/14 | 1,485,000 | 1,575,912 |
| Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA) | 5.00 | 6/1/20 | 1,465,000 | 1,521,183 |
| Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA) | 5.50 | 10/1/17 | 2,520,000 | 2,688,739 |
| Davie, Water and Sewer Revenue (Insured; AMBAC) | 5.25 | 10/1/18 | 475,000 | 513,190 |
| Escambia County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA) | 5.50 | 10/1/21 | 1,845,000 | 1,895,737 |
| Florida Board of Education, Lottery Revenue (Insured; FGIC) | 5.00 | 7/1/20 | 1,480,000 | 1,560,172 |
| Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project) | 5.00 | 10/1/21 | 1,600,000 | 1,690,512 |
| Florida Housing Finance Agency, Housing Revenue (Brittany of Rosemont Apartments Project) (Insured; AMBAC) | 7.00 | 2/1/35 | 6,000,000 | 6,008,340 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida (continued)** | | | | |
| Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC) | 5.00 | 2/1/18 | 1,000,000 | 1,041,370 |
| Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC) | 5.13 | 2/1/31 | 1,500,000 | 1,558,170 |
| Jacksonville, Excise Taxes Revenue (Insured; AMBAC) | 5.38 | 10/1/19 | 3,450,000 | 3,718,134 |
| Jacksonville, Guaranteed Entitlement Revenue (Insured; FGIC) | 5.38 | 10/1/20 | 3,000,000 | 3,233,160 |
| Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG) | 5.00 | 10/1/25 | 2,845,000 | 3,003,893 |
| Lee County Housing Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA) | 6.30 | 3/1/29 | 125,000 | 126,285 |
| Manatee County Housing Finance Authority, Mortgage Revenue (Collateralized; GNMA) | 5.85 | 11/1/33 | 1,530,000 | 1,614,104 |
| Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) (Insured; XLCA) | 5.00 | 10/1/30 | 2,000,000 | 2,090,760 |
| Miami-Dade County, Solid Waste System Revenue (Insured; FSA) | 5.50 | 10/1/17 | 2,595,000 | 2,770,993 |
| Miami-Dade County Housing Finance Authority, MFMR (Country Club Villa II Project) (Insured; FSA) | 5.70 | 7/1/21 | 400,000 | 415,012 |
| Miami-Dade County Housing Finance Authority, MFMR (Miami Stadium Apartments) (Insured; FSA) | 5.40 | 8/1/21 | 1,275,000 | 1,313,645 |
| Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC) | 5.00 | 11/1/26 | 1,000,000 | 1,060,140 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida (continued)** | | | | |
| Orange County Housing Finance Authority, MFHR (Palm Grove Gardens) (Collateralized; FNMA) | 5.15 | 1/1/23 | 1,175,000 | 1,221,166 |
| Orange County Housing Finance Authority, MFHR (Seminole Pointe Apartments) | 5.75 | 12/1/23 | 2,840,000 | 2,957,235 |
| Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program) | 7.75 | 7/1/17 | 1,046,000 | 1,047,140 |
| Palm Bay, Educational Facilities Revenue (Patriot Charter School Project) | 7.00 | 7/1/36 | 1,715,000 | 1,896,070 |
| Palm Bay, Utility Revenue (Palm Bay Utility Corporation Project) (Insured; MBIA) | 5.00 | 10/1/19 | 500,000 | 532,560 |
| Palm Bay, Utility System Improvement Revenue (Insured; FGIC) | 0.00 | 10/1/20 | 1,845,000 | 1,007,056 |
| Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; AMBAC) | 5.00 | 8/1/17 | 1,905,000 | 2,022,767 |
| Port Palm Beach District, Revenue (Insured; XLCA) | 0.00 | 9/1/22 | 1,000,000 | 521,540 |
| Port Palm Beach District, Revenue (Insured; XLCA) | 0.00 | 9/1/23 | 1,000,000 | 497,480 |
| Port Saint Lucie, Storm Water Utility Revenue (Insured; MBIA) | 5.00 | 5/1/23 | 1,750,000 | 1,830,255 |
| Port Saint Lucie, Utility System Revenue (Insured; MBIA) | 0.00 | 9/1/33 | 4,000,000 | 1,171,400 |
| Seminole Water Control District, Improvement Bonds (Unit of Development Number 2) | 6.75 | 8/1/22 | 1,745,000 | 1,782,535 |
| South Broward Hospital District, HR | 5.60 | 5/1/12 | 4,000,000 [a] | 4,372,720 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida (continued)** | | | | |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA) | 5.00 | 8/1/21 | 1,095,000 | 1,172,362 |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA) | 5.00 | 8/1/26 | 1,000,000 | 1,063,510 |
| South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA) | 5.00 | 8/1/31 | 815,000 | 863,550 |
| Tampa, Utilities Tax Improvement Revenue (Insured; AMBAC) | 0.00 | 4/1/17 | 2,110,000 | 1,413,194 |
| Village Center Community Development District, Utility Revenue (Insured; MBIA) | 5.25 | 10/1/23 | 1,000,000 | 1,076,700 |
| Winter Garden Village at Fowler Groves Community Development District, Special Assessment | 5.65 | 5/1/37 | 770,000 | 797,173 |
| Winter Park, Water and Sewer Revenue (Insured; AMBAC) | 5.38 | 12/1/17 | 1,645,000 | 1,770,036 |
| Winter Park, Water and Sewer Revenue (Insured; AMBAC) | 5.38 | 12/1/18 | 1,730,000 | 1,868,175 |
| Winter Springs, Water and Sewer Revenue (Insured; MBIA) | 5.00 | 4/1/20 | 1,585,000 | 1,666,992 |
| **U.S. Related—1.3%** | | | | |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/30 | 1,000,000 | 1,075,620 |
| **Total Long-Term Municipal Investments** (cost $78,229,306) | | | | **81,507,521** |

| Short-Term Municipal Investment—.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida;** | | | | |
| Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida, Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank) (cost $500,000) | 4.04 | 5/1/07 | 500,000 [b] | **500,000** |
| **Total Investments** (cost $78,729,306) | | | **98.5%** | **82,007,521** |
| **Cash and Receivables (Net)** | | | **1.5%** | **1,282,569** |
| **Net Assets** | | | **100.0%** | **83,290,090** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *At April 30, 2007, 25.2% of the fund's net assets are insured by AMBAC.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 80.4 |
| AA | | Aa | | AA | 7.4 |
| BBB | | Baa | | BBB | 4.9 |
| F1 | | MIG1/P1 | | SP1/A1 | .6 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 6.7 |
| | | | | | **100.0** |

† *Based on total investments.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 78,729,306 | 82,007,521 |
| Cash | | 343,160 |
| Interest receivable | | 1,074,191 |
| Receivable for shares of Beneficial Interest subscribed | | 16,359 |
| Prepaid expenses | | 6,576 |
| | | **83,447,807** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 67,376 |
| Payable for shares of Beneficial Interest redeemed | | 54,305 |
| Accrued expenses | | 36,036 |
| | | **157,717** |
| **Net Assets ($)** | | **83,290,090** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 80,274,020 |
| Accumulated net realized gain (loss) on investments | | (262,145) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,278,215 |
| **Net Assets ($)** | | **83,290,090** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 74,780,246 | 5,411,534 | 3,098,310 |
| Shares Outstanding | 5,250,967 | 380,106 | 217,576 |
| **Net Asset Value Per Share ($)** | **14.24** | **14.24** | **14.24** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **4,373,157** |
| **Expenses:** | |
| Management fee–Note 3(a) | 485,206 |
| Shareholder servicing costs–Note 3(c) | 269,046 |
| Distribution fees–Note 3(b) | 60,232 |
| Professional fees | 28,107 |
| Registration fees | 22,157 |
| Custodian fees | 14,870 |
| Prospectus and shareholders' reports | 10,333 |
| Trustees' fees and expenses–Note 3(d) | 2,505 |
| Loan commitment fees–Note 2 | 450 |
| Miscellaneous | 19,663 |
| **Total Expenses** | **912,569** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (11,728) |
| **Net Expenses** | **900,841** |
| **Investment Income–Net** | **3,472,316** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 364,146 |
| Net unrealized appreciation (depreciation) on investments | 954,032 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **1,318,178** |
| **Net Increase in Net Assets Resulting from Operations** | **4,790,494** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income−net | 3,472,316 | 3,784,683 |
| Net realized gain (loss) on investments | 364,146 | 94,374 |
| Net unrealized appreciation (depreciation) on investments | 954,032 | (2,220,657) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **4,790,494** | **1,658,400** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Class A shares | (3,125,438) | (3,362,653) |
| Class B shares | (222,873) | (268,356) |
| Class C shares | (124,005) | (153,674) |
| **Total Dividends** | **(3,472,316)** | **(3,784,683)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 2,942,209 | 5,869,442 |
| Class B shares | 164,966 | 676,298 |
| Class C shares | 124,365 | 341,589 |
| Dividends reinvested: | | |
| Class A shares | 1,839,224 | 1,868,027 |
| Class B shares | 104,667 | 90,986 |
| Class C shares | 89,773 | 84,799 |
| Cost of shares redeemed: | | |
| Class A shares | (13,094,753) | (13,638,959) |
| Class B shares | (2,211,663) | (1,884,409) |
| Class C shares | (1,238,528) | (1,133,655) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(11,279,740)** | **(7,725,882)** |
| **Total Increase (Decrease) in Net Assets** | **(9,961,562)** | **(9,852,165)** |
| **Net Assets ($):** | | |
| Beginning of Period | 93,251,652 | 103,103,817 |
| **End of Period** | **83,290,090** | **93,251,652** |

| | Year Ended April 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 206,843 | 413,093 |
| Shares issued for dividends reinvested | 129,499 | 131,207 |
| Shares redeemed | (923,743) | (957,726) |
| **Net Increase (Decrease) in Shares Outstanding** | **(587,401)** | **(413,426)** |
| **Class B[a]** | | |
| Shares sold | 11,583 | 47,526 |
| Shares issued for dividends reinvested | 7,371 | 6,392 |
| Shares redeemed | (155,697) | (132,623) |
| **Net Increase (Decrease) in Shares Outstanding** | **(136,743)** | **(78,705)** |
| **Class C** | | |
| Shares sold | 8,793 | 23,813 |
| Shares issued for dividends reinvested | 6,321 | 5,952 |
| Shares redeemed | (86,836) | (80,033) |
| **Net Increase (Decrease) in Shares Outstanding** | **(71,722)** | **(50,268)** |

*a During the period ended April 30, 2007, 13,509 Class B shares representing $193,371 were automatically converted to 13,505 Class A shares and during the period ended April 30, 2006, 44,143 Class B shares representing $628,103 were automatically converted to 44,140 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.03 | 14.35 | 14.06 | 14.41 | 13.94 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .57 | .56 | .56 | .59 | .62 |
| Net realized and unrealized gain (loss) on investments | .21 | (.32) | .29 | (.35) | .47 |
| Total from Investment Operations | .78 | .24 | .85 | .24 | 1.09 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.57) | (.56) | (.56) | (.59) | (.62) |
| Net asset value, end of period | 14.24 | 14.03 | 14.35 | 14.06 | 14.41 |
| **Total Return (%)** [b] | 5.63 | 1.66 | 6.16 | 1.69 | 7.96 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .96 | .96 | .97 | .88 | .94 |
| Ratio of net expenses to average net assets | .95 | .95 | .96 | .88 | .94 |
| Ratio of net investment income to average net assets | 4.00 | 3.91 | 3.95 | 4.13 | 4.37 |
| Portfolio Turnover Rate | 8.19 | 8.74 | 3.39 | 11.62 | 25.52 |
| Net Assets, end of period ($ x 1,000) | 74,780 | 81,940 | 89,691 | 99,251 | 109,664 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.03 | 14.34 | 14.06 | 14.40 | 13.93 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .50 | .48 | .49 | .52 | .55 |
| Net realized and unrealized<br>    gain (loss) on investments | .21 | (.31) | .28 | (.34) | .47 |
| Total from Investment Operations | .71 | .17 | .77 | .18 | 1.02 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.50) | (.48) | (.49) | (.52) | (.55) |
| Net asset value, end of period | 14.24 | 14.03 | 14.34 | 14.06 | 14.40 |
| **Total Return (%)[b]** | 5.11 | 1.22 | 5.56 | 1.25 | 7.43 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>    to average net assets | 1.46 | 1.46 | 1.46 | 1.38 | 1.43 |
| Ratio of net expenses<br>    to average net assets | 1.45 | 1.45 | 1.46 | 1.38 | 1.43 |
| Ratio of net investment income<br>    to average net assets | 3.51 | 3.40 | 3.45 | 3.64 | 3.86 |
| Portfolio Turnover Rate | 8.19 | 8.74 | 3.39 | 11.62 | 25.52 |
| Net Assets, end of period ($ x 1,000) | 5,412 | 7,252 | 8,542 | 10,193 | 13,012 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.03 | 14.35 | 14.06 | 14.41 | 13.94 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .47 | .45 | .46 | .49 | .51 |
| Net realized and unrealized gain (loss) on investments | .20 | (.32) | .29 | (.35) | .47 |
| Total from Investment Operations | .67 | .13 | .75 | .14 | .98 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.46) | (.45) | (.46) | (.49) | (.51) |
| Net asset value, end of period | 14.24 | 14.03 | 14.35 | 14.06 | 14.41 |
| **Total Return (%)[b]** | 4.86 | .91 | 5.39 | .94 | 7.17 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.71 | 1.69 | 1.69 | 1.61 | 1.68 |
| Ratio of net expenses to average net assets | 1.70 | 1.68 | 1.68 | 1.61 | 1.68 |
| Ratio of net investment income to average net assets | 3.27 | 3.17 | 3.22 | 3.38 | 3.62 |
| Portfolio Turnover Rate | 8.19 | 8.74 | 3.39 | 11.62 | 25.52 |
| Net Assets, end of period ($ x 1,000) | 3,098 | 4,060 | 4,871 | 4,659 | 3,897 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series, including the Florida Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $74,944, accumulated capital losses $262,145 and unrealized appreciation $3,278,215.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30,

2007. If not applied the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006, were as follows: tax exempt income $3,472,316 and $3,784,683, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $2,859 from commissions earned on sales of the fund's Class A shares and $23,878 and $53 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $31,775 and $28,457, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $195,175, $15,887 and $9,486, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $29,397 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates consist of: management fees $37,793, Rule 12b-1 distribution plan fees $4,138, shareholder services plan fees $17,178, chief compliance officer fees $3,407 and transfer agency per account fees $4,860.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $7,056,638 and $18,487,282, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $78,729,306; accordingly, accumulated net unrealized appreciation on investments was $3,278,215, consisting of $3,301,926 gross unrealized appreciation and $23,711 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Florida Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Florida Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Florida Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 14, 2007

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends'' (not subject to regular Federal and, for individuals who are Florida residents, not subject to taxation by Florida).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on form 1099-INT, both which will be mailed by January 31, 2008.

## PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
| --- | --- | --- |
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
  *Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

——————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State Municipal Bond Fund, Florida Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: PSFLX    Class B: PSFBX    Class C: PSFCX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
        144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0051AR0407

# Dreyfus Premier State Municipal Bond Fund, Maryland Series

**ANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Maryland Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.04% for Class A shares, 4.51% for Class B shares and 4.33% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in that category was 4.74% for the reporting period.[3]

Despite occasional bouts of volatility, municipal bonds fared relatively well as moderating economic growth, stabilizing short-term interest rates and receding inflation concerns helped to support investor sentiment. The fund's Class A shares produced higher returns than its Lipper category average, primarily due to the fund's emphasis on income-oriented securities. However, the fund's returns lagged its benchmark, which contains bonds from many states, not just Maryland, and does not reflect fund fees and expenses in its results.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Maryland state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland state personal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. These conditions changed significantly over the summer, when weakness in housing markets caused the rate of economic growth to moderate. In the fall, energy prices retreated from their record highs, helping to relieve inflationary pressures. The Fed responded to these developments by holding interest rates steady between July 2006 and the end of the reporting period.

As a result, the municipal bond market generally rallied over much of the reporting period before encountering renewed volatility in late February and early March 2007, when global equity markets declined sharply and delinquencies among U.S. sub-prime mortgage holders rose unexpectedly. By the end of April, however, the markets had rebounded strongly, erasing previous losses.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds. In Maryland, generally sound fiscal conditions continued to help support bond prices.

In this environment, the fund continued to receive strong income contributions from its longstanding holdings, which were purchased at higher yields than are available today. Lower-rated bonds fared especially well, including those issued on behalf of corporations. In addition, some of the fund's holdings were scheduled for early redemption, with the cash to do so set aside in escrow, effectively boosting their prices.

### What is the fund's current strategy?

Recent economic data have been mixed, suggesting that the Fed is likely to maintain current monetary policy for some time before eventually reducing short-term interest rates. Therefore, we have attempted to gradually increase the fund's average duration, boosting exposure to bonds with maturities in the 20- to 30-year range. In addition, we intend to look for opportunities to upgrade the fund's seasoned holdings with newly issued bonds. These strategies are designed to help the fund capture incrementally higher income while positioning it for a slower U.S. economy and lower short-term interest rates in the future.

June 1, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Maryland Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in Maryland municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Maryland municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.32%** | **3.93%** | **4.20%** |
| *without sales charge* | **5.04%** | **4.89%** | **4.69%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **0.51%** | **4.00%** | **4.36%** |
| *without redemption* | **4.51%** | **4.34%** | **4.36%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.33%** | **4.09%** | **3.89%** |
| *without redemption* | **4.33%** | **4.09%** | **3.89%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

## Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.65 | $ 7.18 | $ 8.48 |
| Ending value (after expenses) | $1,014.70 | $1,012.20 | $1,010.90 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

## Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.20 | $ 8.50 |
| Ending value (after expenses) | $1,020.18 | $1,017.65 | $1,016.36 |

† *Expenses are equal to the fund's annualized expense ratio of .93% for Class A, 1.44% for Class B and 1.70% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007

| Long-Term Municipal Investments–97.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland–94.9%** | | | | |
| Anne Arundel County, EDR (Anne Arundel Community College Project) | 5.00 | 9/1/17 | 2,255,000 | 2,381,167 |
| Anne Arundel County, Special Obligation Revenue (Arundel Mills Project) | 5.13 | 7/1/21 | 1,000,000 | 1,074,630 |
| Anne Arundel County, Special Obligation Revenue (National Business Park Project) | 5.13 | 7/1/21 | 1,000,000 | 1,074,630 |
| Anne Arundel County, Special Obligation Revenue (National Business Park Project) | 5.13 | 7/1/23 | 1,125,000 | 1,208,959 |
| Baltimore, Port Facilities Revenue (Consolidated Coal Sales Company Project) | 6.50 | 12/1/10 | 4,090,000 | 4,237,567 |
| Baltimore, Project Revenue (Wastewater Projects) (Insured; FGIC) | 5.00 | 7/1/22 | 465,000 | 512,728 |
| Baltimore, Project Revenue (Wastewater Projects) (Insured; MBIA) | 5.00 | 7/1/23 | 1,355,000 | 1,447,099 |
| Baltimore Board of School Commissioners, School System Revenue | 5.00 | 5/1/16 | 1,500,000 | 1,601,355 |
| Frederick County, Educational Facilities Revenue (Mount Saint Mary's University) | 4.50 | 9/1/25 | 1,500,000 | 1,469,640 |
| Gaithersburg, Hospital Facilities Improvement Revenue (Shady Grove Adventist Hospital) (Insured; FSA) | 6.50 | 9/1/12 | 10,000,000 | 10,792,100 |
| Harford County, MFHR (GMNA Collateralized-Affinity Old Post Apartments Projects) | 5.00 | 11/20/25 | 1,460,000 | 1,484,864 |
| Howard County, COP | 8.15 | 2/15/20 | 605,000 | 846,371 |
| Howard County, GO (Consolidated Public Improvement Project) | 5.00 | 8/15/19 | 1,000,000 | 1,069,330 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Howard County, GO (Metropolitan District Project) | 5.25 | 2/15/12 | 155,000 a | 166,050 |
| Howard County, GO (Metropolitan District Project) | 5.25 | 8/15/19 | 1,545,000 | 1,649,535 |
| Hyattsville, Special Obligation Revenue (University Town Center Project) | 5.75 | 7/1/34 | 3,000,000 | 3,189,720 |
| Maryland, State and Local Facilities Loan | 5.00 | 8/1/16 | 10,000,000 | 10,750,400 |
| Maryland Community Development Administration, Department of Housing and Community Development | 5.00 | 9/1/23 | 515,000 | 527,458 |
| Maryland Community Development Administration, Department of Housing and Community Development | 5.60 | 7/1/33 | 1,200,000 | 1,231,092 |
| Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue | 5.95 | 7/1/23 | 1,865,000 | 1,898,607 |
| Maryland Community Development Administration, Department of Housing and Community Development, Multifamily Development Revenue (Washington Gardens) (Collateralized; FNMA) | 5.00 | 2/1/24 | 1,610,000 | 1,643,166 |
| Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue | 5.30 | 9/1/16 | 5,000,000 | 5,151,250 |
| Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue | 4.85 | 9/1/47 | 2,275,000 | 2,275,182 |
| Maryland Community Development Administration, Department of Housing and Community Development (Single Family Program) | 4.95 | 4/1/15 | 4,605,000 | 4,742,643 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA) | 5.50 | 6/1/16 | 3,120,000 | 3,368,040 |
| Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA) | 5.50 | 6/1/18 | 2,535,000 | 2,722,945 |
| Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA) | 5.38 | 6/1/19 | 9,530,000 | 10,157,169 |
| Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project) | 5.25 | 9/15/14 | 5,000,000 | 5,370,100 |
| Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project) | 5.25 | 9/15/16 | 2,940,000 | 3,145,800 |
| Maryland Economic Development Corporation, Senior Student Housing Revenue (Frostburg State University Project) | 6.00 | 10/1/24 | 5,000,000 | 5,136,950 |
| Maryland Economic Development Corporation, Senior Student Housing Revenue (Morgan State University Project) | 6.00 | 7/1/22 | 2,950,000 | 3,108,415 |
| Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project) | 6.00 | 6/1/13 | 1,760,000 [a] | 1,982,306 |
| Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Projects) (Insured; CIFG) | 5.00 | 6/1/25 | 2,770,000 | 2,952,017 |
| Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA) | 5.88 | 7/1/21 | 1,750,000 | 1,874,950 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA) | 6.00 | 7/1/33 | 1,750,000 | 1,879,762 |
| Maryland Health and Higher Educational Facilities Authority, FHA Insured Mortgage Revenue (Western Maryland Health System Issue) (Insured; MBIA) | 4.63 | 1/1/27 | 1,000,000 | 1,020,940 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue) | 6.00 | 7/1/18 | 500,000 | 540,435 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue) | 6.00 | 7/1/19 | 665,000 | 719,896 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue) | 6.00 | 7/1/20 | 750,000 | 811,192 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue) | 6.00 | 7/1/21 | 550,000 | 594,874 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Hospital Issue) | 5.00 | 11/15/19 | 7,600,000 | 8,013,820 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue) | 5.00 | 5/15/37 | 7,250,000 | 7,584,297 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins University Issue) | 5.00 | 7/1/32 | 1,315,000 | 1,367,692 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Maryland Institute College of Art Issue) | 5.50 | 6/1/21 | 335,000 | 349,268 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Union Hospital of Cecil County) | 6.70 | 7/1/09 | 1,270,000 | 1,298,397 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) | 5.75 | 7/1/17 | 3,000,000 | 3,212,430 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) | 6.00 | 7/1/22 | 2,000,000 | 2,170,900 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) | 6.00 | 7/1/32 | 3,000,000 | 3,238,260 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; AMBAC) | 5.00 | 7/1/24 | 1,000,000 | 1,051,350 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; FGIC) | 7.00 | 7/1/22 | 4,510,000 | 5,859,212 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue) | 5.25 | 7/1/18 | 250,000 | 255,595 |
| Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue) | 5.50 | 7/1/38 | 1,200,000 | 1,237,572 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility) | 8.75 | 11/15/10 | 630,000 | 526,006 |
| Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School) | 5.50 | 5/1/20 | 420,000 | 444,062 |
| Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School) | 6.00 | 5/1/35 | 1,000,000 | 1,075,870 |
| Montgomery County, Consolidated Public Improvement | 5.25 | 10/1/15 | 2,000,000 | 2,139,980 |
| Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian) | 5.38 | 7/1/20 | 500,000 | 529,745 |
| Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian) | 5.50 | 7/1/27 | 2,975,000 | 3,175,455 |
| Montgomery County Housing Opportunities Commission, SFMR | 0.00 | 7/1/28 | 41,025,000 | 12,731,698 |
| Montgomery County Housing Opportunities Commission, SFMR | 0.00 | 7/1/33 | 3,060,000 | 678,800 |
| Montgomery County Housing Opportunities Commission, SFMR | 5.00 | 7/1/36 | 2,495,000 | 2,534,122 |
| Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC) | 5.00 | 7/1/20 | 500,000 | 532,270 |
| Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC) | 5.00 | 7/1/22 | 1,000,000 | 1,053,580 |
| Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC) | 5.25 | 3/15/13 | 1,400,000 | 1,465,562 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland (continued)** | | | | |
| Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC) | 5.25 | 3/15/14 | 1,220,000 | 1,275,791 |
| Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Resource Recovery Project) | 6.00 | 7/1/08 | 2,720,000 | 2,770,130 |
| Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC) | 5.50 | 4/1/15 | 7,000,000 | 7,529,270 |
| Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC) | 5.50 | 4/1/16 | 8,000,000 | 8,586,560 |
| Prince Georges County, Special Obligation Revenue (National Harbor Project) | 5.20 | 7/1/34 | 4,000,000 | 4,102,720 |
| Washington Suburban Sanitary District (General Construction) | 5.00 | 6/1/15 | 5,000,000 | 5,286,500 |
| Westminster, Educational Facilities Revenue (McDaniel College, Inc. Project) | 5.00 | 11/1/22 | 1,200,000 | 1,267,836 |
| **U.S. Related—2.9%** | | | | |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 6.00 | 7/1/25 | 1,000,000 | 1,097,580 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FSA) | 5.13 | 7/1/30 | 1,970,000 | 2,059,615 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.13 | 7/1/12 | 1,500,000 [a] | 1,619,055 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/25 | 1,250,000 | 1,314,200 |
| **Total Long-Term Municipal Investments** (cost $200,177,383) | | | | **207,246,534** |

| Short-Term Municipal Investment—.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Maryland;** | | | | |
| Maryland Economic Development Corporation, EDR (Federation of American Societies for Experimental Biology Project) (LOC; SunTrust Bank) (cost $1,900,000) | 3.99 | 5/1/07 | 1,900,000 [b] | **1,900,000** |
| **Total Investments** (cost $202,077,383) | | | **98.7%** | **209,146,534** |
| **Cash and Receivables (Net)** | | | **1.3%** | **2,729,059** |
| **Net Assets** | | | **100.0%** | **211,875,593** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 45.1 |
| AA | | Aa | | AA | 31.9 |
| A | | A | | A | 9.8 |
| BBB | | Baa | | BBB | 2.6 |
| BB | | Ba | | BB | 4.5 |
| F1 | | MIG1/P1 | | SP1/A1 | .9 |
| Not Rated c | | Not Rated c | | Not Rated c | 5.2 |
| | | | | | **100.0** |

† *Based on total investments.*
c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 202,077,383 | 209,146,534 |
| Cash | | 213,018 |
| Interest receivable | | 2,848,454 |
| Receivable for shares of Beneficial Interest subscribed | | 10,394 |
| Prepaid expenses | | 11,266 |
| | | **212,229,666** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 165,313 |
| Payable for shares of Beneficial Interest redeemed | | 120,555 |
| Accrued expenses | | 68,205 |
| | | **354,073** |
| **Net Assets ($)** | | **211,875,593** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 214,389,045 |
| Accumulated net realized gain (loss) on investments | | (9,582,603) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 7,069,151 |
| **Net Assets ($)** | | **211,875,593** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 186,327,379 | 21,523,603 | 4,024,611 |
| Shares Outstanding | 15,224,617 | 1,758,288 | 328,659 |
| **Net Asset Value Per Share ($)** | **12.24** | **12.24** | **12.25** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended April 30, 2007

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **10,634,110** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,206,763 |
| Shareholder servicing costs–Note 3(c) | 659,701 |
| Distribution fees–Note 3(b) | 161,718 |
| Professional fees | 30,377 |
| Custodian fees | 27,371 |
| Registration fees | 23,637 |
| Prospectus and shareholders' reports | 19,486 |
| Trustees' fees and expenses–Note 3(d) | 5,693 |
| Loan commitment fees–Note 2 | 1,005 |
| Miscellaneous | 17,661 |
| **Total Expenses** | **2,153,412** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (287) |
| **Net Expenses** | **2,153,125** |
| **Investment Income–Net** | **8,480,985** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 153,379 |
| Net unrealized appreciation (depreciation) on investments | 2,094,317 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,247,696** |
| **Net Increase in Net Assets Resulting from Operations** | **10,728,681** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income—net | 8,480,985 | 8,958,043 |
| Net realized gain (loss) on investments | 153,379 | 521,497 |
| Net unrealized appreciation (depreciation) on investments | 2,094,317 | (5,055,935) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **10,728,681** | **4,423,605** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (7,456,243) | (7,693,140) |
| Class B shares | (881,629) | (1,101,102) |
| Class C shares | (141,040) | (163,772) |
| Net realized gain on investments: | | |
| Class A shares | – | (56,138) |
| Class B shares | – | (9,062) |
| Class C shares | – | (1,525) |
| **Total Dividends** | **(8,478,912)** | **(9,024,739)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 10,428,304 | 13,803,210 |
| Class B shares | 325,292 | 1,246,019 |
| Class C shares | 176,749 | 641,515 |
| Dividends reinvested: | | |
| Class A shares | 5,665,930 | 5,159,847 |
| Class B shares | 591,464 | 657,485 |
| Class C shares | 85,868 | 86,085 |
| Cost of shares redeemed: | | |
| Class A shares | (24,632,519) | (24,447,412) |
| Class B shares | (8,823,104) | (9,957,192) |
| Class C shares | (986,803) | (1,577,650) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(17,168,819)** | **(14,388,093)** |
| **Total Increase (Decrease) in Net Assets** | **(14,919,050)** | **(18,989,227)** |
| **Net Assets ($):** | | |
| Beginning of Period | 226,794,643 | 245,783,870 |
| **End of Period** | **211,875,593** | **226,794,643** |

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 853,914 | 1,125,513 |
| Shares issued for dividends reinvested | 463,509 | 420,286 |
| Shares redeemed | (2,018,529) | (1,992,162) |
| **Net Increase (Decrease) in Shares Outstanding** | **(701,106)** | **(446,363)** |
| **Class B** [a] | | |
| Shares sold | 26,617 | 101,371 |
| Shares issued for dividends reinvested | 48,392 | 53,529 |
| Shares redeemed | (721,402) | (809,318) |
| **Net Increase (Decrease) in Shares Outstanding** | **(646,393)** | **(654,418)** |
| **Class C** | | |
| Shares sold | 14,450 | 52,285 |
| Shares issued for dividends reinvested | 7,021 | 7,009 |
| Shares redeemed | (80,644) | (128,375) |
| **Net Increase (Decrease) in Shares Outstanding** | **(59,173)** | **(69,081)** |

[a] *During the period ended April 30, 2007, 2,629,390 Class B shares representing $214,844 were automatically converted to 214,883 Class A shares and during the period ended April 30, 2006, 401,740 Class B shares representing $4,946,678 were automatically converted to 401,832 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.36 | 12.12 | 12.37 | 11.82 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .48 | .48 | .48 | .51 | .55 |
| Net realized and unrealized gain (loss) on investments | .12 | (.24) | .24 | (.25) | .55 |
| Total from Investment Operations | .60 | .24 | .72 | .26 | 1.10 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.48) | (.48) | (.48) | (.51) | (.55) |
| Dividends from net realized gain on investments | – | (.00)[b] | – | – | (.00)[b] |
| Total Distributions | (.48) | (.48) | (.48) | (.51) | (.55) |
| Net asset value, end of period | 12.24 | 12.12 | 12.36 | 12.12 | 12.37 |
| **Total Return (%)[c]** | 5.04 | 1.96 | 6.03 | 2.12 | 9.49 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .91 | .91 | .93 | .92 | .93 |
| Ratio of net expenses to average net assets | .91 | .91 | .93 | .92 | .93 |
| Ratio of net investment income to average net assets | 3.94 | 3.87 | 3.90 | 4.15 | 4.53 |
| Portfolio Turnover Rate | 5.67 | 14.38 | 4.33 | 20.40 | 32.27 |
| Net Assets, end of period ($ x 1,000) | 186,327 | 192,953 | 202,323 | 213,004 | 234,408 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01 per share.
[c]  Exclusive of sales charge.
See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.36 | 12.12 | 12.37 | 11.83 |
| Investment Operations: | | | | | |
| Investment income–net[a] | .42 | .41 | .42 | .45 | .49 |
| Net realized and unrealized gain (loss) on investments | .12 | (.24) | .24 | (.25) | .54 |
| Total from Investment Operations | .54 | .17 | .66 | .20 | 1.03 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.42) | (.41) | (.42) | (.45) | (.49) |
| Dividends from net realized gain on investments | – | (.00)[b] | – | – | (.00)[b] |
| Total Distributions | (.42) | (.41) | (.42) | (.45) | (.49) |
| Net asset value, end of period | 12.24 | 12.12 | 12.36 | 12.12 | 12.37 |
| **Total Return (%)[c]** | 4.51 | 1.43 | 5.49 | 1.61 | 8.86 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.41 | 1.42 | 1.43 | 1.42 | 1.44 |
| Ratio of net expenses to average net assets | 1.41 | 1.42 | 1.43 | 1.42 | 1.44 |
| Ratio of net investment income to average net assets | 3.43 | 3.35 | 3.40 | 3.65 | 4.01 |
| Portfolio Turnover Rate | 5.67 | 14.38 | 4.33 | 20.40 | 32.27 |
| Net Assets, end of period ($ x 1,000) | 21,524 | 29,140 | 37,811 | 50,140 | 57,892 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.37 | 12.12 | 12.38 | 11.83 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .39 | .38 | .39 | .41 | .46 |
| Net realized and unrealized gain (loss) on investments | .13 | (.25) | .25 | (.26) | .55 |
| Total from Investment Operations | .52 | .13 | .64 | .15 | 1.01 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.39) | (.38) | (.39) | (.41) | (.46) |
| Dividends from net realized gain on investments | – | (.00)[b] | – | – | (.00)[b] |
| Total Distributions | (.39) | (.38) | (.39) | (.41) | (.46) |
| Net asset value, end of period | 12.25 | 12.12 | 12.37 | 12.12 | 12.38 |
| **Total Return (%)[c]** | 4.33 | 1.09 | 5.31 | 1.26 | 8.66 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.67 | 1.69 | 1.69 | 1.68 | 1.70 |
| Ratio of net expenses to average net assets | 1.67 | 1.69 | 1.69 | 1.68 | 1.70 |
| Ratio of net investment income to average net assets | 3.18 | 3.10 | 3.14 | 3.37 | 3.74 |
| Portfolio Turnover Rate | 5.67 | 14.38 | 4.33 | 20.40 | 32.27 |
| Net Assets, end of period ($ x 1,000) | 4,025 | 4,702 | 5,650 | 6,185 | 6,128 |

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers ten series including the Maryland Series (the "fund").The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation.As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation.The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares.The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered

to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $54,649, accumulated capital losses $9,582,603 and unrealized appreciation $7,069,151.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $827,067 of the carryover expires in fiscal 2011, $1,838,009 expires in fiscal 2012 and $6,917,527 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $8,478,912 and $8,958,014 and ordinary income $0 and $66,725, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $2,073, decreased accumulated net realized gain (loss) on investments by $29 and increased paid-in capital by $2,102. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $5,786 from commissions earned on sales of the fund's Class A shares and $41,883 and $260 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $128,438 and $33,280, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $473,216, $64,219 and $11,094, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $71,848 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $95,731, Rule 12b-1 distribution plan fees $11,350, shareholder services plan fees $43,514, chief compliance officer fees $3,407 and transfer agency per account fees $11,311.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $12,225,520 and $30,001,223, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $202,077,383; accordingly, accumulated net unrealized appreciation on investments was $7,069,151, consisting of $8,210,721 gross unrealized appreciation and $1,141,570 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Maryland Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Maryland Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Maryland Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2007

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Maryland residents, Maryland personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
|---|---|---|
|  | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke† | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino† | 86,257,119 | 1,807,997 |
| Diane Dunst† | 86,291,970 | 1,773,146 |
| Jay I. Meltzer† | 86,218,566 | 1,846,550 |
| Daniel Rose† | 86,214,158 | 1,850,958 |
| Warren B. Rudman† | 86,469,637 | 1,595,479 |
| Sander Vanocur† | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

# BOARD MEMBERS INFORMATION (Unaudited)

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

————————

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

————————

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

————————

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

——————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Maryland Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**   Class A: PSMDX   Class B: PMDBX   Class C: PMDCX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0052AR0407

# Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

**ANNUAL REPORT** April 30, 2007



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Massachusetts Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.23% for Class A shares, 4.77% for Class B shares, 4.53% for Class C shares and 5.54% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.82% for the reporting period.[3]

Municipal bonds fared relatively well in an environment of moderate economic growth and stabilizing short-term interest rates. The fund underperformed its benchmark, which contains bonds from many states, not just Massachusetts, and does not reflect fund fees and expenses in its results. However, the fund's Class A, Class B and Class Z shares produced higher returns than the Lipper category average, primarily due to its focus on income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Early in the reporting period, U.S. economic growth was robust, energy prices were rising and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. However, conditions changed significantly over the summer of 2006, when weakness in the housing and automobile sectors weighed on the economy, falling energy prices alleviated inflation concerns and the Fed refrained from further rate hikes for the remainder of the reporting period.

As investors' inflation fears waned, municipal bonds rallied. The market also was supported by supply-and-demand influences, including robust demand for long-term municipal bonds from non-traditional investors such as hedge funds and leveraged institutional accounts. While turmoil in overseas equity markets and the U.S. sub-prime mortgage sector produced heightened market volatility in late February and early March 2007, bond prices subsequently rebounded, erasing previous losses by the reporting period's end.

Massachusetts took advantage of the economic expansion and rising tax revenues by replenishing its reserves and increasing aid to municipalities. Although the supply of newly issued Massachusetts bonds remained ample, investor demand proved to be robust, putting additional upward pressure on municipal bond prices.

In this environment, we generally maintained the fund's average dura-tion in a range we considered longer than industry averages, which enabled it to participate more fully in higher income at the longer end of the maturity range. However, as yield differences narrowed well beyond historical norms, we allowed the fund's average duration to drift toward a neutral position. The fund also benefited from our focus on income-oriented securities, including lower-rated municipal bonds issued on behalf of corporations.

### What is the fund's current strategy?

Recent U.S. economic data have been mixed, with signs of greater economic weakness emerging at the same time that inflation has remained stubbornly above the Fed's "comfort zone." As a result, we believe that the Fed is unlikely to change short-term interest rates any time soon. We therefore expect to maintain the fund's focus on income-oriented securities until we see signs that the Fed is ready to alter its policy stance. In the meantime, we have continued to monitor Massachusetts housing prices for signs of weakness in a market many analysts consider richly valued.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class Z shares will vary from the performance of Class A, Class B and Class C shares shown above due to differences in charges and expenses.*

*The fund invests primarily in Massachusetts municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A, Class B and Class C shares. The Index is not limited to investments principally in Massachusetts municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class Z shares** | **10/20/04** | **5.54%** | **–** | **–** | **3.68%** |
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | **0.53%** | **4.08%** | **4.74%** | |
| *without sales charge* | | **5.23%** | **5.04%** | **5.23%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | **0.77%** | **4.16%** | **4.90%** | |
| *without redemption* | | **4.77%** | **4.50%** | **4.90%** | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | | **3.53%** | **4.26%** | **4.42%** | |
| *without redemption* | | **4.53%** | **4.26%** | **4.42%** | |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.64 | $ 7.28 | $ 8.37 | $ 3.50 |
| Ending value (after expenses) | $1,012.90 | $1,011.20 | $1,009.20 | $1,014.10 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.30 | $ 8.40 | $ 3.51 |
| Ending value (after expenses) | $1,020.18 | $1,017.55 | $1,016.46 | $1,021.32 |

† Expenses are equal to the fund's annualized expense ratio of .93% for Class A, 1.46% for Class B, 1.68% for Class C and .70% for Class Z, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

April 30, 2007

| Long-Term Municipal Investments−98.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts−85.1%** | | | | |
| Bellingham (Insured; AMBAC) | 5.00 | 3/1/17 | 1,945,000 | 2,049,174 |
| Bellingham (Insured; AMBAC) | 5.00 | 3/1/18 | 2,040,000 | 2,148,283 |
| Bellingham (Insured; AMBAC) | 5.00 | 3/1/19 | 2,140,000 | 2,253,591 |
| Bellingham (Insured; AMBAC) | 5.00 | 3/1/20 | 2,245,000 | 2,364,165 |
| Boston | 5.75 | 2/1/10 | 1,000,000 [a] | 1,053,790 |
| Boston | 5.75 | 2/1/10 | 3,945,000 [a] | 4,157,202 |
| Boston, Convention Center Loan, Special Obligation Bonds (Insured; AMBAC) | 5.00 | 5/1/16 | 1,750,000 | 1,847,877 |
| Boston Industrial Development Financing Authority, Sewage Facility Revenue (Harbor Electric Energy Company Project) | 7.38 | 5/15/15 | 1,805,000 | 1,819,458 |
| Boston Water and Sewer Commission, Revenue | 5.00 | 11/1/20 | 2,000,000 | 2,133,880 |
| Brookline | 5.25 | 4/1/20 | 3,860,000 | 4,058,134 |
| Fall River (Insured; MBIA) | 5.25 | 6/1/10 | 1,000,000 | 1,011,270 |
| Greater Lawrence Sanitation District (Insured; MBIA) | 5.75 | 6/15/10 | 1,425,000 [a] | 1,524,194 |
| Holliston (Insured; MBIA) | 5.25 | 4/1/20 | 1,655,000 | 1,781,243 |
| Holyoke Gas and Electric Department, Revenue (Insured; MBIA) | 5.38 | 12/1/15 | 1,245,000 | 1,346,791 |
| Hopkinton | 5.00 | 9/1/17 | 1,735,000 | 1,832,368 |
| Hopkinton | 5.00 | 9/1/18 | 1,735,000 | 1,831,796 |
| Hopkinton | 5.00 | 9/1/19 | 1,735,000 | 1,831,796 |
| Hopkinton | 5.00 | 9/1/20 | 1,735,000 | 1,831,796 |
| Marblehead | 5.00 | 8/15/23 | 1,835,000 | 1,949,357 |
| Marblehead | 5.00 | 8/15/24 | 1,925,000 | 2,043,715 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts (Insured; AMBAC) | 6.00 | 8/1/10 | 1,500,000 | 1,605,435 |
| Massachusetts (Insured; FSA) | 5.25 | 9/1/23 | 1,000,000 | 1,140,390 |
| Massachusetts, Consolidated Loan | 5.00 | 3/1/19 | 1,640,000 | 1,751,914 |
| Massachusetts, Consolidated Loan (Insured; FSA) | 5.13 | 3/1/12 | 3,000,000 [a] | 3,181,440 |
| Massachusetts, Consolidated Loan (Insured; MBIA) | 5.38 | 8/1/12 | 1,000,000 [a] | 1,077,010 |
| Massachusetts, Federal Highway | 5.50 | 12/15/09 | 1,000,000 | 1,045,480 |
| Massachusetts, Federal Highway, GAN | 5.50 | 6/15/14 | 1,000,000 | 1,036,790 |
| Massachusetts Bay Transportation Authority (General Transportation Systems) | 6.20 | 3/1/16 | 2,055,000 | 2,340,028 |
| Massachusetts Bay Transportation Authority (General Transportation Systems) | 7.00 | 3/1/21 | 1,000,000 | 1,236,700 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.25 | 7/1/10 | 3,000,000 [a] | 3,139,980 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.00 | 7/1/21 | 2,400,000 | 2,561,760 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.25 | 7/1/30 | 1,495,000 | 1,554,994 |
| Massachusetts Bay Transportation Authority, Sales Tax Revenue | 5.00 | 7/1/12 | 1,000,000 [a] | 1,061,820 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 5.00 | 7/1/21 | 1,000,000 | 1,103,320 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 0.00 | 7/1/24 | 6,000,000 [b] | 2,712,600 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue (Insured; MBIA) | 5.50 | 7/1/27 | 3,000,000 | 3,565,500 |
| Massachusetts College Building Authority, Project Revenue (Insured; MBIA) | 5.00 | 5/1/23 | 1,190,000 | 1,256,473 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts College Building Authority, Project Revenue (Insured; MBIA) | 0.00 | 5/1/26 | 5,385,000 | 2,408,172 |
| Massachusetts Development Finance Agency, Revenue (Assumption College Issue) (Insured; Radian) | 6.00 | 3/1/30 | 1,905,000 | 2,022,577 |
| Massachusetts Development Finance Agency, Revenue (College of the Holy Cross Issue) (Insured; AMBAC) | 5.00 | 9/1/23 | 1,335,000 [b] | 1,438,249 |
| Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA) | 5.00 | 3/1/36 | 1,000,000 | 1,034,590 |
| Massachusetts Development Finance Agency, Revenue (Landmark School Issue) (Insured; Radian) | 5.25 | 6/1/29 | 1,100,000 | 1,120,482 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.75 | 1/1/10 | 2,000,000 [a] | 2,170,360 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.38 | 7/1/23 | 1,000,000 | 1,137,360 |
| Massachusetts Development Finance Agency, Revenue (Mount Holyoke College Issue) | 5.25 | 7/1/31 | 5,000,000 | 5,241,450 |
| Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA) | 5.75 | 6/20/22 | 600,000 | 671,916 |
| Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA) | 6.00 | 6/20/44 | 1,500,000 | 1,683,765 |
| Massachusetts Development Finance Agency, RRR (Ogden Haverhill Project) | 5.50 | 12/1/19 | 1,200,000 | 1,243,368 |
| Massachusetts Development Finance Agency, RRR (SEMASS System) (Insured; MBIA) | 5.63 | 1/1/14 | 2,000,000 | 2,163,460 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue) | 5.00 | 2/1/36 | 2,000,000 | 2,056,560 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 5.70 | 7/1/11 | 500,000 | 503,635 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 5.00 | 1/1/13 | 1,440,000 | 1,463,213 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 5.85 | 7/1/14 | 345,000 | 347,753 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 4.70 | 1/1/27 | 5,000,000 | 5,018,950 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; MBIA) | 5.13 | 12/1/14 | 585,000 | 586,164 |
| Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue) | 6.50 | 7/1/17 | 1,485,000 | 1,637,257 |
| Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue) | 6.00 | 7/1/22 | 5,100,000 | 5,491,272 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Community College Program) (Insured; AMBAC) | 5.25 | 10/1/26 | 2,845,000 | 2,963,978 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Hallmark Health System Issue) (Insured; FSA) | 5.25 | 7/1/10 | 2,055,000 | 2,108,081 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Harvard Pilgrim Health Care Issue) (Insured; FSA) | 5.25 | 7/1/11 | 1,675,000 | 1,712,369 |

**12**

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue) | 6.00 | 7/1/10 | 2,500,000 [a] | 2,694,525 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue) | 5.00 | 7/15/22 | 2,945,000 | 3,090,542 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue) | 5.13 | 7/15/37 | 2,000,000 | 2,100,880 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue) | 5.25 | 7/1/33 | 5,000,000 | 5,877,100 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Medical Academic and Scientific Community Organization Issue) | 6.63 | 1/1/15 | 2,500,000 | 2,527,600 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Milford Regional Medical Center Issue) | 5.00 | 7/15/32 | 2,250,000 | 2,297,678 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Milford-Whitinsville Regional Hospital Issue) | 6.50 | 7/15/12 | 2,250,000 [a] | 2,548,957 |
| Massachusetts Health and Educational Facilities Authority, Revenue (New England Medical Center Hospitals Issue) (Insured; FGIC) | 5.38 | 5/15/17 | 1,950,000 | 2,081,001 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 6.00 | 7/1/16 | 1,520,000 | 1,653,669 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 6.00 | 7/1/17 | 1,145,000 | 1,245,691 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 5.00 | 7/1/20 | 1,200,000 | 1,247,988 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 5.75 | 7/1/32 | 1,350,000 | 1,454,773 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA) | 5.13 | 7/1/11 | 1,000,000 | 1,012,220 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College Issue) (Insured; Radian) | 5.13 | 10/15/23 | 1,100,000 | 1,156,287 |
| Massachusetts Health and Educational Facilities Authority, Revenue (The Schepens Eye Research Institute, Inc. Issue) (Insured; ACA) | 6.50 | 7/1/28 | 2,100,000 | 2,246,097 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue) | 5.50 | 8/15/17 | 1,700,000 | 1,937,796 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue) | 5.50 | 8/15/18 | 1,625,000 | 1,864,541 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue) | 5.25 | 2/15/30 | 2,000,000 | 2,083,800 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue) | 5.25 | 7/1/25 | 1,895,000 | 1,976,011 |
| Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue) | 5.00 | 7/1/33 | 1,070,000 | 1,086,778 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue) | 5.00 | 7/1/26 | 1,260,000 | 1,346,373 |
| Massachusetts Housing Finance Agency, Housing Development Revenue (Insured; MBIA) | 5.40 | 6/1/20 | 345,000 | 351,186 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.00 | 12/1/24 | 1,620,000 | 1,666,138 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.00 | 12/1/26 | 1,250,000 | 1,282,550 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.00 | 12/1/28 | 2,000,000 | 2,035,180 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.00 | 6/1/30 | 2,000,000 | 2,064,300 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.25 | 12/1/33 | 2,000,000 | 2,062,360 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.10 | 6/1/37 | 3,000,000 | 3,080,520 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.10 | 12/1/37 | 2,180,000 | 2,235,786 |
| Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project) | 5.60 | 12/1/19 | 2,000,000 | 2,073,260 |
| Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project) | 6.95 | 12/1/35 | 2,790,000 | 2,828,558 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Massachusetts Municipal Wholesale Electric Company, Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA) | 5.25 | 7/1/14 | 2,000,000 | 2,145,000 |
| Massachusetts Municipal Wholesale Electric Company, Power Supply Project Revenue (Project Number 6 Issue) (Insured; MBIA) | 5.25 | 7/1/12 | 1,810,000 | 1,934,220 |
| Massachusetts Water Pollution Abatement Trust (Pool Program) | 5.38 | 8/1/09 | 1,710,000 [a] | 1,789,088 |
| Massachusetts Water Pollution Abatement Trust (Pool Program) | 5.38 | 8/1/27 | 3,065,000 | 3,188,152 |
| Massachusetts Water Pollution Abatement Trust (Pool Program) | 4.38 | 8/1/36 | 950,000 | 931,494 |
| Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (Massachusetts Water Resources Authority Program) | 6.00 | 8/1/14 | 1,015,000 | 1,073,616 |
| Massachusetts Water Resources Authority (Insured; MBIA) | 5.20 | 8/1/11 | 1,000,000 [a] | 1,068,040 |
| Massachusetts Water Resources Authority (Insured; MBIA) | 5.25 | 8/1/26 | 2,000,000 | 2,202,260 |
| Massachusetts Water Resources Authority, General Revenue (Insured; MBIA) | 5.25 | 8/1/21 | 1,500,000 | 1,662,330 |
| Medford (Insured; AMBAC) | 5.00 | 3/15/19 | 1,155,000 | 1,216,793 |
| Narragansett Regional School District, GO (Insured; AMBAC) | 6.50 | 6/1/16 | 1,205,000 | 1,314,366 |
| New England Educational Loan Marketing Corporation, Student Loan Revenue | 6.90 | 11/1/09 | 3,000,000 | 3,000,210 |
| Pittsfield (Insured; MBIA) | 5.13 | 4/15/22 | 1,500,000 | 1,595,865 |
| Route 3 North Transportation Improvement Association, LR (Insured; MBIA) | 5.75 | 6/15/10 | 1,000,000 [a] | 1,060,680 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts (continued)** | | | | |
| Route 3 North Transportation Improvement Association, LR (Insured; MBIA) | 5.75 | 6/15/15 | 1,500,000 | 1,589,895 |
| Sandwich (Insured; MBIA) | 5.00 | 7/15/19 | 1,000,000 | 1,084,590 |
| Springfield, Municipal Purpose Loan (Insured; FGIC) | 5.00 | 8/1/11 | 1,000,000 a | 1,060,240 |
| Triton Regional School District (Insured; FGIC) | 5.25 | 4/1/19 | 1,420,000 | 1,510,539 |
| Triton Regional School District (Insured; FGIC) | 5.25 | 4/1/20 | 1,420,000 | 1,510,539 |
| Westfield (Insured; FGIC) | 6.50 | 5/1/10 | 1,750,000 a | 1,905,033 |
| **U.S. Related–13.2%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 2,000,000 a | 2,126,680 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/1/10 | 2,000,000 a | 2,126,680 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.38 | 5/15/33 | 2,045,000 | 2,141,585 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 5.50 | 5/15/39 | 1,245,000 | 1,306,179 |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 5,000,000 | 351,500 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/25 | 1,500,000 | 1,613,430 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/26 | 2,000,000 | 2,152,820 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/30 | 2,000,000 | 2,151,240 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FSA) | 5.25 | 7/1/14 | 1,000,000 | 1,094,470 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Commonwealth, Public Improvement (Insured; XLCA) | 5.25 | 7/1/17 | 1,460,000 | 1,628,630 |
| Puerto Rico Electric Power Authority, Power Revenue | 5.13 | 7/1/29 | 1,700,000 | 1,779,407 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.13 | 7/1/12 | 1,000,000 [a] | 1,079,370 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue | 0.00 | 7/1/20 | 5,000,000 | 2,807,450 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/18 | 1,000,000 | 1,065,010 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/31 | 2,000,000 | 2,095,000 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 0.00 | 7/1/35 | 2,665,000 | 772,210 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; FGIC) | 5.50 | 7/1/19 | 1,000,000 | 1,148,040 |
| Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue | 5.75 | 7/1/22 | 1,900,000 | 2,198,775 |
| Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue (Insured; AMBAC) | 6.25 | 7/1/15 | 1,100,000 | 1,292,324 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 5.63 | 10/1/10 | 680,000 | 695,579 |

**18**

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program) | 5.88 | 10/1/18 | 500,000 | 517,905 |
| Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian) | 5.13 | 7/1/11 | 1,000,000 | 1,024,710 |
| **Total Long-Term Municipal Investments** (cost $237,070,650) | | | | **247,688,584** |

## Short-Term Municipal Investment—2.0%

| | | | | |
|---|---|---|---|---|
| **Massachusetts;** | | | | |
| Massachusetts, Consolidated Loan (Liquidity Facility; Dexia Credit Locale) (cost $5,100,000) | 3.97 | 5/1/07 | 5,100,000 [c] | **5,100,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $242,170,650) | **100.3%** | **252,788,584** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | **(674,263)** |
| **Net Assets** | **100.0%** | **252,114,321** |

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 50.8 |
| AA | | Aa | | AA | 25.0 |
| A | | A | | A | 8.8 |
| BBB | | Baa | | BBB | 12.1 |
| F1 | | MIG1/P1 | | SP1/A1 | 2.0 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | 1.3 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[d]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 242,170,650 | 252,788,584 |
| Cash | | 203,804 |
| Interest receivable | | 3,632,391 |
| Receivable for shares of Beneficial Interest subscribed | | 4,422 |
| Prepaid expenses | | 17,440 |
| | | **256,646,641** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 144,190 |
| Payable for investment securities purchased | | 4,136,721 |
| Payable for shares of Beneficial Interest redeemed | | 160,059 |
| Accrued expenses | | 91,350 |
| | | **4,532,320** |
| **Net Assets ($)** | | **252,114,321** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 241,121,325 |
| Accumulated net realized gain (loss) on investments | | 375,062 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 10,617,934 |
| **Net Assets ($)** | | **252,114,321** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Net Assets ($) | 49,033,906 | 3,892,837 | 3,520,232 | 195,667,346 |
| Shares Outstanding | 4,205,247 | 334,198 | 301,654 | 16,781,645 |
| **Net Asset Value Per Share ($)** | **11.66** | **11.65** | **11.67** | **11.66** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **9,571,431** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,072,134 |
| Shareholder servicing costs–Note 3(c) | 306,064 |
| Distribution fees–Note 3(b) | 52,570 |
| Registration fees | 34,905 |
| Professional fees | 28,097 |
| Custodian fees | 27,725 |
| Prospectus and shareholders' reports | 15,848 |
| Trustees' fees and expenses–Note 3(d) | 2,117 |
| Loan commitment fees–Note 2 | 674 |
| Miscellaneous | 29,151 |
| **Total Expenses** | **1,569,285** |
| **Investment Income-Net** | **8,002,146** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 608,753 |
| Net unrealized appreciation (depreciation) on investments | 3,268,186 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,876,939** |
| **Net Increase in Net Assets Resulting from Operations** | **11,879,085** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 8,002,146 | 8,178,378 |
| Net realized gain (loss) on investments | 608,753 | 355,500 |
| Net unrealized appreciation (depreciation) on investments | 3,268,186 | (5,422,109) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **11,879,085** | **3,111,769** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (2,009,918) | (1,987,149) |
| Class B shares | (157,804) | (196,150) |
| Class C shares | (127,689) | (137,851) |
| Class Z shares | (5,676,900) | (5,846,425) |
| Net realized gain on investments: | | |
| Class A shares | (140,838) | (98,779) |
| Class B shares | (12,166) | (11,262) |
| Class C shares | (10,772) | (8,580) |
| Class Z shares | (365,469) | (282,073) |
| **Total Dividends** | **(8,501,556)** | **(8,568,269)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 6,044,925 | 7,517,958 |
| Class B shares | 19,823 | 213,873 |
| Class C shares | 242,638 | 756,080 |
| Class Z shares | 4,249,546 | 6,319,719 |
| Net assets received in connection with reorganization–Note 1 | 61,190,890 | – |
| Dividends reinvested: | | |
| Class A shares | 1,538,233 | 1,409,646 |
| Class B shares | 94,674 | 113,194 |
| Class C shares | 88,733 | 95,039 |
| Class Z shares | 4,480,017 | 4,537,431 |
| Cost of shares redeemed: | | |
| Class A shares | (8,930,354) | (9,530,208) |
| Class B shares | (1,457,492) | (1,226,345) |
| Class C shares | (1,323,315) | (467,860) |
| Class Z shares | (14,091,868) | (17,367,119) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **52,146,450** | **(7,628,592)** |
| **Total Increase (Decrease) in Net Assets** | **55,523,979** | **(13,085,092)** |
| **Net Assets ($):** | | |
| Beginning of Period | 196,590,342 | 209,675,434 |
| **End of Period** | **252,114,321** | **196,590,342** |

| | Year Ended April 30, | |
|---|---|---|
| | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 519,032 | 637,842 |
| Shares issued for dividends reinvested | 131,940 | 119,871 |
| Shares redeemed | (765,038) | (808,781) |
| **Net Increase (Decrease) in Shares Outstanding** | **(114,066)** | **(51,068)** |
| **Class B**[a] | | |
| Shares sold | 1,702 | 18,182 |
| Shares issued for dividends reinvested | 8,123 | 9,629 |
| Shares redeemed | (125,102) | (104,474) |
| **Net Increase (Decrease) in Shares Outstanding** | **(115,277)** | **(76,663)** |
| **Class C** | | |
| Shares sold | 20,734 | 64,204 |
| Shares issued for dividends reinvested | 7,597 | 8,077 |
| Shares redeemed | (113,868) | (39,752) |
| **Net Increase (Decrease) in Shares Outstanding** | **(85,537)** | **32,529** |
| **Class Z** | | |
| Shares sold | 364,842 | 536,924 |
| Shares issued in connection with reorganization–Note1 | 5,383,966 | – |
| Shares issued for dividends reinvested | 383,788 | 385,822 |
| Shares redeemed | (1,208,407) | (1,477,325) |
| **Net Increase (Decrease) in Shares Outstanding** | **4,924,189** | **(554,579)** |

[a] *During the period ended April 30, 2007, 40,513 Class B shares representing $474,253, were automatically converted to 40,467 Class A shares and during the period ended April 30, 2006, 26,311 Class B shares representing $310,909 were automatically converted to 26,284 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.56 | 11.87 | 11.50 | 11.80 | 11.30 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .47 | .46 | .46 | .46 | .50 |
| Net realized and unrealized gain (loss) on investments | .12 | (.29) | .39 | (.21) | .50 |
| Total from Investment Operations | .59 | .17 | .85 | .25 | 1.00 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.46) | (.46) | (.46) | (.46) | (.50) |
| Dividends from net realized gain on investments | (.03) | (.02) | (.02) | (.09) | – |
| Total Distributions | (.49) | (.48) | (.48) | (.55) | (.50) |
| Net asset value, end of period | 11.66 | 11.56 | 11.87 | 11.50 | 11.80 |
| **Total Return (%)** [b] | 5.23 | 1.48 | 7.54 | 2.15 | 9.04 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .92 | .92 | .97 | .99 | .98 |
| Ratio of net expenses to average net assets | .92 | .92 | .97 | .99 | .98 |
| Ratio of net investment income to average net assets | 3.99 | 3.92 | 3.96 | 3.94 | 4.35 |
| Portfolio Turnover Rate | 30.97 | 34.00 | 43.92 | 46.61 | 70.83 |
| Net Assets, end of period ($ x 1,000) | 49,034 | 49,913 | 51,884 | 50,624 | 56,826 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.54 | 11.86 | 11.50 | 11.80 | 11.29 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .40 | .40 | .40 | .40 | .44 |
| Net realized and unrealized gain (loss) on investments | .14 | (.30) | .38 | (.21) | .51 |
| Total from Investment Operations | .54 | .10 | .78 | .19 | .95 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.40) | (.40) | (.40) | (.40) | (.44) |
| Dividends from net realized gain on investments | (.03) | (.02) | (.02) | (.09) | – |
| Total Distributions | (.43) | (.42) | (.42) | (.49) | (.44) |
| Net asset value, end of period | 11.65 | 11.54 | 11.86 | 11.50 | 11.80 |
| **Total Return (%) [b]** | 4.77 | .86 | 6.89 | 1.62 | 8.58 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.45 | 1.45 | 1.49 | 1.51 | 1.48 |
| Ratio of net expenses to average net assets | 1.45 | 1.45 | 1.49 | 1.51 | 1.48 |
| Ratio of net investment income to average net assets | 3.47 | 3.39 | 3.44 | 3.41 | 3.80 |
| Portfolio Turnover Rate | 30.97 | 34.00 | 43.92 | 46.61 | 70.83 |
| Net Assets, end of period ($ x 1,000) | 3,893 | 5,188 | 6,239 | 6,990 | 6,944 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

| Class C Shares | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| | | Year Ended April 30, | | | |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.56 | 11.88 | 11.51 | 11.82 | 11.31 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .38 | .37 | .37 | .38 | .41 |
| Net realized and unrealized gain (loss) on investments | .14 | (.30) | .39 | (.23) | .52 |
| Total from Investment Operations | .52 | .07 | .76 | .15 | .93 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.38) | (.37) | (.37) | (.37) | (.42) |
| Dividends from net realized gain on investments | (.03) | (.02) | (.02) | (.09) | – |
| Total Distributions | (.41) | (.39) | (.39) | (.46) | (.42) |
| Net asset value, end of period | 11.67 | 11.56 | 11.88 | 11.51 | 11.82 |
| **Total Return (%)** [b] | 4.53 | .64 | 6.74 | 1.29 | 8.31 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.67 | 1.66 | 1.72 | 1.74 | 1.71 |
| Ratio of net expenses to average net assets | 1.67 | 1.66 | 1.71 | 1.74 | 1.71 |
| Ratio of net investment income to average net assets | 3.24 | 3.18 | 3.20 | 3.15 | 3.50 |
| Portfolio Turnover Rate | 30.97 | 34.00 | 43.92 | 46.61 | 70.83 |
| Net Assets, end of period ($ x 1,000) | 3,520 | 4,478 | 4,214 | 3,680 | 2,532 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| Class Z Shares | | Year Ended April 30, | |
|---|---|---|---|
| | 2007 | 2006 | 2005[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 11.55 | 11.87 | 11.88 |
| Investment Operations: | | | |
| Investment income—net [b] | .48 | .48 | .25 |
| Net realized and unrealized gain (loss) on investments | .15 | (.30) | .01 |
| Total from Investment Operations | .63 | .18 | .26 |
| Distributions: | | | |
| Dividends from investment income—net | (.49) | (.48) | (.25) |
| Dividends from net realized gain on investments | (.03) | (.02) | (.02) |
| Total Distributions | (.52) | (.50) | (.27) |
| Net asset value, end of period | 11.66 | 11.55 | 11.87 |
| **Total Return (%)** | 5.54 | 1.56 | 2.23[c] |
| **Ratios/Supplemental Data (%):** | | | |
| Ratio of total expenses to average net assets | .71 | .76 | .77[d] |
| Ratio of net expenses to average net assets | .71 | .75 | .76[d] |
| Ratio of net investment income to average net assets | 4.20 | 4.09 | 4.07[d] |
| Portfolio Turnover Rate | 30.97 | 34.00 | 43.92 |
| Net Assets, end of period ($ x 1,000) | 195,667 | 137,011 | 147,338 |

[a]  *From October 20, 2004 (commencement of initial offering) to April 30, 2005.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
[d]  *Annualized.*
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the
"Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including
the Massachusetts Series (the "fund"). The fund's investment objective
is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation
(the "Manager" or "Dreyfus") serves as the fund's investment adviser.
The Manager is a wholly-owned subsidiary of Mellon Financial
Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank
of New York Company, Inc. approved the proposed merger of the two
companies. The new company will be called The Bank of New York
Mellon Corporation. As part of this transaction, Dreyfus would
become a wholly-owned subsidiary of The Bank of New York Mellon
Corporation. The transaction is subject to certain regulatory
approvals, as well as other customary conditions to closing. Subject to
such approvals and the satisfaction of the other conditions, Mellon
Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

As of the close of business on April 24, 2007, pursuant to an Agreement
and Plan of reorganization previously approved by the fund's Board of
Trustees, all of the assets, subject to liabilities, of Dreyfus Massachusetts
Intermediate Municipal Bond Fund were transferred to the fund in
exchange for shares of Beneficial Interest of the fund of equal value.
Shareholders of Dreyfus Massachusetts Intermediate Municipal Bond
Fund received Class Z shares of the fund, in a amount equal to the
aggregate net asset value of their investment in Dreyfus Massachusetts
Intermediate Municipal Bond Fund at the time of the exchange. The
fund's net asset value on the close of business on April 24, 2007 was
$11.66 per share for class Z shares, and a total of 5,383,966 Class Z
shares representing net assets of $61,190,890 (including $1,598,499 net
unrealized depreciation on investments) were issued to shareholders of

Dreyfus Massachusetts Intermediate Municipal Bond Fund in the exchange. The exchange was a tax-free event to Dreyfus Massachusetts Intermediate Municipal Bond Fund shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $38,333, undistributed capital gains $305,191 and unrealized appreciation $10,687,805.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006, were as follows: tax exempt income $7,972,311 and $8,167,575, ordinary income $94,568 and $227,981 and long-term capital gains $434,677 and $172,713, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $29,835 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $1,682 from commissions earned on sales of the fund's Class A shares and $15,081 and $357 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $22,867 and $29,703, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $126,552, $11,434, and $9,901, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholders accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2007, Class Z shares were charged $65,519 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $61,211 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $111,512, Rule 12b-1 distribution plan fees $3,849, shareholders services plan fees $14,922, chief compliance officer fees $3,407 and transfer agency per account fees $10,500.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $108,287,359 and $60,950,317, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $242,100,779; accordingly, accumulated net unrealized appreciation on investments was $10,687,805, consisting of $10,805,837 gross unrealized appreciation and $118,032 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Massachusetts Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes), and

—the fund hereby designates $.0262 per share as a long-term capital gain distribution and $.0057 per share as a short-term capital gain distribution of the $.0319 per share paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
| --- | --- | --- |
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† Each new Board member's term commenced on January 1, 2007.
  Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

———————

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

———————

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

———————

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

---

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

---

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

---

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

**Daniel Rose (77)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

**Warren B. Rudman (76)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

——————————

**Sander Vanocur (79)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

——————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2004.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: PSMAX    Class B: PBMAX    Class C: PCMAX
                       Class Z: PMAZX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
        144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0063AR0407

# Dreyfus Premier State Municipal Bond Fund, Michigan Series

**ANNUAL REPORT** April 30, 2007



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

**How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?**

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.71% for Class A shares, 5.05% for Class B shares and 4.86% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.74% for the reporting period.[3]

Municipal bonds fared relatively well over the reporting period in an environment of slowing economic growth and stable interest rates. The fund produced higher returns than its Lipper category average, and was generally in line with the Index, mainly due to our focus on income-oriented securities.

**What is the fund's investment approach?**

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Municipal bonds rallied over much of the reporting period as the rate of U.S. economic growth slowed and investors became less concerned about inflation. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when it refrained from changing short-term interest rates between July 2006 and the end of the reporting period.

However, heightened market volatility in May 2006 and late February 2007 offset most of the market's gains. Volatility early in the reporting period was the result of intensifying inflation concerns, while a sell-off in the first quarter of 2007 was due to turmoil in global equity markets and the U.S. sub-prime mortgage sector. Consequently, the majority of the fund's returns over the reporting period were derived from current income.

Favorable supply-and-demand factors in the national market generally put upward pressure on municipal bond prices, as an increased volume of newly issued securities was readily absorbed by robust investor demand. Although some states continued to receive more tax revenue than originally projected in the slowing economy, Michigan was relatively hard-hit by weakness in the automotive sector, softening housing markets and the sub-prime mortgage debacle. Two of the bond rating agencies issued downgrades of Michigan's credit rating during the reporting period, and another changed its outlook to negative.

As the municipal bond market rallied, we allowed the fund's average duration to drift from a longer-than-average position to one that was slightly shorter than industry averages, effectively adopting a more defensive investment posture. We also maintained an emphasis on income-oriented securities, including seasoned core holdings that were acquired when yields were higher than are available today. Some of those holdings were scheduled for early redemption by their issuers, with cash placed in escrow to do so, effectively boosting prices of the affected bonds. Zero-coupon municipal bonds also contributed positively to the fund's relative performance.

## What is the fund's current strategy?

Recent economic and inflation data have been mixed, suggesting to us that the Fed is likely to leave short-term interest rates unchanged for some time before eventually reducing them. We therefore have maintained our focus on income-oriented bonds, and we may increase the fund's average duration to position it for an eventual Fed ease. In addition, slowing U.S. economic growth has made us more acutely aware of credit risks, and we have continued to emphasize higher-quality securities.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



| | |
|---|---|
| Dreyfus Premier State Municipal Bond Fund, Michigan Series (Class A shares) | ——— |
| Dreyfus Premier State Municipal Bond Fund, Michigan Series (Class B shares) | ········· |
| Dreyfus Premier State Municipal Bond Fund, Michigan Series (Class C shares) | ——— |
| Lehman Brothers Municipal Bond Index† | ▬▬▬ |

Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Michigan Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*The fund invests primarily in Michigan municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Michigan municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.92%** | **3.62%** | **4.52%** |
| *without sales charge* | **5.71%** | **4.58%** | **4.99%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **1.05%** | **3.69%** | **4.69%** |
| *without redemption* | **5.05%** | **4.03%** | **4.69%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.86%** | **3.82%** | **4.22%** |
| *without redemption* | **4.86%** | **3.82%** | **4.22%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.79 | $   8.53 | $   9.47 |
| Ending value (after expenses) | $1,014.20 | $1,010.80 | $1,009.90 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.81 | $   8.55 | $   9.49 |
| Ending value (after expenses) | $1,019.04 | $1,016.31 | $1,015.37 |

† Expenses are equal to the fund's annualized expense ratio of 1.16% for Class A, 1.71% for Class B and 1.90% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

| Long-Term Municipal Investments—103.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Michigan—101.7%** | | | | |
| Allegan Hospital Finance Authority, HR (Allegan General Hospital) | 6.88 | 11/15/17 | 4,460,000 | 4,750,346 |
| Allen Park Public Schools, GO—Unlimited Tax (Insured; FSA) | 4.25 | 5/1/33 | 2,250,000 | 2,176,020 |
| Brighton Area Schools, GO—Unlimited Tax (Insured; AMBAC) | 0.00 | 5/1/14 | 8,000,000 | 6,083,200 |
| Brighton Area Schools, GO—Unlimited Tax (Insured; AMBAC) | 0.00 | 5/1/20 | 3,800,000 | 2,204,988 |
| Detroit, Water Supply System Revenue (Insured; FGIC) | 5.75 | 7/1/11 | 4,000,000 a | 4,345,800 |
| Detroit, Water Supply System Revenue (Insured; MBIA) | 5.00 | 7/1/34 | 5,365,000 | 5,582,497 |
| Detroit Community High School, Public School Academy Revenue | 5.65 | 11/1/25 | 1,200,000 | 1,210,872 |
| Detroit Community High School, Public School Academy Revenue | 5.75 | 11/1/35 | 1,215,000 | 1,221,075 |
| Detroit School District, School Building and Site Improvement Bonds (GO—Unlimited Tax) (Insured; FGIC) | 6.00 | 5/1/20 | 1,000,000 | 1,195,050 |
| Detroit School District, School Building and Site Improvement Bonds (GO—Unlimited Tax) (Insured; FGIC) | 5.00 | 5/1/28 | 3,500,000 | 3,640,630 |
| Dickinson County Healthcare System, HR (Insured; ACA) | 5.50 | 11/1/13 | 2,515,000 | 2,629,030 |
| Dickinson County Healthcare System, HR (Insured; ACA) | 5.70 | 11/1/18 | 1,800,000 | 1,882,710 |
| Fowlerville Community Schools, School Building and Site Bonds (Insured; MBIA) | 5.60 | 5/1/07 | 2,995,000 a | 2,995,150 |
| Grand Valley State University, Revenue (Insured; FGIC) | 5.25 | 12/1/10 | 3,000,000 a | 3,157,290 |
| Huron Valley School District, GO—Unlimited Tax (Insured; FGIC) | 0.00 | 5/1/18 | 6,270,000 | 3,997,501 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Michigan (continued)** | | | | |
| Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC) | 6.25 | 6/1/14 | 2,000,000 | 2,302,500 |
| Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project) | 6.25 | 7/1/40 | 2,000,000 | 2,234,740 |
| Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project) | 5.00 | 3/1/35 | 1,200,000 | 1,236,684 |
| Michigan Higher Education Student Loan Authority, Student Loan Revenue (Insured; AMBAC) | 5.20 | 9/1/20 | 1,540,000 | 1,606,420 |
| Michigan Hospital Finance Authority, HR (Detroit Medical Center) | 8.13 | 8/15/12 | 75,000 | 75,134 |
| Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC) | 6.00 | 12/1/27 | 3,500,000 | 3,772,895 |
| Michigan Housing Development Authority, Limited Obligation MFHR (Deaconess Tower Apartments) (Collateralized; GNMA) | 5.25 | 2/20/48 | 1,270,000 | 1,304,227 |
| Michigan Housing Development Authority, Rental Housing Revenue (Insured; FSA) | 5.20 | 10/1/42 | 2,500,000 | 2,578,350 |
| Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue | 5.375 | 10/1/21 | 10,200,000 [b,c] | 10,992,744 |
| Michigan Strategic Fund, LOR (NSF International Project) | 5.13 | 8/1/19 | 700,000 | 731,710 |
| Michigan Strategic Fund, LOR (NSF International Project) | 5.25 | 8/1/26 | 1,000,000 | 1,048,180 |
| Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA) | 5.25 | 12/15/32 | 1,250,000 | 1,313,488 |
| Michigan Strategic Fund, SWDR (Genesee Power Station Project) | 7.50 | 1/1/21 | 2,400,000 | 2,400,072 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Michigan (continued)** | | | | |
| Monroe County Economic Development Corporation, LOR (Detroit Edison Company Project) (Insured; FGIC) | 6.95 | 9/1/22 | 2,000,000 | 2,621,120 |
| Pontiac Tax Increment Finance Authority, Revenue | 6.38 | 6/1/31 | 3,170,000 | 3,396,940 |
| Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company) | 7.00 | 11/1/15 | 3,700,000 | 4,454,319 |
| Stockbridge Community Schools, School Building and Site Bonds (GO—Unlimited Tax) | 5.50 | 5/1/10 | 600,000 [a] | 630,864 |
| Sturgis Public School District, School Building and Site Bonds (GO—Unlimited Tax) | 5.63 | 5/1/10 | 5,085,000 [a] | 5,364,472 |
| Summit Academy North, Public School Academy Revenue | 5.50 | 11/1/35 | 1,500,000 | 1,514,700 |
| Wayne County Airport Authority, Revenue (Detroit Metropolitan Wayne County Airport) (Insured; MBIA) | 5.25 | 12/1/25 | 2,500,000 | 2,674,475 |
| **U.S. Related—1.8%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 5,000,000 | 351,500 |
| Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project) | 6.30 | 6/1/23 | 1,410,000 | 1,410,874 |
| **Total Investments** (cost $94,148,750) | | | **103.5%** | **101,088,567** |
| **Liabilities, Less Cash and Receivables** | | | **(3.5%)** | **(3,386,673)** |
| **Net Assets** | | | **100.0%** | **97,701,894** |

*a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

*b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $10,992,744 or 11.3% of net assets.*

*c Collateral for floating rate borrowings.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 61.9 |
| AA | | Aa | | AA | 6.3 |
| A | | A | | A | 7.8 |
| BBB | | Baa | | BBB | 6.2 |
| BB | | Ba | | BB | 4.2 |
| B | | B | | B | 1.5 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 12.1 |
| | | | | | **100.0** |

† Based on total investments.

[d] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 94,148,750 | 101,088,567 |
| Cash | | 217,343 |
| Interest receivable | | 1,701,547 |
| Receivable for shares of Beneficial Interest subscribed | | 4,331 |
| Prepaid expenses | | 12,225 |
| | | **103,024,013** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 82,079 |
| Payable for floating notes issued | | 5,100,000 |
| Payable for shares of Beneficial Interest redeemed | | 64,449 |
| Interest and related expenses | | 17,217 |
| Accrued expenses | | 58,374 |
| | | **5,322,119** |
| **Net Assets ($)** | | **97,701,894** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 90,737,295 |
| Accumulated net realized gain (loss) on investments | | 24,782 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 6,939,817 |
| **Net Assets ($)** | | **97,701,894** |

| **Net Asset Value Per Share** | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 91,226,097 | 2,166,589 | 4,309,208 |
| Shares Outstanding | 6,014,949 | 142,884 | 284,058 |
| **Net Asset Value Per Share ($)** | **15.17** | **15.16** | **15.17** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **5,408,060** |
| **Expenses:** | |
| Management fee–Note 3(a) | 558,974 |
| Shareholder servicing costs–Note 3(c) | 320,388 |
| Interest expense | 199,063 |
| Distribution fees–Note 3(b) | 52,495 |
| Professional fees | 27,198 |
| Registration fees | 23,662 |
| Custodian fees | 18,065 |
| Prospectus and shareholders' reports | 14,851 |
| Trustees' fees and expenses–Note 3(d) | 2,464 |
| Loan commitment fees–Note 2 | 482 |
| Miscellaneous | 17,409 |
| **Total Expenses** | **1,235,051** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (12,123) |
| **Net Expenses** | **1,222,928** |
| **Investment Income–Net** | **4,185,132** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 721,849 |
| Net realized gain (loss) on financial futures | (106,843) |
| **Net Realized Gain (Loss)** | **615,006** |
| Net unrealized appreciation (depreciation) on investments | 809,868 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **1,424,874** |
| **Net Increase in Net Assets Resulting from Operations** | **5,610,006** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 4,185,132 | 4,456,925 |
| Net realized gain (loss) on investments | 615,006 | 219,855 |
| Net unrealized appreciation (depreciation) on investments | 809,868 | (2,346,648) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,610,006** | **2,330,132** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (3,903,982) | (4,094,517) |
| Class B shares | (108,672) | (175,223) |
| Class C shares | (171,716) | (186,464) |
| Net realized gain on investments: | | |
| Class A shares | (117,435) | – |
| Class B shares | (3,433) | – |
| Class C shares | (6,281) | – |
| **Total Dividends** | **(4,311,519)** | **(4,456,204)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 3,699,124 | 4,084,813 |
| Class B shares | 4,119 | 70,258 |
| Class C shares | 395,433 | 553,693 |
| Dividends reinvested: | | |
| Class A shares | 2,627,725 | 2,491,153 |
| Class B shares | 55,532 | 83,362 |
| Class C shares | 113,552 | 116,486 |
| Cost of shares redeemed: | | |
| Class A shares | (13,116,836) | (10,063,675) |
| Class B shares | (1,861,070) | (2,263,470) |
| Class C shares | (1,867,816) | (545,842) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(9,950,237)** | **(5,473,222)** |
| **Total Increase (Decrease) in Net Assets** | **(8,651,750)** | **(7,599,294)** |
| **Net Assets ($):** | | |
| Beginning of Period | 106,353,644 | 113,952,938 |
| **End of Period** | **97,701,894** | **106,353,644** |

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 244,281 | 267,963 |
| Shares issued for dividends reinvested | 173,263 | 163,658 |
| Shares redeemed | (865,079) | (661,631) |
| **Net Increase (Decrease) in Shares Outstanding** | **(447,535)** | **(230,010)** |
| **Class B** [a] | | |
| Shares sold | 273 | 4,626 |
| Shares issued for dividends reinvested | 3,666 | 5,473 |
| Shares redeemed | (123,171) | (148,186) |
| **Net Increase (Decrease) in Shares Outstanding** | **(119,232)** | **(138,087)** |
| **Class C** | | |
| Shares sold | 26,132 | 36,233 |
| Shares issued for dividends reinvested | 7,488 | 7,653 |
| Shares redeemed | (123,336) | (35,776) |
| **Net Increase (Decrease) in Shares Outstanding** | **(89,716)** | **8,110** |

[a] *During the period ended April 30, 2007, 52,651 Class B shares representing $794,800 were automatically converted to 52,644 Class A shares and during the period ended April 30, 2006, 46,889 Class B shares representing $716,503 were automatically converted to 46,877 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended April 30, | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.98 | 15.28 | 14.95 | 15.51 | 15.07 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .63 | .62 | .65 | .68 | .72 |
| Net realized and unrealized gain (loss) on investments | .21 | (.30) | .33 | (.56) | .44 |
| Total from Investment Operations | .84 | .32 | .98 | .12 | 1.16 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.63) | (.62) | (.65) | (.68) | (.72) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.65) | (.62) | (.65) | (.68) | (.72) |
| Net asset value, end of period | 15.17 | 14.98 | 15.28 | 14.95 | 15.51 |
| **Total Return (%)[b]** | 5.71 | 2.11 | 6.68 | .72 | 7.85 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.16 | 1.11[c] | 1.09[c] | 1.06[c] | 1.08[c] |
| Ratio of net expenses to average net assets | 1.15 | 1.10[c] | 1.09[c] | 1.06[c] | 1.08[c] |
| Ratio of net investment income to average net assets | 4.17 | 4.08 | 4.30 | 4.39 | 4.70 |
| Portfolio Turnover Rate | 10.45 | 17.78 | 21.12 | 20.76 | 27.03 |
| Net Assets, end of period ($ x 1,000) | 91,226 | 96,826 | 102,251 | 104,551 | 116,844 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.98 | 15.28 | 14.95 | 15.51 | 15.06 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .54 | .54 | .57 | .60 | .64 |
| Net realized and unrealized gain (loss) on investments | .21 | (.30) | .33 | (.56) | .45 |
| Total from Investment Operations | .75 | .24 | .90 | .04 | 1.09 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.55) | (.54) | (.57) | (.60) | (.64) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.57) | (.54) | (.57) | (.60) | (.64) |
| Net asset value, end of period | 15.16 | 14.98 | 15.28 | 14.95 | 15.51 |
| **Total Return (%)[b]** | 5.05 | 1.58 | 6.14 | .21 | 7.38 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.71 | 1.65[c] | 1.62[c] | 1.56[c] | 1.58[c] |
| Ratio of net expenses to average net assets | 1.70 | 1.63[c] | 1.61[c] | 1.56[c] | 1.58[c] |
| Ratio of net investment income to average net assets | 3.62 | 3.55 | 3.81 | 3.88 | 4.18 |
| Portfolio Turnover Rate | 10.45 | 17.78 | 21.12 | 20.76 | 27.03 |
| Net Assets, end of period ($ x 1,000) | 2,167 | 3,926 | 6,114 | 9,347 | 11,449 |

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

|  | Year Ended April 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| **Class C Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.99 | 15.28 | 14.96 | 15.51 | 15.07 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .52 | .51 | .54 | .56 | .60 |
| Net realized and unrealized gain (loss) on investments | .20 | (.29) | .32 | (.55) | .45 |
| Total from Investment Operations | .72 | .22 | .86 | .01 | 1.05 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.52) | (.51) | (.54) | (.56) | (.61) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.54) | (.51) | (.54) | (.56) | (.61) |
| Net asset value, end of period | 15.17 | 14.99 | 15.28 | 14.96 | 15.51 |
| **Total Return (%)[b]** | 4.86 | 1.44 | 5.84 | .06 | 7.07 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.90 | 1.84[c] | 1.82[c] | 1.78[c] | 1.81[c] |
| Ratio of net expenses to average net assets | 1.89 | 1.82[c] | 1.82[c] | 1.78[c] | 1.81[c] |
| Ratio of net investment income to average net assets | 3.44 | 3.35 | 3.59 | 3.66 | 3.93 |
| Portfolio Turnover Rate | 10.45 | 17.78 | 21.12 | 20.76 | 27.03 |
| Net Assets, end of period ($ x 1,000) | 4,309 | 5,602 | 5,588 | 6,885 | 7,508 |

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ('Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a

CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $44,402, undistributed capital gains $20,958 and unrealized appreciation $6,943,641.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $4,184,370 and $4,456,204 and long-term capital gains $127,149 and $0, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $762 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

## NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $1,737 from commissions earned on sales of the fund's Class A shares and $16,415 and $698 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $15,009 and $37,486, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $234,079, $7,505 and $12,495, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $48,577 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $43,808, Rule 12b-1 distribution plan fees $3,543, shareholder services plan fees $20,003, chief compliance officer fees $3,407 and transfer agency per account fees $11,318.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2007, amounted to $10,917,580 and $19,341,339, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At April 30, 2007, the cost of investments for federal income tax purposes was $89,044,926; accordingly, accumulated net unrealized appreciation on investments was $6,943,641, consisting of $6,945,822 gross unrealized appreciation and $2,181 gross unrealized depreciation.

### NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| Ratio of Total Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .97% | .96% | .95% | .95% |
| As restated | 1.11% | 1.09% | 1.06% | 1.08% |
| **Class B shares:** | | | | |
| As previously reported | 1.51% | 1.49% | 1.45% | 1.45% |
| As restated | 1.65% | 1.62% | 1.56% | 1.58% |
| **Class C shares:** | | | | |
| As previously reported | 1.70% | 1.69% | 1.67% | 1.68% |
| As restated | 1.84% | 1.82% | 1.78% | 1.81% |

| Ratio of Net Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .96% | .96% | .95% | .95% |
| As restated | 1.10% | 1.09% | 1.06% | 1.08% |
| **Class B shares:** | | | | |
| As previously reported | 1.49% | 1.48% | 1.45% | 1.45% |
| As restated | 1.63% | 1.61% | 1.56% | 1.58% |
| **Class C shares:** | | | | |
| As previously reported | 1.68% | 1.69% | 1.67% | 1.68% |
| As restated | 1.82% | 1.82% | 1.78% | 1.81% |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Michigan Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Michigan Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Michigan Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends"(not generally subject to regular federal and, for individuals who are Michigan residents, Michigan personal income taxes), and

—the fund hereby designates $.0195 per share as a long-term capital gain distribution per share paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
|---|---|---|
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders.*
*In addition Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

——————————

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State Municipal Bond Fund, Michigan Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**      Class A: PSMIX      Class B: PMIBX      Class C: PCMIX

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053AR0407

# Dreyfus Premier State Municipal Bond Fund, Minnesota Series

**ANNUAL REPORT** April 30, 2007



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.44% for Class A shares, 4.98% for Class B shares and 4.72% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.88% for the reporting period.[3]

Municipal bonds fared relatively well over the reporting period in an environment of slowing economic growth and stable interest rates. The fund's returns trailed its benchmark, which contains bonds from many states, not just Minnesota, and does not reflect fund fees and expenses in its returns. However, the fund's Class A and Class B shares produced higher returns than the Lipper category average, mainly due to our focus on income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's port-folio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Municipal bonds rallied over much of the reporting period as the rate of U.S. economic growth slowed and investors became less concerned about inflation. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when it refrained from changing short-term interest rates between July 2006 and the end of the reporting period.

However, heightened market volatility in May 2006 and late February 2007 offset most of the market's gains. Volatility early in the reporting period was the result of intensifying inflation concerns, while a sell-off in the first quarter of 2007 was due to turmoil in global equity markets and the U.S. sub-prime mortgage sector. Consequently, the majority of the fund's returns over the reporting period were derived from current income.

Favorable supply-and-demand factors in the national market generally put upward pressure on municipal bond prices, as an increased volume of newly issued securities was readily absorbed by robust investor demand. Although some states were relatively hard-hit by softening housing markets and the sub-prime mortgage debacle, others including Minnesota continued to receive more tax revenue than originally projected, maintaining sound fiscal conditions and a stable credit rating.

As the municipal bond market rallied, we allowed the fund's average duration to drift from a roughly neutral position to one that was slightly shorter than industry averages, effectively adopting a more defensive investment posture. We also maintained an emphasis on income-oriented securities, including seasoned core holdings that were acquired when yields were higher than are available today. Some of those holdings were scheduled for early redemption by their issuers, with cash placed in escrow to do so, effectively boosting prices of the affected bonds.

### What is the fund's current strategy?

Recent economic and inflation data have been mixed, suggesting to us that the Fed is likely to leave short-term interest rates unchanged for some time before eventually reducing them. We therefore have maintained our focus on income-oriented bonds, and we may increase the fund's average duration to position it for an eventual Fed ease. In addition, slowing U.S. economic growth has made us more acutely aware of credit risks, and we have continued to emphasize higher-quality securities.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

*† Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Minnesota Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*The fund invests primarily in Minnesota municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Minnesota municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.73%** | **4.24%** | **4.68%** |
| *without sales charge* | **5.44%** | **5.20%** | **5.16%** |
| **Class B shares** | | | |
| *with applicable redemption charge* † | **0.98%** | **4.34%** | **4.83%** |
| *without redemption* | **4.98%** | **4.68%** | **4.83%** |
| **Class C shares** | | | |
| *with applicable redemption charge* †† | **3.72%** | **4.42%** | **4.34%** |
| *without redemption* | **4.72%** | **4.42%** | **4.34%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    5.45 | $    7.94 | $    9.18 |
| Ending value (after expenses) | $1,015.80 | $1,013.20 | $1,011.90 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    5.46 | $    7.95 | $    9.20 |
| Ending value (after expenses) | $1,019.39 | $1,016.91 | $1,015.67 |

† *Expenses are equal to the fund's annualized expense ratio of 1.09% for Class A, 1.59% for Class B and 1.84% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007

| Long-Term Municipal Investments–100.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Andover Economic Development Authority, Public Facility LR (City of Andover Community Center) | 5.20 | 2/1/34 | 885,000 | 944,817 |
| Andover Economic Development Authority, Public Facility LR (City of Andover Community Center) | 5.20 | 2/1/34 | 615,000 | 657,318 |
| Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corporation) | 6.95 | 12/1/08 | 1,140,000 | 1,171,840 |
| Bloomington Independent School District Number 271 (Minnesota School District Credit Enhancement Program) (Insured; FSA) | 5.13 | 2/1/24 | 2,000,000 | 2,117,240 |
| Chaska, Electric Revenue | 6.00 | 10/1/10 | 3,000,000 [a] | 3,221,100 |
| Chaska, Electric Revenue | 5.00 | 10/1/30 | 1,035,000 | 1,075,675 |
| Columbia Heights, MFHR (Crest View ONDC 1 Project) (Collateralized; GNMA) | 6.63 | 4/20/43 | 1,500,000 | 1,643,190 |
| Cottage Grove, Senior Housing Revenue (PHS/Cottage Grove, Inc. Project) | 5.25 | 12/1/46 | 1,500,000 | 1,525,260 |
| Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA) | 5.40 | 11/20/43 | 3,000,000 | 3,090,450 |
| Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA) | 5.30 | 12/1/39 | 996,345 | 1,060,121 |
| Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital) | 7.25 | 6/15/32 | 3,000,000 | 3,317,760 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA) | 5.00 | 4/1/20 | 2,510,000 | 2,666,197 |
| Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA) | 5.00 | 4/1/21 | 2,640,000 | 2,804,287 |
| Lakeville Independent School District Number 194 (Minnesota School District Credit Enhancement Program) (Insured; FGIC) | 5.50 | 2/1/24 | 8,700,000 | 9,450,288 |
| Mahtomedi Independent School District Number 832 (Minnesota School District Credit Enhancement Program) (Insured; MBIA) | 0.00 | 2/1/17 | 1,275,000 | 860,625 |
| Minneapolis | 0.00 | 12/1/14 | 1,825,000 | 1,361,468 |
| Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project) | 6.00 | 4/1/10 | 300,000 | 301,095 |
| Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project) | 6.50 | 4/1/29 | 1,000,000 | 990,710 |
| Minneapolis, Revenue (Blake School Project) | 5.45 | 9/1/21 | 2,000,000 | 2,097,800 |
| Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project) | 5.75 | 2/1/27 | 1,000,000 | 1,034,060 |
| Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facility Revenue (HealthPartners Obligated Group Project) | 6.00 | 12/1/18 | 1,000,000 | 1,090,280 |
| Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facility Revenue (HealthPartners Obligated Group Project) | 6.00 | 12/1/20 | 2,290,000 | 2,492,642 |
| Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC) | 5.75 | 1/1/10 | 4,995,000 [a] | 5,299,995 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Minnesota, Duluth Airport Revenue | 6.25 | 8/1/14 | 2,240,000 | 2,287,958 |
| Minnesota, Retirement System Building Revenue | 6.00 | 6/1/30 | 1,475,000 | 1,568,161 |
| Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems) | 6.38 | 11/15/10 | 3,850,000 a | 4,217,945 |
| Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems) | 6.38 | 11/15/29 | 150,000 | 161,693 |
| Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project) | 6.00 | 2/1/22 | 1,130,000 | 1,214,626 |
| Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project) | 6.00 | 2/1/27 | 1,750,000 | 1,884,943 |
| Minnesota Higher Education Facilities Authority, Revenue (Augsburg College) | 5.00 | 5/1/36 | 1,500,000 | 1,545,870 |
| Minnesota Housing Finance Agency, Residential Housing Finance Revenue | 5.00 | 1/1/20 | 3,490,000 | 3,597,597 |
| Minnesota Housing Finance Agency, Residential Housing Finance Revenue | 5.00 | 1/1/37 | 990,000 | 1,016,928 |
| Minnesota Housing Finance Agency, SFMR | 5.80 | 1/1/19 | 945,000 | 970,893 |
| Minnesota Housing Finance Agency, SFMR (Insured; MBIA) | 5.45 | 1/1/22 | 490,000 | 509,164 |
| Northern Municipal Power Agency, Electric System Revenue (Insured; FSA) | 5.40 | 1/1/16 | 10,000,000 b,c | 10,467,650 |
| Northfield, HR | 6.00 | 11/1/11 | 2,000,000 a | 2,182,680 |
| Northfield, HR | 5.38 | 11/1/31 | 2,240,000 | 2,358,317 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Ramsey, LR (Pact Charter School Project) | 6.75 | 12/1/33 | 1,000,000 | 1,079,660 |
| Rosemount-Apple Valley-Eagan Independent School District Number 196 (Minnesota School District Credit Enhancement Program) (Insured; MBIA) | 0.00 | 4/1/14 | 2,960,000 | 2,259,664 |
| Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project) | 5.13 | 5/1/18 | 1,500,000 | 1,578,750 |
| Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) | 6.00 | 11/15/35 | 1,500,000 | 1,656,285 |
| Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA) | 5.70 | 11/1/15 | 2,000,000 | 2,053,740 |
| Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC) | 5.10 | 2/1/24 | 2,000,000 | 2,053,300 |
| Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA) | 5.25 | 8/1/23 | 3,395,000 | 3,578,024 |
| Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) | 7.38 | 8/1/08 | 2,850,000 [a] | 3,058,677 |
| Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA) | 0.00 | 1/1/25 | 4,505,000 | 2,106,042 |
| Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA) | 0.00 | 1/1/26 | 4,625,000 | 2,067,283 |
| Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System) | 5.00 | 12/1/21 | 1,000,000 | 1,025,650 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| Washington County Housing and Redevelopment Authority, Annual Appropriation Limited Tax and Gross Revenue (Insured; MBIA) | 5.50 | 2/1/32 | 2,000,000 | 2,118,340 |
| Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA) | 5.38 | 11/15/18 | 2,215,000 | 2,264,527 |
| Willmar, HR (Rice Memorial Hospital Project) (Insured; FSA) | 5.00 | 2/1/32 | 4,000,000 | 4,177,360 |
| Winona, Health Care Facilities Revenue (Winona Health Obligated Group) | 6.00 | 7/1/34 | 2,500,000 | 2,725,325 |
| **Total Long-Term Municipal Investments** (cost $111,317,821) | | | | **118,061,270** |

| Short-Term Municipal Investments—1.9% | | | | |
|---|---|---|---|---|
| Minnesota Higher Education Facilities Authority, Revenue (Saint Olaf College) (LOC; Bank of Montreal) | 4.03 | 5/1/07 | 500,000 [d] | 500,000 |
| Saint Paul Port Authority, Revenue (Amherst H. Wilder Foundation Project) (LOC; The Bank of New York) | 4.00 | 5/1/07 | 1,700,000 [d] | 1,700,000 |
| **Total Short-Term Municipal Investments** (cost $2,200,000) | | | | **2,200,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $113,517,821) | **102.8%** | **120,261,270** |
| **Liabilities, Less Cash and Receivables** | **(2.8%)** | **(3,288,870)** |
| **Net Assets** | **100.0%** | **116,972,400** |

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $10,467,650 or 8.9% of net assets.*

c *Collateral for floating rate borrowings.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 46.0 |
| AA | | Aa | | AA | 6.2 |
| A | | A | | A | 18.2 |
| BBB | | Baa | | BBB | 13.1 |
| BB | | Ba | | BB | 2.9 |
| F1 | | MIG1/P1 | | SP1/A1 | 1.9 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 11.7 |
| | | | | | **100.0** |

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
*See notes to financial statements.*

## STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 113,517,821 | 120,261,270 |
| Interest receivable | | 1,804,202 |
| Receivable for shares of Beneficial Interest subscribed | | 238,982 |
| Prepaid expenses | | 11,972 |
| | | **122,316,426** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 96,812 |
| Cash overdraft due to Custodian | | 106,624 |
| Payable for floating rate note issued | | 5,000,000 |
| Interest and related expenses payable | | 64,436 |
| Payable for shares of Beneficial Interest redeemed | | 39,125 |
| Accrued expenses | | 37,029 |
| | | **5,344,026** |
| **Net Assets ($)** | | **116,972,400** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 110,253,797 |
| Accumulated net realized gain (loss) on investments | | (24,846) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 6,743,449 |
| **Net Assets ($)** | | **116,972,400** |

### Net Asset Value Per Share

| | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 103,736,757 | 9,088,111 | 4,147,532 |
| Shares Outstanding | 6,769,412 | 592,092 | 270,243 |
| **Net Asset Value Per Share ($)** | **15.32** | **15.35** | **15.35** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **6,194,839** |
| **Expenses:** | |
| Management fee–Note 3(a) | 646,845 |
| Shareholder servicing costs–Note 3(c) | 346,694 |
| Interest and related expenses | 197,113 |
| Distribution fees–Note 3(b) | 80,446 |
| Professional fees | 28,651 |
| Registration fees | 22,004 |
| Custodian fees | 18,324 |
| Prospectus and shareholders' reports | 9,298 |
| Trustees' fees and expenses–Note 3(d) | 3,148 |
| Loan commitment fees–Note 2 | 527 |
| Miscellaneous | 18,766 |
| **Total Expenses** | **1,371,816** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (12,176) |
| **Net Expenses** | **1,359,640** |
| **Investment Income–Net** | **4,835,199** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 90,682 |
| Net realized gain (loss) on financial futures | (115,728) |
| **Net Realized Gain (Loss)** | **(25,046)** |
| Net unrealized appreciation (depreciation) on investments | 1,421,853 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **1,396,807** |
| **Net Increase in Net Assets Resulting from Operations** | **6,232,006** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
| --- | ---: | ---: |
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income—net | 4,835,199 | 5,005,654 |
| Net realized gain (loss) on investments | (25,046) | 144,118 |
| Net unrealized appreciation (depreciation) on investments | 1,421,853 | (2,095,100) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **6,232,006** | **3,054,672** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (4,332,211) | (4,427,436) |
| Class B shares | (358,040) | (428,511) |
| Class C shares | (144,948) | (149,707) |
| Net realized gain on investments: | | |
| Class A shares | (154,794) | – |
| Class B shares | (14,232) | – |
| Class C shares | (6,236) | – |
| **Total Dividends** | **(5,010,461)** | **(5,005,654)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 8,006,017 | 5,607,121 |
| Class B shares | 92,097 | 483,647 |
| Class C shares | 486,619 | 859,075 |
| Dividends reinvested: | | |
| Class A shares | 2,970,875 | 2,833,104 |
| Class B shares | 117,481 | 114,261 |
| Class C shares | 50,769 | 50,030 |
| Cost of shares redeemed: | | |
| Class A shares | (10,820,120) | (11,314,209) |
| Class B shares | (1,647,384) | (2,620,062) |
| Class C shares | (833,122) | (980,075) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(1,576,768)** | **(4,967,108)** |
| **Total Increase (Decrease) in Net Assets** | **(355,223)** | **(6,918,090)** |
| **Net Assets ($):** | | |
| Beginning of Period | 117,327,623 | 124,245,713 |
| **End of Period** | **116,972,400** | **117,327,623** |

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 522,201 | 364,262 |
| Shares issued for dividends reinvested | 193,843 | 184,318 |
| Shares redeemed | (705,635) | (736,193) |
| **Net Increase (Decrease) in Shares Outstanding** | **10,409** | **(187,613)** |
| **Class B** [a] | | |
| Shares sold | 6,062 | 31,340 |
| Shares issued for dividends reinvested | 7,655 | 7,422 |
| Shares redeemed | (107,578) | (170,211) |
| **Net Increase (Decrease) in Shares Outstanding** | **(93,861)** | **(131,449)** |
| **Class C** | | |
| Shares sold | 31,741 | 55,733 |
| Shares issued for dividends reinvested | 3,307 | 3,250 |
| Shares redeemed | (54,324) | (63,656) |
| **Net Increase (Decrease) in Shares Outstanding** | **(19,276)** | **(4,673)** |

[a] *During the period ended April 30, 2007, 34,548 Class B shares representing $528,567 were automatically converted to 34,605 Class A shares and during the period ended April 30, 2006, 79,813 Class B shares representing $1,231,676 were automatically converted to 79,937 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.17 | 15.42 | 15.19 | 15.57 | 14.88 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .64 | .64 | .64 | .65 | .67 |
| Net realized and unrealized gain (loss) on investments | .17 | (.25) | .40 | (.36) | .69 |
| Total from Investment Operations | .81 | .39 | 1.04 | .29 | 1.36 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.64) | (.64) | (.65) | (.65) | (.67) |
| Dividends from net realized gain on investments | (.02) | – | (.16) | (.02) | – |
| Total Distributions | (.66) | (.64) | (.81) | (.67) | (.67) |
| Net asset value, end of period | 15.32 | 15.17 | 15.42 | 15.19 | 15.57 |
| **Total Return (%) [b]** | 5.44 | 2.58 | 6.99 | 1.85 | 9.31 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.10 | 1.08 [c] | 1.02 [c] | .98 [c] | 1.01 [c] |
| Ratio of net expenses to average net assets | 1.09 | 1.07 [c] | 1.01 [c] | 98 [c] | 1.01 [c] |
| Ratio of net investment income to average net assets | 4.18 | 4.19 | 4.21 | 4.20 | 4.39 |
| Portfolio Turnover Rate | 5.27 | 7.24 | 9.86 | 29.35 | 22.45 |
| Net Assets, end of period ($ x 1,000) | 103,737 | 102,510 | 107,083 | 111,837 | 122,406 |

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.19 | 15.44 | 15.22 | 15.59 | 14.90 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .56 | .56 | .56 | .57 | .59 |
| Net realized and unrealized gain (loss) on investments | .18 | (.24) | .39 | (.35) | .69 |
| Total from Investment Operations | .74 | .32 | .95 | .22 | 1.28 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.56) | (.57) | (.57) | (.57) | (.59) |
| Dividends from net realized gain on investments | (.02) | – | (.16) | (.02) | – |
| Total Distributions | (.58) | (.57) | (.73) | (.59) | (.59) |
| Net asset value, end of period | 15.35 | 15.19 | 15.44 | 15.22 | 15.59 |
| **Total Return (%) [b]** | 4.98 | 2.06 | 6.36 | 1.40 | 8.74 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.61 | 1.59[c] | 1.53[c] | 1.48[c] | 1.51[c] |
| Ratio of net expenses to average net assets | 1.59 | 1.58[c] | 1.52[c] | 1.48[c] | 1.51[c] |
| Ratio of net investment income to average net assets | 3.67 | 3.68 | 3.70 | 3.69 | 3.85 |
| Portfolio Turnover Rate | 5.27 | 7.24 | 9.86 | 29.35 | 22.45 |
| Net Assets, end of period ($ x 1,000) | 9,088 | 10,420 | 12,621 | 16,493 | 18,089 |

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.19 | 15.44 | 15.21 | 15.59 | 14.90 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .53 | .53 | .53 | .53 | .55 |
| Net realized and unrealized gain (loss) on investments | .18 | (.25) | .39 | (.36) | .69 |
| Total from Investment Operations | .71 | .28 | .92 | .17 | 1.24 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.53) | (.53) | (.53) | (.53) | (.55) |
| Dividends from net realized gain on investments | (.02) | — | (.16) | (.02) | — |
| Total Distributions | (.55) | (.53) | (.69) | (.55) | (.55) |
| Net asset value, end of period | 15.35 | 15.19 | 15.44 | 15.21 | 15.59 |
| **Total Return (%) [b]** | 4.72 | 1.81 | 6.18 | 1.09 | 8.48 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.85 | 1.83[c] | 1.77[c] | 1.72[c] | 1.76[c] |
| Ratio of net expenses to average net assets | 1.84 | 1.82[c] | 1.76[c] | 1.72[c] | 1.76[c] |
| Ratio of net investment income to average net assets | 3.43 | 3.43 | 3.45 | 3.43 | 3.61 |
| Portfolio Turnover Rate | 5.27 | 7.24 | 9.86 | 29.35 | 22.45 |
| Net Assets, end of period ($ x 1,000) | 4,148 | 4,398 | 4,542 | 4,922 | 4,189 |

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers ten series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered

to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157

"Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $19,501, accumulated capital losses $15,692 and unrealized appreciation $6,743,649. In addition, the fund had $9,354 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, the carryover expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $4,835,469 and $5,005,654 and long-term capital gains $174,992 and $0, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund increased accumulated net realized gain (loss) on investments by $270 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $3,011 from commissions earned on sales of the fund's Class A shares and $6,830 and $632 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $48,721 and $31,725, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $259,085, $24,361 and $10,575, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $44,941 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $52,581, Rule 12b-1 distribution plan fees $6,277, shareholder services plan fees $23,901, chief compliance officer fees $3,407 and transfer agency per account fees $10,646.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended April 30, 2007, amounted to $6,360,904 and $9,982,720, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2007, there were no financial futures contracts outstanding.

At April 30, 2007, the cost of investments for federal income tax purposes was $108,517,621; accordingly, accumulated net unrealized appreciation on investments was $6,743,649, consisting of $6,762,030 gross unrealized appreciation and $18,381 gross unrealized depreciation.

## NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| | Year Ended April 30, | | | |
| **Ratio of Total Expenses** | 2006 | 2005 | 2004 | 2003 |
| --- | --- | --- | --- | --- |
| **Class A shares:** | | | | |
| As previously reported | .95% | .95% | .93% | .94% |
| As restated | 1.08% | 1.02% | .98% | 1.01% |
| **Class B shares:** | | | | |
| As previously reported | 1.46% | 1.46% | 1.43% | 1.44% |
| As restated | 1.59% | 1.53% | 1.48% | 1.51% |
| **Class C shares:** | | | | |
| As previously reported | 1.70% | 1.70% | 1.67% | 1.69% |
| As restated | 1.83% | 1.77% | 1.72% | 1.76% |

| | Year Ended April 30, | | | |
| **Ratio of Net Expenses** | 2006 | 2005 | 2004 | 2003 |
| --- | --- | --- | --- | --- |
| **Class A shares:** | | | | |
| As previously reported | .94% | .94% | .93% | .94% |
| As restated | 1.07% | 1.01% | .98% | 1.01% |
| **Class B shares:** | | | | |
| As previously reported | 1.45% | 1.45% | 1.43% | 1.44% |
| As restated | 1.58% | 1.52% | 1.48% | 1.51% |
| **Class C shares:** | | | | |
| As previously reported | 1.69% | 1.69% | 1.67% | 1.69% |
| As restated | 1.82% | 1.76% | 1.72% | 1.76% |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Minnesota Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Minnesota Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Minnesota Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Minnesota residents, Minnesota personal income taxes), and

—the fund hereby designates $.0227 per share as a long-term capital gain distribution per share paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
| --- | --- | --- |
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke† | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino† | 86,257,119 | 1,807,997 |
| Diane Dunst† | 86,291,970 | 1,773,146 |
| Jay I. Meltzer† | 86,218,566 | 1,846,550 |
| Daniel Rose† | 86,214,158 | 1,850,958 |
| Warren B. Rudman† | 86,469,637 | 1,595,479 |
| Sander Vanocur† | 86,419,433 | 1,645,683 |

† Each new Board member's term commenced on January 1, 2007.
Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by the fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

## Diane Dunst (67)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Ernest Kafka (74)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Nathan Leventhal (64)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Jay I. Meltzer (78)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**      Class A: PSMNX      Class B: PMMNX      Class C: PMNCX

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 Dreyfus Service Corporation                                    0055AR0407

# Dreyfus Premier State Municipal Bond Fund, North Carolina Series

**ANNUAL REPORT** April 30, 2007



**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

THE FUND



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, North Carolina Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.31% for Class A shares, 4.76% for Class B shares and 4.51% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category, and the average total return for all funds reported in the category was 4.79% for the reporting period.[3]

Municipal bonds fared relatively well as economic growth moderated, inflationary pressures subsided and short-term interest rates stabilized. The fund's returns lagged its benchmark, which contains bonds from many states, not just North Carolina, and does not reflect fund fees and expenses in its results. The fund's Class A shares produced higher returns than its Lipper category average, primarily due to strong relative performance from income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Investors had grown concerned early in the reporting period that, despite the ongoing series of increases in short-term interest rates by the Federal Reserve Board (the "Fed"), soaring energy prices in a growing economy might rekindle inflationary pressures. These fears subsided over the summer of 2006, when weakness in U.S. housing markets dampened U.S. economic growth. Oil prices soon began to retreat from record highs, and the Fed refrained from further rate hikes over the remainder of the reporting period.

Municipal bonds generally rallied as inflation concerns waned. Municipal bond prices also were supported by supply-and-demand factors. Although issuance of new municipal bonds on a national level surged toward the end of 2006, the increased supply was readily absorbed by robust investor demand, including non-traditional municipal bond investors such as hedge funds and leveraged institutional trading accounts. These influences put additional upward pressure on municipal bond prices.

North Carolina has experienced considerable economic growth over the past several years, rebounding from a relatively long period of economic decline. The shifting population from many northern states has fueled demand for new housing and the outlook for the state remains positive.

The fund's average duration generally remained in a range that was roughly in line with other North Carolina municipal bond funds, but slightly shorter than the benchmark. The fund's performance benefited from an emphasis on income-oriented securities that helped boost the fund's income returns.

### What is the fund's current strategy?

With the national economy slowing and inflation still above the Fed's comfort zone, it appears to us that short-term interest rates are likely to remain at current levels for some time. Therefore, we have maintained our focus on income-oriented bonds. At the same time, we have begun gradually to reduce the fund's average duration, as we do not foresee any action from the Fed over the foreseeable future. Of course, we remain prepared to adjust our strategies as market conditions change.

June 1, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, North Carolina Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in North Carolina municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in North Carolina municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.56%** | **3.83%** | **4.62%** |
| *without sales charge* | **5.31%** | **4.78%** | **5.10%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **0.76%** | **3.93%** | **4.79%** |
| *without redemption* | **4.76%** | **4.27%** | **4.79%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.51%** | **4.01%** | **4.34%** |
| *without redemption* | **4.51%** | **4.01%** | **4.34%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.90 | $ 7.48 | $ 8.68 |
| Ending value (after expenses) | $1,014.70 | $1,012.00 | $1,010.80 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.91 | $ 7.50 | $ 8.70 |
| Ending value (after expenses) | $1,019.93 | $1,017.36 | $1,016.17 |

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.50% for Class B, and 1.74% for Class C Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2007

| Long-Term Municipal Investments−97.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **North Carolina−82.2%** | | | | |
| Appalachian State University, Housing and Student Center System Revenue (Insured; FSA) | 5.60 | 7/15/10 | 1,000,000 [a] | 1,066,910 |
| Cabarrus County, COP (Installment Financing Contract) | 5.50 | 4/1/14 | 2,000,000 | 2,156,040 |
| Cary | 5.00 | 3/1/19 | 1,500,000 | 1,593,750 |
| Charlotte | 5.60 | 6/1/10 | 1,770,000 [a] | 1,900,661 |
| Charlotte | 5.00 | 7/1/21 | 1,525,000 | 1,603,492 |
| Charlotte | 5.00 | 7/1/22 | 2,110,000 | 2,213,580 |
| Charlotte, Airport Revenue (Insured; MBIA) | 5.75 | 7/1/29 | 1,500,000 | 1,570,575 |
| Charlotte, Storm Water Fee Revenue | 6.00 | 6/1/10 | 2,000,000 [a] | 2,152,900 |
| Charlotte, Storm Water Fee Revenue | 5.25 | 6/1/20 | 1,000,000 | 1,079,290 |
| Charlotte, Water and Sewer System Revenue | 4.63 | 7/1/36 | 1,000,000 | 1,014,130 |
| Durham, Water and Sewer Utility System Revenue | 5.25 | 6/1/21 | 1,620,000 | 1,839,218 |
| Durham County, GO Public Improvement | 5.00 | 6/1/18 | 1,000,000 | 1,089,120 |
| Iredell County, COP (Iredell County School Projects) (Insured; AMBAC) | 5.00 | 6/1/26 | 1,000,000 | 1,064,150 |
| Johnston County, GO (Insured; MBIA) | 4.50 | 2/1/25 | 1,250,000 | 1,271,200 |
| New Hanover County, GO, Public Improvement Bonds | 5.75 | 11/1/10 | 1,700,000 [a] | 1,845,469 |
| North Carolina Capital Facilities Financing Agency, Revenue (Duke University Project) | 5.13 | 10/1/12 | 1,000,000 [a] | 1,068,610 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA) | 6.00 | 1/1/22 | 1,000,000 | 1,180,470 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA) | 6.75 | 1/1/26 | 3,000,000 | 3,229,740 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **North Carolina (continued)** | | | | |
| North Carolina Housing Finance Agency, Single Family Revenue | 6.50 | 9/1/26 | 930,000 | 949,093 |
| North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (DePaul Community Facilities Project) | 7.63 | 11/1/29 | 2,115,000 | 2,222,188 |
| North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Pennybyrn at Maryfield Project) | 6.13 | 10/1/35 | 1,000,000 | 1,063,070 |
| North Carolina Medical Care Commission, Health Care Facilities Revenue (Cleveland County HealthCare System Project) (Insured; AMBAC) | 5.25 | 7/1/19 | 1,135,000 | 1,219,682 |
| North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC) | 5.50 | 11/1/25 | 1,000,000 | 1,061,660 |
| North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC) | 5.50 | 11/1/30 | 2,000,000 | 2,116,580 |
| North Carolina Medical Care Commission, HR (Southeastern Regional Medical Center) | 6.25 | 6/1/29 | 2,000,000 | 2,114,980 |
| North Carolina Medical Care Commission, HR (Wilson Memorial Hospital Project) (Insured; AMBAC) | 0.00 | 11/1/16 | 3,055,000 | 2,089,406 |
| North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community) | 6.00 | 10/1/33 | 1,000,000 | 1,062,900 |
| North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Givens Estates Project) | 6.50 | 7/1/13 | 1,000,000 [a] | 1,153,020 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **North Carolina (continued)** | | | | |
| North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (United Church Homes and Services) | 5.25 | 9/1/21 | 1,000,000 | 1,025,370 |
| North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA) | 6.63 | 8/15/30 | 3,250,000 | 3,528,525 |
| Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC) | 4.50 | 4/1/25 | 500,000 | 504,190 |
| Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC) | 4.50 | 4/1/26 | 500,000 | 503,825 |
| Orange Water and Sewer Authority, Water and Sewer System Revenue | 5.00 | 7/1/31 | 1,000,000 | 1,064,610 |
| Sampson County, COP (Insured; FSA) | 4.75 | 6/1/31 | 1,000,000 | 1,031,110 |
| University of North Carolina, University Revenue (Chapel Hill University) | 5.00 | 6/1/11 | 1,700,000 [a] | 1,784,694 |
| Wilkes County, COP (Insured; MBIA) | 4.50 | 6/1/26 | 1,000,000 | 1,004,040 |
| Winston Salem, COP | 4.75 | 6/1/31 | 1,000,000 | 1,024,060 |
| **U.S. Related—15.1%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 5,000,000 | 351,500 |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 5.88 | 7/1/35 | 1,000,000 | 1,077,120 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/30 | 1,000,000 | 1,075,620 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FGIC) | 5.50 | 7/1/29 | 1,315,000 | 1,565,271 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FGIC) | 5.00 | 7/1/35 | 1,000,000 | 1,060,110 |
| Puerto Rico Public Finance Corporation (Commonwealth Appropriation Bonds) (Insured; MBIA) | 5.38 | 8/1/11 | 3,000,000 [a] | 3,192,840 |
| Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery) | 4.70 | 7/1/22 | 1,000,000 | 1,005,630 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program) | 5.88 | 10/1/18 | 850,000 | 880,439 |
| **Total Investments** (cost $62,127,324) | | | **97.3%** | **65,670,838** |
| **Cash and Receivables (Net)** | | | **2.7%** | **1,802,311** |
| **Net Assets** | | | **100.0%** | **67,473,149** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *At April 30, 2007, the fund had $18,657,381 or 27.7% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 54.6 |
| AA | | Aa | | AA | 13.4 |
| A | | A | | A | 15.3 |
| BBB | | Baa | | BBB | 3.7 |
| BB | | Ba | | BB | 1.7 |
| Not Rated c | | Not Rated c | | Not Rated c | 11.3 |
| | | | | | **100.0** |

†   *Based on total investments.*

c   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 62,127,324 | 65,670,838 |
| Cash | | 947,265 |
| Interest receivable | | 1,055,236 |
| Receivable for shares of Beneficial Interest subscribed | | 2,634 |
| Prepaid expenses | | 11,485 |
| | | **67,687,458** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 59,091 |
| Payable for shares of Beneficial Interest redeemed | | 105,478 |
| Accrued expenses | | 49,740 |
| | | **214,309** |
| **Net Assets ($)** | | **67,473,149** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 63,838,074 |
| Accumulated net realized gain (loss) on investments | | 91,561 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,543,514 |
| **Net Assets ($)** | | **67,473,149** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 60,553,118 | 5,330,461 | 1,589,570 |
| Shares Outstanding | 4,359,181 | 384,106 | 114,390 |
| **Net Asset Value Per Share ($)** | **13.89** | **13.88** | **13.90** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **3,445,984** |
| **Expenses:** | |
| Management fee–Note 3(a) | 374,199 |
| Shareholder servicing costs–Note 3(c) | 211,637 |
| Distribution fees–Note 3(b) | 44,940 |
| Professional fees | 28,985 |
| Registration fees | 22,670 |
| Custodian fees | 11,029 |
| Prospectus and shareholders' reports | 7,301 |
| Trustees' fees and expenses–Note 3(d) | 1,983 |
| Loan commitment fees–Note 2 | 332 |
| Miscellaneous | 18,018 |
| **Total Expenses** | **721,094** |
| **Investment Income–Net** | **2,724,890** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 315,800 |
| Net unrealized appreciation (depreciation) on investments | 447,720 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **763,520** |
| **Net Increase in Net Assets Resulting from Operations** | **3,488,410** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 2,724,890 | 2,851,782 |
| Net realized gain (loss) on investments | 315,800 | 194,998 |
| Net unrealized appreciation (depreciation) on investments | 447,720 | (1,655,878) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,488,410** | **1,390,902** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (2,437,805) | (2,497,215) |
| Class B shares | (233,707) | (293,860) |
| Class C shares | (53,378) | (60,707) |
| Net realized gain on investments: | | |
| Class A shares | (100,979) | – |
| Class B shares | (10,772) | – |
| Class C shares | (2,771) | – |
| **Total Dividends** | **(2,839,412)** | **(2,851,782)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 4,188,572 | 5,500,694 |
| Class B shares | 182,939 | 611,816 |
| Class C shares | 105,391 | 167,100 |
| Dividends reinvested: | | |
| Class A shares | 1,492,695 | 1,342,118 |
| Class B shares | 129,281 | 137,852 |
| Class C shares | 28,238 | 15,382 |
| Cost of shares redeemed: | | |
| Class A shares | (6,369,070) | (7,360,933) |
| Class B shares | (2,486,936) | (3,523,562) |
| Class C shares | (236,721) | (753,717) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(2,965,611)** | **(3,863,250)** |
| **Total Increase (Decrease) in Net Assets** | **(2,316,613)** | **(5,324,130)** |
| **Net Assets ($):** | | |
| Beginning of Period | 69,789,762 | 75,113,892 |
| **End of Period** | **67,473,149** | **69,789,762** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 301,151 | 393,223 |
| Shares issued for dividends reinvested | 107,459 | 96,164 |
| Shares redeemed | (459,423) | (526,975) |
| **Net Increase (Decrease) in Shares Outstanding** | **(50,813)** | **(37,588)** |
| **Class B**[a] | | |
| Shares sold | 13,220 | 43,780 |
| Shares issued for dividends reinvested | 9,345 | 9,878 |
| Shares redeemed | (178,903) | (251,925) |
| **Net Increase (Decrease) in Shares Outstanding** | **(156,338)** | **(198,267)** |
| **Class C** | | |
| Shares sold | 7,595 | 11,945 |
| Shares issued for dividends reinvested | 2,031 | 1,103 |
| Shares redeemed | (17,110) | (53,962) |
| **Net Increase (Decrease) in Shares Outstanding** | **(7,484)** | **(40,914)** |

[a] *During the period ended April 30, 2007, 92,087 Class B shares representing $1,283,517 were automatically converted to 91,983 Class A shares and during the period ended April 30, 2006, 162,710 Class B shares representing $2,279,446 were automatically converted to 162,578 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.76 | 14.04 | 13.71 | 14.00 | 13.44 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .56 | .56 | .53 | .55 | .57 |
| Net realized and unrealized gain (loss) on investments | .16 | (.28) | .33 | (.29) | .56 |
| Total from Investment Operations | .72 | .28 | .86 | .26 | 1.13 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.57) | (.56) | (.53) | (.55) | (.57) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.59) | (.56) | (.53) | (.55) | (.57) |
| Net asset value, end of period | 13.89 | 13.76 | 14.04 | 13.71 | 14.00 |
| **Total Return (%)[b]** | 5.31 | 2.01 | 6.36 | 1.83 | 8.56 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .99 | .99 | .98 | .96 | .96 |
| Ratio of net expenses to average net assets | .99 | .99 | .98 | .96 | .96 |
| Ratio of net investment income to average net assets | 4.07 | 4.01 | 3.79 | 3.92 | 4.15 |
| Portfolio Turnover Rate | 20.35 | 37.61 | 38.85 | 56.50 | 49.19 |
| Net Assets, end of period ($ X 1,000) | 60,553 | 60,682 | 62,461 | 62,223 | 65,899 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.75 | 14.03 | 13.70 | 13.99 | 13.42 |
| Investment Operations: | | | | | |
| Investment income–net[a] | .49 | .48 | .45 | .48 | .50 |
| Net realized and unrealized gain (loss) on investments | .15 | (.27) | .34 | (.30) | .57 |
| Total from Investment Operations | .64 | .21 | .79 | .18 | 1.07 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.49) | (.49) | (.46) | (.47) | (.50) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.51) | (.49) | (.46) | (.47) | (.50) |
| Net asset value, end of period | 13.88 | 13.75 | 14.03 | 13.70 | 13.99 |
| **Total Return (%)[b]** | 4.76 | 1.49 | 5.82 | 1.32 | 8.10 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.51 | 1.51 | 1.49 | 1.46 | 1.46 |
| Ratio of net expenses to average net assets | 1.51 | 1.51 | 1.49 | 1.46 | 1.46 |
| Ratio of net investment income to average net assets | 3.56 | 3.49 | 3.28 | 3.42 | 3.65 |
| Portfolio Turnover Rate | 20.35 | 37.61 | 38.85 | 56.50 | 49.19 |
| Net Assets, end of period ($ X 1,000) | 5,330 | 7,430 | 10,366 | 14,133 | 18,503 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.77 | 14.05 | 13.71 | 14.01 | 13.44 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .46 | .45 | .42 | .44 | .47 |
| Net realized and unrealized gain (loss) on investments | .15 | (.28) | .34 | (.30) | .57 |
| Total from Investment Operations | .61 | .17 | .76 | .14 | 1.04 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.46) | (.45) | (.42) | (.44) | (.47) |
| Dividends from net realized gain on investments | (.02) | – | – | – | – |
| Total Distributions | (.48) | (.45) | (.42) | (.44) | (.47) |
| Net asset value, end of period | 13.90 | 13.77 | 14.05 | 13.71 | 14.01 |
| **Total Return (%)[b]** | 4.51 | 1.25 | 5.64 | 1.00 | 7.83 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.76 | 1.75 | 1.73 | 1.70 | 1.70 |
| Ratio of net expenses to average net assets | 1.76 | 1.75 | 1.73 | 1.70 | 1.70 |
| Ratio of net investment income to average net assets | 3.31 | 3.25 | 3.04 | 3.16 | 3.37 |
| Portfolio Turnover Rate | 20.35 | 37.61 | 38.85 | 56.50 | 49.19 |
| Net Assets, end of period ($ X 1,000) | 1,590 | 1,678 | 2,287 | 2,031 | 1,890 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

## NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the North Carolina Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a

CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $13,803, undistributed capital gains $91,561 and unrealized appreciation $3,543,514.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $2,724,890 and $2,851,782 and long-term capital gains $114,522 and $0, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $2,818 from commissions earned on sales of the fund's Class A shares, and $9,240 and $12 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $32,842 and $12,098, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $149,637, $16,421 and $4,032, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $30,461 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $30,261, Rule 12b-1 distribution plan fees $3,159, shareholder services plan fees $13,832, chief compliance officer fees $3,407 and transfer agency per account fees $8,432.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $13,710,116 and $17,496,800, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $62,127,324; accordingly, accumulated net unrealized appreciation on investments was $3,543,514, consisting of $3,546,428 gross unrealized appreciation and $2,914 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, North Carolina Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, North Carolina Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 and by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, North Carolina Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are North Carolina residents, North Carolina personal income taxes), and

—the fund hereby designates $.0236 per share as a long-term capital gain distribution per share paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
|---|---|---|
|  | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

32

## Diane Dunst (67)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Ernest Kafka (74)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Nathan Leventhal (64)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

——————————

## Jay I. Meltzer (78)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
North Carolina Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: PSNOX    Class B: PMNBX    Class C: PNCCX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0065AR0407

# Dreyfus Premier State Municipal Bond Fund, Ohio Series

**ANNUAL REPORT** April 30, 2007



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.22% for Class A shares, 4.68% for Class B shares and 4.42% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.81% for the reporting period.[3]

Municipal bonds fared relatively well over the reporting period in an environment of slowing economic growth and stable interest rates. The fund's returns trailed its benchmark, which contains bonds from many states, not just Ohio, and does not reflect fund fees and expenses in its returns. However, the fund's Class A shares produced a higher return than the Lipper category average, mainly due to our focus on income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Municipal bonds rallied over much of the reporting period as the rate of U.S. economic growth slowed and investors became less concerned about inflation. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when it refrained from changing short-term interest rates between July 2006 and the end of the reporting period.

However, heightened market volatility in May 2006 and late February 2007 offset most of the market's gains. Volatility early in the reporting period was the result of intensifying inflation concerns, while a sell-off in the first quarter of 2007 was due to turmoil in global equity markets and the U.S. sub-prime mortgage sector. Consequently, the majority of the fund's returns over the reporting period were derived from current income.

Favorable supply-and-demand factors in the national market generally put upward pressure on municipal bond prices, as an increased volume of newly issued securities was readily absorbed by robust investor demand. Although some states continued to receive more tax revenue than originally projected in the slowing economy, Ohio was relatively hard-hit by softening housing markets and the sub-prime mortgage debacle, resulting in some deterioration of its fiscal condition.

Early in the reporting period, we took advantage of opportunities to increase the fund's average duration from a mildly shorter-than-average position to one that was slightly longer than industry averages, which positioned the fund well for the ensuing rally. We also maintained an emphasis on income-oriented securities, including seasoned core holdings that were acquired when yields were higher than are available today. Some of those holdings were scheduled for early redemption by their issuers, with cash placed in escrow to do so, effectively boosting prices of the affected bonds.

### What is the fund's current strategy?

Recent economic and inflation data have been mixed, suggesting to us that the Fed is likely to leave short-term interest rates unchanged for some time before eventually reducing them. We therefore have maintained our focus on income-oriented bonds, and we currently intend to maintain the fund's slightly long average duration in anticipation of an eventual Fed ease. In addition, slowing U.S. economic growth has made us more acutely aware of credit risks, and we have continued to emphasize higher-quality securities.

May 15, 2007

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]   *Source: Lipper Inc.*

# FUND PERFORMANCE



| | |
|---|---|
| Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class A shares) | ———— |
| Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class B shares) | ·········· |
| Dreyfus Premier State Municipal Bond Fund, Ohio Series (Class C shares) | ———— |
| Lehman Brothers Municipal Bond Index† | ━━━━ |

Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Ohio Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund invests primarily in Ohio municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Ohio municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.48%** | **3.51%** | **4.39%** |
| *without sales charge* | **5.22%** | **4.47%** | **4.88%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **0.68%** | **3.59%** | **4.56%** |
| *without redemption* | **4.68%** | **3.94%** | **4.56%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.42%** | **3.68%** | **4.10%** |
| *without redemption* | **4.42%** | **3.68%** | **4.10%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.14 | $   7.68 | $   8.87 |
| Ending value (after expenses) | $1,013.70 | $1,011.00 | $1,009.90 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.16 | $   7.70 | $   8.90 |
| Ending value (after expenses) | $1,019.69 | $1,017.16 | $1,015.97 |

† *Expenses are equal to the fund's annualized expense ratio of 1.03% for Class A, 1.54% for Class B, and 1.78% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Long-Term Municipal Investments—101.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio—93.6%** | | | | |
| Adena Local School District, GO School Improvement | 5.50 | 12/1/21 | 1,085,000 | 1,198,241 |
| Akron | 6.00 | 12/1/12 | 1,380,000 | 1,540,798 |
| Akron (Insured; MBIA) | 5.50 | 12/1/20 | 1,460,000 | 1,567,003 |
| Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project) | 5.00 | 12/1/16 | 1,000,000 | 1,040,600 |
| Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project) | 5.00 | 12/1/21 | 730,000 | 751,666 |
| Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project) | 5.00 | 12/1/25 | 500,000 | 508,565 |
| Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project) | 5.00 | 12/1/30 | 600,000 | 604,440 |
| Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project) | 5.00 | 12/1/35 | 1,000,000 | 1,003,010 |
| Brunswick City School District (Insured; AMBAC) | 5.00 | 12/1/23 | 2,000,000 | 2,066,520 |
| Cincinnati, Water System Revenue | 5.00 | 6/1/11 | 1,000,000 [a] | 1,049,430 |
| Cincinnati, Water System Revenue | 5.00 | 6/1/11 | 3,130,000 [a] | 3,284,716 |
| Cincinnati City School District, COP (City School District of the City of Cincinnati School Improvement Project) (Insured; FSA) | 5.00 | 12/15/32 | 3,000,000 | 3,167,580 |
| Cincinnati City School District, School Improvement (Insured; MBIA) | 5.38 | 12/1/11 | 6,560,000 [a] | 7,026,482 |
| Cincinnati State Technical and Community College, General Receipts (Insured; AMBAC) | 5.25 | 10/1/22 | 2,825,000 | 3,029,700 |
| Clermont County, Hospital Facilities Revenue (Mercy Health System) (Insured; AMBAC) | 5.63 | 9/1/16 | 4,250,000 | 4,358,162 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Cleveland, Airport System Revenue (Insured; FSA) | 5.00 | 1/1/24 | 8,300,000 | 8,839,749 |
| Cleveland, COP (Stadium Project) (Insured; AMBAC) | 5.25 | 11/15/22 | 1,210,000 | 1,242,343 |
| Cleveland, Waterworks Revenue (Insured; FSA) | 5.00 | 1/1/23 | 1,315,000 | 1,336,947 |
| Cleveland, Waterworks Revenue (Insured; MBIA) | 5.50 | 1/1/21 | 8,000,000 | 9,176,240 |
| Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights−Public Parking Garage Project) | 7.00 | 12/1/18 | 2,345,000 | 2,568,807 |
| Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights−Public Parking Garage Project) | 7.35 | 12/1/31 | 3,655,000 | 4,029,674 |
| Columbus City School District, School Facilities Construction and Improvement (Insured; FSA) | 5.00 | 12/1/14 | 765,000 [a] | 827,447 |
| Columbus City School District, School Facilities Construction and Improvement (Insured; FSA) | 4.25 | 12/1/32 | 3,150,000 | 3,061,264 |
| Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project) | 7.50 | 1/1/30 | 6,250,000 | 6,850,812 |
| Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project) | 6.13 | 2/15/09 | 4,845,000 [a] | 5,093,209 |
| Cuyahoga County, Mortgage Revenue (West Tech Apartments Project) (Collateralized; GNMA) | 5.95 | 9/20/42 | 529,500 | 525,285 |
| Fairfield City School District, GO School Improvement (Insured; FGIC) | 5.38 | 12/1/19 | 1,860,000 | 1,985,792 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Fairfield City School District, GO School Improvement (Insured; FGIC) | 5.38 | 12/1/20 | 1,400,000 | 1,494,682 |
| Forest Hills Local School District GO School Improvement (Insured; MBIA) | 5.70 | 12/1/07 | 1,000,000 a | 1,021,230 |
| Franklin County, HR (Holy Cross Health System Corporation) | 5.80 | 6/1/16 | 260,000 | 264,680 |
| Franklin County, Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA) | 5.80 | 5/20/44 | 1,200,000 | 1,255,644 |
| Hamilton County, EDR (King Highland Community Urban Redevelopment Corporation–University of Cincinnati, Lessee, Project) (Insured; MBIA) | 5.00 | 6/1/33 | 2,000,000 | 2,123,640 |
| Hamilton County, Sales Tax Revenue (Insured; AMBAC) | 0.00 | 12/1/27 | 17,940,000 | 7,337,998 |
| Hamilton County, Sewer System Revenue (Insured; MBIA) | 5.25 | 12/1/11 | 1,000,000 a | 1,067,620 |
| Highland Local School District, GO School Improvement (Insured; FSA) | 5.75 | 12/1/11 | 2,020,000 a | 2,198,911 |
| Hilliard School District, GO School Improvement (Insured; FGIC) | 0.00 | 12/1/13 | 1,655,000 | 1,279,133 |
| Hilliard School District, GO School Improvement (Insured; FGIC) | 0.00 | 12/1/14 | 1,655,000 | 1,226,421 |
| Lebanon City School District GO (School Facilities Construction and Improvement) (Insured; FSA) | 5.50 | 12/1/11 | 4,050,000 a | 4,366,305 |
| Little Miami Local School District, GO School Improvement (Insured; FSA) | 5.00 | 12/1/16 | 1,370,000 a | 1,500,424 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Madeira City School District Board of Education, GO School Improvement (Insured; FSA) | 5.25 | 12/1/32 | 5,000,000 | 5,788,050 |
| Massillon City School District, Improvement (Insured; MBIA) | 5.00 | 12/1/25 | 1,150,000 | 1,208,201 |
| Milford Exempt Village School District, GO School Improvement (Insured; FSA) | 6.00 | 12/1/11 | 1,910,000 [a] | 2,099,166 |
| New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC) | 5.20 | 10/1/24 | 2,000,000 | 2,114,940 |
| North Royalton City School District GO School Improvement (Insured; MBIA) | 6.10 | 12/1/09 | 2,500,000 [a] | 2,695,625 |
| Ohio (Insured; FSA) | 5.00 | 3/15/20 | 15,520,000 [b,c] | 16,453,994 |
| Ohio, PCR (Standard Oil Company Project) (Guaranteed; British Petroleum Company PLC) | 6.75 | 12/1/15 | 2,700,000 | 3,221,316 |
| Ohio, SWDR (USG Corporation Project) | 5.60 | 8/1/32 | 3,000,000 | 3,097,020 |
| Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; FGIC) | 5.00 | 5/1/23 | 2,250,000 | 2,362,883 |
| Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA) | 6.05 | 9/1/17 | 755,000 | 773,150 |
| Ohio State University, General Receipts | 5.25 | 6/1/23 | 2,625,000 | 2,809,380 |
| Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements | 5.50 | 2/15/26 | 7,700,000 | 8,129,891 |
| Otsego Local School District, GO (School Facilities Construction and Improvement) (Insured; FSA) | 5.38 | 12/1/14 | 1,460,000 [a] | 1,615,037 |
| Pickerington Local School District, GO (School Facilities Construction and Improvement) (Insured; FGIC) | 5.25 | 12/1/11 | 6,000,000 [a] | 6,405,720 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project) | 6.30 | 2/15/24 | 2,250,000 | 2,438,483 |
| Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project) | 6.40 | 2/15/34 | 2,500,000 | 2,702,625 |
| Rocky River, Various Purpose GO (Insured; AMBAC) | 5.00 | 12/1/24 | 1,685,000 | 1,785,780 |
| Strongsville, Library Improvement (Insured; FGIC) | 5.50 | 12/1/20 | 1,700,000 | 1,824,593 |
| Summit County (Insured; FGIC) | 6.50 | 12/1/10 | 2,000,000 [a] | 2,203,560 |
| Summit County Port Authority, Development Revenue (Bond Fund Program- Twinsburg Township Project) | 5.13 | 5/15/25 | 660,000 | 674,408 |
| Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC) | 5.50 | 12/1/26 | 1,000,000 | 1,067,430 |
| Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund– Toledo Express Airport Project) | 6.38 | 11/15/32 | 2,425,000 | 2,641,019 |
| University of Cincinnati, General Receipts (Insured; FGIC) | 5.75 | 6/1/11 | 2,165,000 [a] | 2,355,174 |
| University of Cincinnati, General Receipts (Insured; FGIC) | 5.75 | 6/1/11 | 1,500,000 [a] | 1,631,760 |
| University of Cincinnati, General Receipts (Insured; MBIA) | 5.00 | 6/1/21 | 3,040,000 | 3,165,066 |
| Warren, Waterworks Revenue (Insured; FGIC) | 5.50 | 11/1/15 | 1,450,000 | 1,580,370 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio (continued)** | | | | |
| West Muskingum Local School District, GO (School Facilities Construction and Improvement) (Insured; FGIC) | 5.00 | 12/1/30 | 2,945,000 | 3,089,600 |
| Youngstown, GO Pension Bonds (Insured; AMBAC) | 5.38 | 12/1/10 | 2,195,000 a | 2,340,024 |
| Youngstown, GO Pension Bonds (Insured; AMBAC) | 6.00 | 12/1/10 | 2,370,000 a | 2,575,929 |
| **U.S. Related–7.9%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 12,500,000 | 878,750 |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 5.88 | 7/1/35 | 1,000,000 | 1,077,120 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA) | 5.50 | 7/1/31 | 5,000,000 | 6,002,000 |
| Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project) | 6.25 | 6/1/26 | 1,935,000 | 1,947,191 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.38 | 10/1/19 | 3,000,000 | 3,260,220 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes | 6.00 | 10/1/22 | 3,000,000 | 3,106,650 |
| **Total Long-Term Municipal Investments** (cost $198,451,758) | | | | **209,993,295** |

| Short-Term Municipal Investment—.7% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio;** | | | | |
| Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Case Western Reserve University Project) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) (cost $1,500,000) | 4.05 | 5/1/07 | 1,500,000 [d] | **1,500,000** |
| **Total Investments** (cost $199,951,758) | | | **102.2%** | **211,493,295** |
| **Liabilities, Less Cash and Receivables** | | | **(2.2%)** | **(4,563,882)** |
| **Net Assets** | | | **100.0%** | **206,929,413** |

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $16,453,994 or 8.0% of net assets.*

c *Collateral for floating rate borrowings.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 67.0 |
| AA | | Aa | | AA | 10.0 |
| A | | A | | A | 2.5 |
| BBB | | Baa | | BBB | 8.5 |
| BB | | Ba | | BB | .5 |
| CCC | | Caa | | CCC | 1.0 |
| F1 | | MIG1/P1 | | SP1/A1 | .7 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 9.8 |
| | | | | | **100.0** |

† *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 199,951,758 | 211,493,295 |
| Cash | | 42,802 |
| Interest receivable | | 3,365,586 |
| Receivable for shares of Beneficial Interest subscribed | | 72,546 |
| Prepaid expenses | | 14,849 |
| | | **214,989,078** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 172,898 |
| Payable for floatng rate notes issued | | 7,760,000 |
| Payable for shares of Beneficial Interest redeemed | | 54,392 |
| Interest and related expenses | | 38,875 |
| Accrued expenses | | 33,500 |
| | | **8,059,665** |
| **Net Assets ($)** | | **206,929,413** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 197,199,824 |
| Accumulated net realized gain (loss) on investments | | (1,811,948) |
| Accumulated net unrealized appreciation (dereciation) on investments | | 11,541,537 |
| **Net Assets ($)** | | **206,929,413** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 183,156,736 | 14,720,040 | 9,052,637 |
| Shares Outstanding | 14,504,133 | 1,165,341 | 715,622 |
| **Net Asset Value Per Share ($)** | **12.63** | **12.63** | **12.65** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **10,766,581** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,161,553 |
| Shareholder servicing costs–Note 3(c) | 636,620 |
| Interest and related expenses | 300,211 |
| Distribution fees–Note 3(b) | 161,838 |
| Professional fees | 30,968 |
| Custodian fees | 28,123 |
| Registration fees | 18,897 |
| Trustees' fees and expenses–Note 3(d) | 5,521 |
| Loan commitment fees–Note 2 | 960 |
| Prospectus and shareholders' reports | 9,578 |
| Miscellaneous | 23,288 |
| **Total Expenses** | **2,377,557** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (32,084) |
| **Net Expenses** | **2,345,473** |
| **Investment Income–Net** | **8,421,108** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 1,254,131 |
| Net unrealized gain (loss) on financial futures | (216,102) |
| **Net Realized Gain (Loss)** | **1,038,029** |
| Net unrealized appreciation (depreciation) on investments | 1,207,269 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,245,298** |
| **Net Increase in Net Assets Resulting from Operations** | **10,666,406** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 8,421,108 | 9,065,559 |
| Net realized gain (loss) on investments | 1,038,029 | 266,294 |
| Net unrealized appreciation (depreciation) on investments | 1,207,269 | (5,242,140) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **10,666,406** | **4,089,713** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (7,465,390) | (7,821,603) |
| Class B shares | (638,685) | (902,482) |
| Class C shares | (316,976) | (340,693) |
| **Total Dividends** | **(8,421,051)** | **(9,064,778)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 12,605,023 | 14,981,336 |
| Class B shares | 252,518 | 539,212 |
| Class C shares | 482,530 | 1,473,357 |
| Dividends reinvested: | | |
| Class A shares | 4,999,795 | 5,299,586 |
| Class B shares | 374,878 | 504,432 |
| Class C shares | 214,871 | 231,190 |
| Cost of shares redeemed: | | |
| Class A shares | (20,686,094) | (21,695,917) |
| Class B shares | (8,228,563) | (7,150,036) |
| Class C shares | (1,690,306) | (1,940,563) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(11,675,348)** | **(7,757,403)** |
| **Total Increase (Decrease) in Net Assets** | **(9,429,993)** | **(12,732,468)** |
| **Net Assets ($):** | | |
| Beginning of Period | 216,359,406 | 229,091,874 |
| **End of Period** | **206,929,413** | **216,359,406** |

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 999,140 | 1,177,591 |
| Shares issued for dividends reinvested | 396,093 | 417,558 |
| Shares redeemed | (1,639,092) | (1,710,523) |
| **Net Increase (Decrease) in Shares Outstanding** | **(243,859)** | **(115,374)** |
| **Class B** [a] | | |
| Shares sold | 20,103 | 42,379 |
| Shares issued for dividends reinvested | 29,699 | 39,712 |
| Shares redeemed | (652,893) | (561,895) |
| **Net Increase (Decrease) in Shares Outstanding** | **(603,091)** | **(479,804)** |
| **Class C** | | |
| Shares sold | 38,300 | 115,312 |
| Shares issued for dividends reinvested | 16,993 | 18,189 |
| Shares redeemed | (133,578) | (152,446) |
| **Net Increase (Decrease) in Shares Outstanding** | **(78,285)** | **(18,945)** |

[a]  *During the period ended April 30, 2007, 347,892 Class B shares representing $4,390,265 were automatically converted to 348,039 Class A shares and during the period ended April 30, 2006, 258,762 Class B shares representing $3,298,433 were automatically converted to 258,838 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.50 | 12.78 | 12.48 | 12.84 | 12.48 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .51 | .52 | .52 | .52 | .55 |
| Net realized and unrealized gain (loss) on investments | .13 | (.28) | .30 | (.36) | .36 |
| Total from Investment Operations | .64 | .24 | .82 | .16 | .91 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.51) | (.52) | (.52) | (.52) | (.55) |
| Net asset value, end of period | 12.63 | 12.50 | 12.78 | 12.48 | 12.84 |
| **Total Return (%)[b]** | 5.22 | 1.92 | 6.70 | 1.25 | 7.39 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.05 | 1.02[c] | .97[c] | .94[c] | .93[c] |
| Ratio of net expenses to average net assets | 1.03 | 1.02[c] | .97[c] | .94[c] | .93[c] |
| Ratio of net investment income to average net assets | 4.07 | 4.12 | 4.12 | 4.09 | 4.33 |
| Portfolio Turnover Rate | 31.65[c] | 13.57 | 5.30 | 18.49 | 48.42 |
| Net Assets, end of period ($ X 1,000) | 183,157 | 184,312 | 189,946 | 198,836 | 212,474 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.50 | 12.78 | 12.48 | 12.84 | 12.48 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .44 | .46 | .45 | .46 | .48 |
| Net realized and unrealized gain (loss) on investments | .14 | (.28) | .31 | (.36) | .36 |
| Total from Investment Operations | .58 | .18 | .76 | .10 | .84 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.45) | (.46) | (.46) | (.46) | (.48) |
| Net asset value, end of period | 12.63 | 12.50 | 12.78 | 12.48 | 12.84 |
| **Total Return (%)[b]** | 4.68 | 1.40 | 6.15 | .74 | 6.86 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.57 | 1.53[c] | 1.48[c] | 1.45[c] | 1.43[c] |
| Ratio of net expenses to average net assets | 1.55 | 1.53[c] | 1.48[c] | 1.45[c] | 1.43[c] |
| Ratio of net investment income to average net assets | 3.55 | 3.61 | 3.61 | 3.59 | 3.82 |
| Portfolio Turnover Rate | 31.65[c] | 13.57 | 5.30 | 18.49 | 48.42 |
| Net Assets, end of period ($ X 1,000) | 14,720 | 22,108 | 28,740 | 37,779 | 45,655 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

| Class C Shares | Year Ended April 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.52 | 12.80 | 12.50 | 12.86 | 12.50 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .42 | .43 | .42 | .42 | .45 |
| Net realized and unrealized gain (loss) on investments | .13 | (.28) | .31 | (.36) | .36 |
| Total from Investment Operations | .55 | .15 | .73 | .06 | .81 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.42) | (.43) | (.43) | (.42) | (.45) |
| Net asset value, end of period | 12.65 | 12.52 | 12.80 | 12.50 | 12.86 |
| **Total Return (%)[b]** | 4.42 | 1.15 | 5.89 | .48 | 6.60 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.81 | 1.78[c] | 1.73[c] | 1.70[c] | 1.67[c] |
| Ratio of net expenses to average net assets | 1.79 | 1.77[c] | 1.73[c] | 1.70[c] | 1.67[c] |
| Ratio of net investment income to average net assets | 3.31 | 3.36 | 3.36 | 3.32 | 3.58 |
| Portfolio Turnover Rate | 31.65[c] | 13.57 | 5.30 | 18.49 | 48.42 |
| Net Assets, end of period ($ X 1,000) | 9,053 | 9,939 | 10,406 | 11,051 | 10,163 |

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

*See notes to financial statements.*

**NOTE 1—Significant Accounting Policies:**

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Ohio Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $ 52,546, accumulated capital losses $1,811,948 and unrealized appreciation $ 11,541,537.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $1,424,574 of the carryover expires in fiscal 2012, and $387,374 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $8,421,051 and $9,064,778, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $57, decreased accumulated net realized gain (loss) on investments by $943 and increased paid-in capital by $1,000. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $7,242 from commissions earned on sales of the fund's Class A shares, and $58,412 and $1,479 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $89,935 and $71,903, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $459,044, $44,967 and $23,968, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $87,217 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $92,997, Rule 12b-1 distribution plan fees $11,615, shareholder services plan fees $42,380, chief compliance officer fees $3,407 and transfer agent per account fees $22,499.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2007, amounted to $68,326,415 and $76,338,790, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At April 30, 2007, there were no financial futures contracts outstanding.

At April 30, 2007, the cost of investments for federal income tax purposes was $192,191,758; accordingly, accumulated net unrealized appreciation on investments was $11,541,537, consisting of $11,614,332 gross unrealized appreciation and $72,795 gross unrealized depreciation.

## NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| Ratio of Total Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .91% | .91% | .90% | .92% |
| As restated | 1.02% | .97% | .94% | .93% |
| **Class B shares:** | | | | |
| As previously reported | 1.42% | 1.42% | 1.41% | 1.42% |
| As restated | 1.53% | 1.48% | 1.45% | 1.43% |
| **Class C shares:** | | | | |
| As previously reported | 1.67% | 1.67% | 1.66% | 1.66% |
| As restated | 1.78% | 1.73% | 1.70% | 1.67% |

| Ratio of Net Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .91% | .91% | .90% | .92% |
| As restated | 1.02% | .97% | .94% | .93% |
| **Class B shares:** | | | | |
| As previously reported | 1.42% | 1.42% | 1.41% | 1.42% |
| As restated | 1.53% | 1.48% | 1.45% | 1.43% |
| **Class C shares:** | | | | |
| As previously reported | 1.66% | 1.67% | 1.66% | 1.66% |
| As restated | 1.77% | 1.73% | 1.70% | 1.67% |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Ohio Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Ohio Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Ohio Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Ohio residents, Ohio personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt interest dividends paid for the 2007 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
|---|---|---|
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke† | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino† | 86,257,119 | 1,807,997 |
| Diane Dunst† | 86,291,970 | 1,773,146 |
| Jay I. Meltzer† | 86,218,566 | 1,846,550 |
| Daniel Rose† | 86,214,158 | 1,850,958 |
| Warren B. Rudman† | 86,469,637 | 1,595,479 |
| Sander Vanocur† | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

———————

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

———————

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

———————

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Ohio Series**
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**   Class A: PSOHX   Class B: POHBX   Class C: POHCX

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0057AR0407

# Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

**ANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Pennsylvania Series

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



# DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 5.95% for Class A shares, 5.41% for Class B shares and 5.18% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.19% for the reporting period.[3]

Despite occasional bouts of volatility, municipal bonds fared relatively well as moderating economic growth, stabilizing short-term interest rates and receding inflation concerns helped to support investor sentiment. The fund's Class A shares produced higher returns than its benchmark and Lipper category average, primarily due to the fund's relatively long average duration and emphasis on income-oriented securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania state personal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy was growing robustly, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. These conditions changed significantly over the summer, when weakness in housing markets caused the rate of economic growth to moderate. In the fall, energy prices retreated from their record highs, helping to relieve inflationary pressures. The Fed responded to these developments by holding interest rates steady between July 2006 and the end of the reporting period.

As a result, the municipal bond market generally rallied over much of the reporting period before encountering renewed volatility in late February and early March 2007, when global equity markets declined sharply and delinquencies among U.S. sub-prime mortgage holders rose unexpectedly. By the end of April, however, the markets had rebounded strongly, erasing previous losses.

The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds. In Pennsylvania, generally sound fiscal conditions also continued to help support bond prices.

In this environment, the fund continued to receive strong income contributions from its longstanding holdings, which were purchased with higher yields than are available today. In addition, the fund's relatively long average duration enabled it to participate more fully in strength at the longer end of the market's maturity spectrum. Finally, a number of the fund's holdings were scheduled for early redemption, with the funds to do so set aside in escrow, effectively boosting their prices.

### What is the fund's current strategy?

Recent economic and inflation data have been mixed, suggesting that the Fed is likely to maintain current monetary policy for some time before eventually reducing short-term interest rates. Therefore, we have maintained the fund's average duration in a range that is slightly longer than industry averages. We also intend to look for income-oriented opportunities from newly issued securities. These strategies are designed to help the fund capture incrementally higher income while positioning it for a slower U.S. economy and lower short-term interest rates in the future.

June 1, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. The fund invests primarily in Pennsylvania municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Pennsylvania municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **1.17%** | **4.02%** | **4.57%** |
| *without sales charge* | **5.95%** | **4.99%** | **5.05%** |
| **Class B shares** | | | |
| *with applicable redemption charge* † | **1.41%** | **4.11%** | **4.72%** |
| *without redemption* | **5.41%** | **4.45%** | **4.72%** |
| **Class C shares** | | | |
| *with applicable redemption charge* †† | **4.18%** | **4.21%** | **4.26%** |
| *without redemption* | **5.18%** | **4.21%** | **4.26%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.75 | $ 7.39 | $ 8.38 |
| Ending value (after expenses) | $1,016.20 | $1,013.50 | $1,012.50 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.76 | $ 7.40 | $ 8.40 |
| Ending value (after expenses) | $1,020.08 | $1,017.46 | $1,016.46 |

† Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.48% for Class B and 1.68% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

| Long-Term Municipal Investments—98.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania—97.3%** | | | | |
| Allegheny County Hospital Development Authority, HR (South Hills Health System) | 5.13 | 5/1/29 | 1,100,000 | 1,102,343 |
| Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA) | 5.00 | 12/1/19 | 1,900,000 | 2,012,290 |
| Ambridge Borough Municipal Authority, Sewer Revenue (Insured; FSA) | 4.50 | 10/15/26 | 1,275,000 | 1,289,178 |
| Bethlehem Area Vocational Technical School Authority, LR (Insured; MBIA) | 5.00 | 9/1/19 | 895,000 | 920,463 |
| Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility) | 6.25 | 1/1/35 | 1,500,000 | 1,595,145 |
| Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC) | 5.00 | 12/1/11 | 1,480,000 [a] | 1,561,385 |
| Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC) | 5.38 | 12/1/11 | 1,340,000 [a] | 1,434,711 |
| Bucks County Water and Sewer Authority, Water System Revenue (Insured; AMBAC) | 5.38 | 6/1/18 | 1,255,000 | 1,348,297 |
| Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Care Center) (Collateralized; GNMA) | 5.80 | 4/20/29 | 5,990,000 | 6,435,117 |
| Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments) | 6.00 | 7/1/23 | 475,000 | 507,319 |
| Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments) | 6.25 | 7/1/33 | 880,000 | 945,578 |
| Central Bucks School District, GO (Insured; FGIC) | 5.00 | 5/15/12 | 580,000 [a] | 614,788 |
| Charleroi Area School Authority, School Revenue (Insured; FGIC) | 0.00 | 10/1/20 | 2,000,000 | 1,138,960 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Council Rock School District, GO (Insured; MBIA) | 5.00 | 11/15/11 | 1,400,000 [a] | 1,476,328 |
| Cumberland County Municipal Authority, College Revenue (Messiah College) (Insured; AMBAC) | 5.13 | 10/1/15 | 50,000 | 50,054 |
| Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) | 6.00 | 1/1/25 | 3,000,000 | 2,910,780 |
| Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania Inc. Project) (Insured; FGIC) | 5.00 | 11/1/37 | 5,165,000 | 5,408,995 |
| Harrisburg Authority, Office and Parking Revenue | 6.00 | 5/1/08 | 2,000,000 [a] | 2,046,560 |
| Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project) | 5.40 | 9/1/16 | 2,000,000 | 2,041,740 |
| Harrisburg Redevelopment Authority, Revenue (Insured; FSA) | 0.00 | 5/1/18 | 2,750,000 | 1,736,350 |
| Harrisburg Redevelopment Authority, Revenue (Insured; FSA) | 0.00 | 11/1/18 | 2,750,000 | 1,699,500 |
| Harrisburg Redevelopment Authority, Revenue (Insured; FSA) | 0.00 | 11/1/19 | 2,750,000 | 1,613,260 |
| Harrisburg Redevelopment Authority, Revenue (Insured; FSA) | 0.00 | 5/1/20 | 2,750,000 | 1,560,267 |
| Harrisburg Redevelopment Authority, Revenue (Insured; FSA) | 0.00 | 11/1/20 | 2,500,000 | 1,382,500 |
| Kennett Consolidated School District, GO (Insured; FGIC) | 5.25 | 2/15/13 | 1,000,000 [a] | 1,079,270 |
| McKeesport Area School District, GO (Insured; AMBAC) | 0.00 | 10/1/21 | 540,000 | 292,810 |
| McKeesport Area School District, GO (Insured; AMBAC) | 0.00 | 10/1/21 | 2,915,000 | 1,591,823 |
| Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian) | 5.50 | 1/1/22 | 1,455,000 | 1,539,099 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA) | 5.25 | 12/1/16 | 50,000 | 53,723 |
| Mount Lebanon School District, GO (Insured; MBIA) | 5.00 | 2/15/13 | 2,370,000 a | 2,527,249 |
| North Allegheny School District, GO (Insured; FGIC) | 5.05 | 11/1/21 | 1,455,000 | 1,530,791 |
| North Schuylkill School District, GO (Insured; FGIC) | 5.00 | 11/15/28 | 635,000 | 660,781 |
| Northampton County General Purpose Authority, County Agreement Revenue (Insured; FSA) | 5.13 | 10/1/20 | 2,225,000 | 2,368,668 |
| Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) (Insured; Radian) | 5.00 | 7/1/17 | 1,890,000 | 1,970,797 |
| Palmyra Area School District, GO (Insured; XLCA) | 5.00 | 6/1/14 | 1,685,000 a | 1,815,486 |
| Pennridge School District, GO (Insured; MBIA) | 5.00 | 2/15/13 | 1,000,000 a | 1,066,350 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 5.45 | 12/1/10 | 445,000 a | 471,144 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 5.45 | 12/1/19 | 2,170,000 | 2,296,446 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 0.00 | 12/1/22 | 1,200,000 | 617,364 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 0.00 | 12/1/23 | 3,790,000 | 1,859,336 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 0.00 | 12/1/24 | 3,790,000 | 1,775,691 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC) | 0.00 | 12/1/25 | 3,790,000 | 1,692,766 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC) | 5.00 | 6/15/19 | 560,000 | 585,738 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC) | 5.00 | 6/15/20 | 1,915,000 | 2,003,013 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) | 6.00 | 1/15/22 | 5,000,000 | 5,405,850 |
| Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA) | 5.00 | 12/1/25 | 2,485,000 | 2,611,437 |
| Pennsylvania Housing Finance Agency, SFMR | 5.00 | 4/1/16 | 2,000,000 | 2,064,100 |
| Pennsylvania Housing Finance Agency, SFMR | 5.10 | 10/1/20 | 5,000,000 | 5,136,600 |
| Pennsylvania Housing Finance Agency, SFMR | 4.70 | 10/1/37 | 2,230,000 | 2,206,763 |
| Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC) | 5.25 | 6/15/15 | 1,000,000 | 1,031,150 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC) | 5.00 | 12/1/08 | 350,000 [a] | 360,703 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC) | 5.00 | 12/1/23 | 75,000 | 76,925 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC) | 5.25 | 12/1/08 | 2,185,000 [a] | 2,260,164 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC) | 5.25 | 12/1/18 | 3,780,000 | 3,910,032 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC) | 5.25 | 12/1/18 | 555,000 | 573,393 |
| Philadelphia, Gas Works Revenue (1998 General Ordinance-4th Series) (Insured; FSA) | 5.25 | 8/1/22 | 2,000,000 | 2,130,700 |
| Philadelphia, Water and Wastewater Revenue (Insured; MBIA) | 5.60 | 8/1/18 | 800,000 | 874,384 |
| Philadelphia Authority for Industrial Development, LR (Insured; FSA) | 5.50 | 10/1/15 | 2,870,000 | 3,099,858 |
| Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System) | 5.00 | 5/15/11 | 2,000,000 | 2,042,140 |
| Philadelphia Housing Authority, Capital Fund Program Revenue (Insured; FSA) | 5.00 | 12/1/21 | 1,685,000 | 1,770,210 |
| Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC) | 5.50 | 4/15/18 | 3,600,000 | 3,873,312 |
| Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC) | 5.00 | 4/15/30 | 3,480,000 | 3,663,013 |
| Pittsburgh Urban Redevelopment Authority, MFHR (West Park Court Project) (Collateralized; GNMA) | 4.90 | 11/20/47 | 1,285,000 | 1,254,661 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 5.75 | 12/1/11 | 3,585,000 [a] | 3,913,852 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 5.85 | 12/1/11 | 3,000,000 [a] | 3,287,700 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 5.75 | 12/1/21 | 1,165,000 | 1,245,420 |
| Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) | 5.00 | 11/1/14 | 1,495,000 | 1,538,176 |
| Scranton School District, GO Notes (Insured; MBIA) | 5.00 | 4/1/18 | 1,390,000 | 1,431,936 |
| Scranton School District, GO Notes (Insured; MBIA) | 5.00 | 4/1/19 | 2,710,000 | 2,787,804 |
| South Side Area School District, GO (Insured; FGIC) | 5.25 | 6/1/10 | 2,080,000 [a] | 2,174,078 |
| Spring-Ford Area School District, GO (Insured; FSA) | 5.00 | 4/1/21 | 1,015,000 | 1,069,384 |
| State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC) | 5.25 | 5/15/17 | 1,055,000 | 1,149,127 |
| State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC) | 5.25 | 5/15/18 | 1,110,000 | 1,202,185 |
| State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA) | 5.00 | 4/1/13 | 1,040,000 [a] | 1,108,120 |
| State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA) | 5.00 | 4/1/13 | 1,070,000 [a] | 1,140,085 |
| State Public School Building Authority, School LR (Daniel Boone Area School District Project) (Insured; MBIA) | 5.00 | 4/1/13 | 1,100,000 [a] | 1,172,050 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania (continued)** | | | | |
| State Public School Building Authority, School Revenue (Marple Newtown School District Project) (Insured; MBIA) | 5.00 | 9/1/11 | 3,680,000 a | 3,866,098 |
| State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA) | 5.25 | 3/15/25 | 3,610,000 | 3,920,280 |
| State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA) | 5.00 | 4/1/13 | 750,000 a | 800,768 |
| University Area Joint Authority, Sewer Revenue (Insured; MBIA) | 5.00 | 11/1/17 | 1,660,000 | 1,745,374 |
| University Area Joint Authority, Sewer Revenue (Insured; MBIA) | 5.00 | 11/1/18 | 2,010,000 | 2,110,239 |
| Upper Merion Area School District, GO | 5.25 | 2/15/13 | 1,000,000 a | 1,079,270 |
| Upper Merion Area School District, GO | 5.25 | 2/15/18 | 1,785,000 | 1,919,750 |
| Warwick School District, GO (Insured; FSA) | 5.00 | 2/1/27 | 1,150,000 | 1,213,193 |
| Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC) | 6.05 | 4/1/14 | 3,000,000 | 3,005,430 |
| **U.S. Related—1.3%** | | | | |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 6.00 | 7/1/25 | 1,000,000 | 1,097,580 |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/30 | 1,000,000 | 1,075,620 |
| **Total Long-Term Municipal Investments** (cost $151,131,206) | | | | **160,029,167** |

| Short-Term Municipal Investment−.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania;** | | | | |
| Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank) (cost $975,000) | 4.00 | 5/1/07 | 975,000 b | **975,000** |
| **Total Investments** (cost $152,106,206) | | | **99.2%** | **161,004,167** |
| **Cash and Receivables (Net)** | | | **.8%** | **1,378,546** |
| **Net Assets** | | | **100.0%** | **162,382,713** |

a  *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b  *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 71.7 |
| AA | | Aa | | AA | 15.5 |
| A | | A | | A | 5.2 |
| BBB | | Baa | | BBB | 2.2 |
| BB | | Ba | | BB | .7 |
| F1 | | MIG1/P1 | | SP1/A1 | .6 |
| Not Rated c | | Not Rated c | | Not Rated c | 4.1 |
| | | | | | **100.0** |

† *Based on total investments.*
c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 152,106,206 | 161,004,167 |
| Interest receivable | | 1,980,259 |
| Receivable for shares of Beneficial Interest subscribed | | 4,679 |
| Prepaid expenses | | 12,635 |
| | | **163,001,740** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 130,061 |
| Cash overdraft due to Custodian | | 148,016 |
| Payable for shares of Beneficial Interest redeemed | | 277,706 |
| Accrued expenses | | 63,244 |
| | | **619,027** |
| **Net Assets ($)** | | **162,382,713** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 157,266,212 |
| Accumulated net realized gain (loss) on investments | | (3,781,460) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 8,897,961 |
| **Net Assets ($)** | | **162,382,713** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 145,897,477 | 12,886,077 | 3,599,159 |
| Shares Outstanding | 9,011,527 | 796,639 | 222,187 |
| **Net Asset Value Per Share ($)** | **16.19** | **16.18** | **16.20** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **8,056,064** |
| **Expenses:** | |
| Management fee–Note 3(a) | 921,702 |
| Shareholder servicing costs–Note 3(c) | 527,582 |
| Distribution fees–Note 3(b) | 114,277 |
| Professional fees | 29,501 |
| Custodian fees | 22,615 |
| Prospectus and shareholders' reports | 20,558 |
| Registration fees | 18,728 |
| Trustees' fees and expenses–Note 3(d) | 4,464 |
| Loan commitment fees–Note 2 | 768 |
| Miscellaneous | 27,527 |
| **Total Expenses** | **1,687,722** |
| **Investment Income–Net** | **6,368,342** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 341,233 |
| Net unrealized appreciation (depreciation) on investments | 2,922,780 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,264,013** |
| **Net Increase in Net Assets Resulting from Operations** | **9,632,355** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income–net | 6,368,342 | 6,754,815 |
| Net realized gain (loss) on investments | 341,233 | 165,133 |
| Net unrealized appreciation (depreciation) on investments | 2,922,780 | (3,577,976) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **9,632,355** | **3,341,972** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (5,651,787) | (5,825,632) |
| Class B shares | (602,311) | (828,230) |
| Class C shares | (101,071) | (88,542) |
| **Total Dividends** | **(6,355,169)** | **(6,742,404)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 10,919,966 | 9,036,278 |
| Class B shares | 286,977 | 428,142 |
| Class C shares | 939,933 | 317,206 |
| Dividends reinvested: | | |
| Class A shares | 3,775,926 | 3,649,478 |
| Class B shares | 424,246 | 504,445 |
| Class C shares | 63,432 | 57,847 |
| Cost of shares redeemed: | | |
| Class A shares | (19,359,481) | (17,484,086) |
| Class B shares | (10,011,992) | (7,974,698) |
| Class C shares | (397,570) | (224,987) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(13,358,563)** | **(11,690,375)** |
| **Total Increase (Decrease) in Net Assets** | **(10,081,377)** | **(15,090,807)** |
| **Net Assets ($):** | | |
| Beginning of Period | 172,464,090 | 187,554,897 |
| **End of Period** | **162,382,713** | **172,464,090** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 676,172 | 559,187 |
| Shares issued for dividends reinvested | 234,165 | 226,067 |
| Shares redeemed | (1,201,710) | (1,082,773) |
| **Net Increase (Decrease) in Shares Outstanding** | **(291,373)** | **(297,519)** |
| **Class B**[a] | | |
| Shares sold | 17,835 | 26,465 |
| Shares issued for dividends reinvested | 26,347 | 31,259 |
| Shares redeemed | (621,520) | (493,856) |
| **Net Increase (Decrease) in Shares Outstanding** | **(577,338)** | **(436,132)** |
| **Class C** | | |
| Shares sold | 58,354 | 19,630 |
| Shares issued for dividends reinvested | 3,932 | 3,581 |
| Shares redeemed | (24,625) | (13,963) |
| **Net Increase (Decrease) in Shares Outstanding** | **37,661** | **9,248** |

[a] *During the period ended April 30, 2007, 340,265 Class B shares representing $5,499,858 were automatically converted to 339,985 Class A shares and during the period ended April 30, 2006, 324,858 Class B shares representing $5,250,528 were automatically converted to 324,609 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.88 | 16.19 | 15.78 | 16.13 | 15.47 |
| Investment Operations: | | | | | |
| Investment income–net [a] | .62 | .62 | .62 | .63 | .66 |
| Net realized and unrealized | | | | | |
| gain (loss) on investments | .31 | (.31) | .41 | (.34) | .69 |
| Total from Investment Operations | .93 | .31 | 1.03 | .29 | 1.35 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.62) | (.62) | (.62) | (.63) | (.66) |
| Dividends from net realized | | | | | |
| gain on investments | – | – | – | (.01) | (.03) |
| Total Distributions | (.62) | (.62) | (.62) | (.64) | (.69) |
| Net asset value, end of period | 16.19 | 15.88 | 16.19 | 15.78 | 16.13 |
| **Total Return (%) [b]** | 5.95 | 1.89 | 6.62 | 1.78 | 8.86 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses | | | | | |
| to average net assets | .94 | .94 | .95 | .94 | .94 |
| Ratio of net expenses | | | | | |
| to average net assets | .94 | .94 | .95 | .94 | .94 |
| Ratio of net investment income | | | | | |
| to average net assets | 3.87 | 3.82 | 3.86 | 3.92 | 4.16 |
| Portfolio Turnover Rate | 8.82 | 11.89 | 10.18 | 6.39 | 33.76 |
| Net Assets, end of period ($ x 1,000) | 145,897 | 147,733 | 155,436 | 161,796 | 191,003 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.87 | 16.18 | 15.77 | 16.11 | 15.46 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .54 | .53 | .53 | .55 | .58 |
| Net realized and unrealized gain (loss) on investments | .31 | (.31) | .42 | (.34) | .68 |
| Total from Investment Operations | .85 | .22 | .95 | .21 | 1.26 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.54) | (.53) | (.54) | (.54) | (.58) |
| Dividends from net realized gain on investments | – | – | – | (.01) | (.03) |
| Total Distributions | (.54) | (.53) | (.54) | (.55) | (.61) |
| Net asset value, end of period | 16.18 | 15.87 | 16.18 | 15.77 | 16.11 |
| **Total Return (%)[b]** | 5.41 | 1.37 | 6.08 | 1.32 | 8.25 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.45 | 1.46 | 1.46 | 1.45 | 1.45 |
| Ratio of net expenses to average net assets | 1.45 | 1.46 | 1.46 | 1.45 | 1.45 |
| Ratio of net investment income to average net assets | 3.35 | 3.30 | 3.35 | 3.41 | 3.65 |
| Portfolio Turnover Rate | 8.82 | 11.89 | 10.18 | 6.39 | 33.76 |
| Net Assets, end of period ($ x 1,000) | 12,886 | 21,799 | 29,280 | 35,356 | 42,076 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.89 | 16.20 | 15.79 | 16.14 | 15.48 |
| Investment Operations: | | | | | |
| Investment income−net [a] | .50 | .50 | .50 | .51 | .54 |
| Net realized and unrealized gain (loss) on investments | .31 | (.31) | .41 | (.34) | .69 |
| Total from Investment Operations | .81 | .19 | .91 | .17 | 1.23 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.50) | (.50) | (.50) | (.51) | (.54) |
| Dividends from net realized gain on investments | − | − | − | (.01) | (.03) |
| Total Distributions | (.50) | (.50) | (.50) | (.52) | (.57) |
| Net asset value, end of period | 16.20 | 15.89 | 16.20 | 15.79 | 16.14 |
| **Total Return (%)** [b] | 5.18 | 1.15 | 5.83 | 1.03 | 8.07 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.67 | 1.68 | 1.69 | 1.68 | 1.67 |
| Ratio of net expenses to average net assets | 1.67 | 1.68 | 1.69 | 1.68 | 1.67 |
| Ratio of net investment income to average net assets | 3.13 | 3.08 | 3.11 | 3.18 | 3.44 |
| Portfolio Turnover Rate | 8.82 | 11.89 | 10.18 | 6.39 | 33.76 |
| Net Assets, end of period ($ x 1,000) | 3,599 | 2,932 | 2,839 | 2,659 | 3,036 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Pennsylvania Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered

to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $84,981, accumulated capital losses $3,859,684 and unrealized appreciation $8,976,185.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $972,847 of the carryover expires in fiscal 2011 and $2,886,837 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $6,355,169 and $6,742,404, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $13,173 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2007, the Distributor retained $3,135 from commissions earned on sales of the fund's Class A shares and $35,058 and $1,558 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $90,014 and $24,263, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $365,861, $45,007 and $8,087, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $76,737 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $73,433, Rule 12b-1 distribution plan fees $7,569, shareholder services plan fees $33,379, chief compliance officer fees $3,407 and transfer agency per account fees $12,273.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $14,502,678 and $27,901,470, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $152,027,982; accordingly, accumulated net unrealized appreciation on investments was $8,976,185, consisting of $9,118,981 gross unrealized appreciation and $142,796 gross unrealized depreciation.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Pennsylvania residents, Pennsylvania personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

# PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
|---|---|---|
|  | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
  *Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

————————

**Clifford L. Alexander, Jr. (73)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

————————

**David W. Burke (71)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

————————

**Peggy C. Davis (64)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

## Diane Dunst (67)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

---

## Ernest Kafka (74)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

---

## Nathan Leventhal (64)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

---

## Jay I. Meltzer (78)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
- Baltic-American Enterprise Fund, Vice Chairman and Director
- Harlem Educational Activities Fund, Inc., Chairman
- Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
- Collins & Aikman Corporation, Director
- Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series**
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent & Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**     Class A: PTPAX     Class B: PPABX     Class C: PPACX

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0058AR0407

# Dreyfus Premier State Municipal Bond Fund, Virginia Series

**ANNUAL REPORT** April 30, 2007





**Dreyfus**

A Mellon Financial Company℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



# DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund achieved total returns of 4.85% for Class A shares, 4.38% for Class B shares and 4.08% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.78% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category, and the average total return for all funds reported in this category was 4.80% for the reporting period.[3]

Despite occasional bouts of market volatility stemming from inflation-related concerns, municipal bonds fared relatively well in an environment of moderate economic growth and stable short-term interest rates. The fund underperformed its benchmark, which we attribute in part to our defensive yield-curve strategy. In addition, the Index also contains bonds from many states, not just Virginia, and such a factor tended to limit the fund's ability to find suitable investments that met our state-specific investment objective. However, the fund's Class A shares produced a return that was in line with the Lipper category average, which we attribute to the fund's income-oriented investment posture.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Heightened market volatility in the opening and closing months of the reporting period was not enough to offset a generally rallying market over the remainder of the reporting period. Although robust economic growth rekindled inflation fears in the spring of 2006, those concerns subsequently waned amid reports of softening housing markets and falling energy prices. The Federal Reserve Board (the "Fed") apparently agreed with a more benign inflation outlook, as it held short-term interest rates steady between July 2006 and the reporting period's end.

Near the end of February 2007, turmoil in overseas equity markets and rising delinquencies among U.S. sub-prime mortgage holders sparked fears that the economic slowdown might be more severe than expected. Still, in late March, the Fed commented that a potential reacceleration of inflation represented a greater concern than recession, causing investors to push back their expectations of an eventual rate cut. As a result, municipal bonds ended the reporting period with only slightly higher prices than where they began.

Virginia continued to enjoy a budget surplus as conservative fiscal management and a moderately growing economy helped control spending and boost tax receipts. As a result, the supply of newly issued Virginia securities remained relatively limited, helping to support bond prices.

The fund fared well in this environment, as its core holdings of seasoned, income-oriented municipal bonds produced competitive levels of current income. In addition, with yield differences along the market's credit rating spectrum hovering near historically narrow levels, we maintained the fund's emphasis on higher-quality securities. However, due to prevailing economic uncertainty, we set the fund's average duration in a range that was slightly shorter than industry averages, effectively limiting fuller participation in strength at the longer end of the market's maturity range.

### What is the fund's current strategy?

At its meeting in early May, after the reporting period's end, the Fed again held short-term interest rates steady. The U.S. economy appeared to be slowing, but inflationary pressures remained above the Fed's comfort zone. These mixed signals suggested that the Fed may stay on the sidelines for some time. Accordingly, we currently intend to maintain the fund's emphasis on high-quality, income-oriented bonds.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series Class A shares, Class B shares and Class C shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A, Class B and Class C shares of Dreyfus Premier State Municipal Bond Fund, Virginia Series on 4/30/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*The fund invests primarily in Virginia municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is not limited to investments principally in Virginia municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A shares** | | | |
| *with maximum sales charge (4.5%)* | **0.15%** | **3.27%** | **4.35%** |
| *without sales charge* | **4.85%** | **4.23%** | **4.83%** |
| **Class B shares** | | | |
| *with applicable redemption charge †* | **0.38%** | **3.36%** | **4.52%** |
| *without redemption* | **4.38%** | **3.71%** | **4.52%** |
| **Class C shares** | | | |
| *with applicable redemption charge ††* | **3.08%** | **3.47%** | **4.06%** |
| *without redemption* | **4.08%** | **3.47%** | **4.06%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.74 | $   8.28 | $   9.47 |
| Ending value (after expenses) | $1,013.20 | $1,010.60 | $1,009.40 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $   5.76 | $   8.30 | $   9.49 |
| Ending value (after expenses) | $1,019.09 | $1,016.56 | $1,015.37 |

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.66% for Class B, and 1.90% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Long-Term Municipal Investments–104.2% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Virginia–82.1%** | | | | |
| Albemarle County Industrial Development Authority, HR (Martha Jefferson Hospital) | 5.25 | 10/1/15 | 1,445,000 | 1,538,101 |
| Albemarle County Industrial Development Authority, Residential Care Facility Mortgage Revenue (Westminster-Canterbury of the Blue Ridge) | 5.00 | 1/1/31 | 1,000,000 | 1,011,790 |
| Alexandria, Consolidated Public Improvement | 5.50 | 6/15/10 | 2,625,000 [a] | 2,791,714 |
| Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College) | 5.00 | 9/1/26 | 1,000,000 | 1,051,730 |
| Bristol, Utility System Revenue (Insured; MBIA) | 5.25 | 7/15/20 | 2,185,000 | 2,356,741 |
| Chesapeake, GO Public Improvement | 5.50 | 12/1/17 | 1,750,000 | 1,881,775 |
| Chesapeake Toll Road, Expressway Revenue | 5.63 | 7/15/19 | 1,250,000 | 1,302,012 |
| Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC) | 5.25 | 10/1/28 | 1,500,000 | 1,687,500 |
| Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project) | 6.25 | 3/1/26 | 2,950,000 | 3,049,887 |
| Fairfax County Water Authority, Water Revenue | 5.50 | 4/1/10 | 1,655,000 [a] | 1,753,671 |
| Fairfax County Water Authority, Water Revenue | 5.50 | 4/1/10 | 1,830,000 [a] | 1,939,105 |
| Harrisonburg Industrial Development Authority, Hospital Facilities Revenue (Rockingham Memorial Hospital) (Insured; AMBAC) | 4.25 | 8/15/26 | 1,000,000 | 970,070 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Virginia (continued)** | | | | |
| Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corporation Project) | 6.10 | 5/1/27 | 2,850,000 | 2,910,249 |
| James City County Economic Development Authority, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.) | 5.50 | 9/1/34 | 750,000 | 779,452 |
| Loudoun County Sanitation Authority, Water and Sewer Revenue | 5.00 | 1/1/33 | 2,000,000 | 2,112,600 |
| Newport News, GO General Improvement Bonds and GO Water Bonds | 5.25 | 7/1/22 | 1,000,000 | 1,138,010 |
| Peninsula Ports Authority of Virginia, Residential Care Facility Revenue (Virginia Baptist Homes) | 5.40 | 12/1/33 | 500,000 | 518,920 |
| Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project) | 7.65 | 1/1/10 | 600,000 | 631,842 |
| Prince William County, COP (Prince William County Facilities) (Insured; AMBAC) | 4.50 | 9/1/25 | 1,400,000 | 1,412,152 |
| Prince William County Industrial Development Authority, Educational Facilities Revenue (Catholic Diocese of Arlington) | 5.50 | 10/1/33 | 1,000,000 | 1,066,730 |
| Richmond Metropolitan Authority, Expressway Revenue (Insured; FGIC) | 5.25 | 7/15/17 | 3,100,000 | 3,382,317 |
| Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA) | 5.50 | 7/1/21 | 2,500,000 | 2,670,400 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Virginia (continued)** | | | | |
| Spotsylvania County Industrial Development Authority, Public Facility Revenue (Spotsylvania School Facilities Project) (Insured; AMBAC) | 5.00 | 2/1/30 | 1,500,000 | 1,576,575 |
| Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds | 5.63 | 6/1/15 | 1,000,000 [a] | 1,112,380 |
| Upper Occoquan Sewage Authority, Regional Sewerage System Revenue (Insured; FSA) | 5.00 | 7/1/24 | 1,000,000 | 1,065,100 |
| Virginia College Building Authority, Educational Facilities Revenue (Regent University Project) | 5.00 | 6/1/36 | 1,000,000 | 1,036,910 |
| Virginia Housing Development Authority, Commonwealth Mortgage Revenue | 4.75 | 7/1/22 | 1,000,000 | 1,010,510 |
| Virginia Housing Development Authority, Multi-Family Housing | 5.95 | 5/1/16 | 710,000 | 725,783 |
| Virginia Port Authority, Port Facilities Revenue (Insured; FGIC) | 4.75 | 7/1/31 | 1,500,000 | 1,520,730 |
| Virginia Public Building Authority, Public Facilities Revenue | 5.75 | 8/1/10 | 2,700,000 [a] | 2,871,828 |
| Virginia Resource Authority, Clean Water Revenue (State Revolving Fund) | 5.38 | 10/1/10 | 3,035,000 [a] | 3,201,288 |
| Western Virginia Regional Jail Authority, Regional Jail Facility Revenue (Insured; MBIA) | 5.00 | 6/1/21 | 1,000,000 | 1,081,860 |
| **U.S. Related—22.1%** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 6.00 | 7/1/10 | 1,500,000 [a] | 1,606,140 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds | 0.00 | 5/15/50 | 5,000,000 | 351,500 |
| Guam Waterworks Authority, Water and Wastewater System Revenue | 5.88 | 7/1/35 | 1,000,000 | 1,077,120 |
| Puerto Rico Commonwealth (Insured; MBIA) | 5.50 | 7/1/12 | 5,900,000 [b,c] | 6,405,306 |
| Puerto Rico Commonwealth, Public Improvement | 6.00 | 7/1/07 | 1,500,000 [a] | 1,528,125 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.50 | 7/1/12 | 50,000 | 54,283 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.50 | 10/1/10 | 3,000,000 [a] | 3,289,260 |
| **Total Investments** (cost $64,447,341) | | | **104.2%** | **67,471,466** |
| **Liabilities, Less Cash and Receivables** | | | **(4.2%)** | **(2,729,914)** |
| **Net Assets** | | | **100.0%** | **64,741,552** |

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $6,405,306 or 9.9% of net assets.*

[c] *Collateral for floating rate borrowings.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 54.4 |
| AA | | Aa | | AA | 13.5 |
| A | | A | | A | 5.6 |
| BBB | | Baa | | BBB | 15.5 |
| BB | | Ba | | BB | 1.7 |
| Not Rated d | | Not Rated d | | Not Rated d | 9.3 |
| | | | | | **100.0** |

† *Based on total investments.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 64,447,341 | 67,471,466 |
| Interest receivable | | 907,177 |
| Receivable for shares of Beneficial Interest subscribed | | 8,827 |
| Prepaid expenses | | 11,298 |
| | | **68,398,768** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 57,263 |
| Cash overdraft due to Custodian | | 121,179 |
| Payable for floating rate notes issued | | 2,950,000 |
| Payable for shares of Beneficial Interest redeemed | | 446,713 |
| Interest and related expenses payable | | 36,626 |
| Accrued expenses | | 45,435 |
| | | **3,657,216** |
| **Net Assets ($)** | | **64,741,552** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 63,419,965 |
| Accumulated net realized gain (loss) on investments | | (1,702,538) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 3,024,125 |
| **Net Assets ($)** | | **64,741,552** |

### Net Asset Value Per Share

| | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 58,747,825 | 3,596,987 | 2,396,740 |
| Shares Outstanding | 3,513,315 | 215,177 | 143,437 |
| **Net Asset Value Per Share ($)** | **16.72** | **16.72** | **16.71** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2007

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **3,525,972** |
| **Expenses:** | |
| Management fee–Note 3(a) | 370,067 |
| Shareholder servicing costs–Note 3(c) | 209,434 |
| Interest and related expenses | 112,471 |
| Distribution fees–Note 3(b) | 44,742 |
| Professional fees | 24,585 |
| Registration fees | 20,644 |
| Custodian fees | 15,918 |
| Prospectus and shareholders' reports | 10,103 |
| Trustees' fees and expenses–Note 3(d) | 1,913 |
| Loan commitment fees–Note 2 | 311 |
| Miscellaneous | 16,706 |
| **Total Expenses** | **826,894** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (3,090) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (4,679) |
| **Net Expenses** | **819,125** |
| **Investment Income–Net** | **2,706,847** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 36,171 |
| Net unrealized appreciation (depreciation) on investments | 430,408 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **466,579** |
| **Net Increase in Net Assets Resulting from Operations** | **3,173,426** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| | 2007 | 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 2,706,847 | 2,932,601 |
| Net realized gain (loss) on investments | 36,171 | 33,689 |
| Net unrealized appreciation (depreciation) on investments | 430,408 | (1,919,173) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,173,426** | **1,047,117** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (2,441,004) | (2,594,025) |
| Class B shares | (175,996) | (234,918) |
| Class C shares | (89,847) | (103,658) |
| **Total Dividends** | **(2,706,847)** | **(2,932,601)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 5,072,827 | 3,475,711 |
| Class B shares | 54,553 | 390,611 |
| Class C shares | 66,143 | 619,128 |
| Dividends reinvested: | | |
| Class A shares | 1,525,034 | 1,573,870 |
| Class B shares | 86,800 | 110,989 |
| Class C shares | 54,107 | 56,581 |
| Cost of shares redeemed: | | |
| Class A shares | (9,256,980) | (8,570,711) |
| Class B shares | (2,379,508) | (2,004,157) |
| Class C shares | (629,189) | (1,019,054) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(5,406,213)** | **(5,367,032)** |
| **Total Increase (Decrease) in Net Assets** | **(4,939,634)** | **(7,252,516)** |
| **Net Assets ($):** | | |
| Beginning of Period | 69,681,186 | 76,933,702 |
| **End of Period** | **64,741,552** | **69,681,186** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2007 | 2006 |
| **Capital Share Transactions:** |  |  |
| **Class A[a]** |  |  |
| Shares sold | 303,374 | 205,929 |
| Shares issued for dividends reinvested | 91,213 | 93,135 |
| Shares redeemed | (553,950) | (507,913) |
| **Net Increase (Decrease) in Shares Outstanding** | **(159,363)** | **(208,849)** |
| **Class B[a]** |  |  |
| Shares sold | 3,273 | 23,154 |
| Shares issued for dividends reinvested | 5,193 | 6,568 |
| Shares redeemed | (142,393) | (118,722) |
| **Net Increase (Decrease) in Shares Outstanding** | **(133,927)** | **(89,000)** |
| **Class C** |  |  |
| Shares sold | 3,934 | 36,722 |
| Shares issued for dividends reinvested | 3,237 | 3,353 |
| Shares redeemed | (37,712) | (60,681) |
| **Net Increase (Decrease) in Shares Outstanding** | **(30,541)** | **(20,606)** |

[a] *During the period ended April 30, 2007, 67,591 Class B shares representing $1,132,124 were automatically converted to 67,581 Class A shares and during the period ended April 30, 2006, 78,170 Class B shares representing $1,317,580 were automatically converted to 78,143 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.61 | 17.04 | 16.73 | 17.17 | 16.68 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .68 | .69 | .66 | .68 | .76 |
| Net realized and unrealized gain (loss) on investments | .11 | (.43) | .31 | (.44) | .49 |
| Total from Investment Operations | .79 | .26 | .97 | .24 | 1.25 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.68) | (.69) | (.66) | (.68) | (.76) |
| Net asset value, end of period | 16.72 | 16.61 | 17.04 | 16.73 | 17.17 |
| **Total Return (%)[b]** | 4.85 | 1.51 | 5.87 | 1.39 | 7.64 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.16 | 1.11[c] | 1.06[c] | 1.04[c] | 1.11[c] |
| Ratio of net expenses to average net assets | 1.15 | 1.10[c] | 1.05[c] | 1.04[c] | 1.11[c] |
| Ratio of net investment income to average net assets | 4.09 | 4.06 | 3.88 | 3.99 | 4.49 |
| Portfolio Turnover Rate | 18.14 | 41.99 | 36.57 | 75.03 | 46.83 |
| Net Assets, end of period ($ x 1,000) | 58,748 | 60,998 | 66,155 | 68,341 | 72,390 |

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.60 | 17.04 | 16.72 | 17.17 | 16.67 |
| Investment Operations: | | | | | |
| Investment income–net [a] | .59 | .60 | .56 | .59 | .67 |
| Net realized and unrealized gain (loss) on investments | .13 | (.44) | .33 | (.45) | .51 |
| Total from Investment Operations | .72 | .16 | .89 | .14 | 1.18 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.60) | (.60) | (.57) | (.59) | (.68) |
| Net asset value, end of period | 16.72 | 16.60 | 17.04 | 16.72 | 17.17 |
| **Total Return (%)** [b] | 4.38 | .94 | 5.40 | .82 | 7.17 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.68 | 1.63 [c] | 1.58 [c] | 1.55 [c] | 1.61 [c] |
| Ratio of net expenses to average net assets | 1.66 | 1.61 [c] | 1.56 [c] | 1.55 [c] | 1.61 [c] |
| Ratio of net investment income to average net assets | 3.58 | 3.55 | 3.37 | 3.48 | 3.98 |
| Portfolio Turnover Rate | 18.14 | 41.99 | 36.57 | 75.03 | 46.83 |
| Net Assets, end of period ($ x 1,000) | 3,597 | 5,796 | 7,465 | 9,761 | 14,593 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.60 | 17.03 | 16.71 | 17.16 | 16.66 |
| Investment Operations: | | | | | |
| Investment income—net [a] | .56 | .56 | .53 | .56 | .63 |
| Net realized and unrealized gain (loss) on investments | .11 | (.43) | .32 | (.46) | .51 |
| Total from Investment Operations | .67 | .13 | .85 | .10 | 1.14 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.56) | (.56) | (.53) | (.55) | (.64) |
| Net asset value, end of period | 16.71 | 16.60 | 17.03 | 16.71 | 17.16 |
| **Total Return (%)** [b] | 4.08 | .76 | 5.16 | .58 | 6.92 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.92 | 1.86[c] | 1.80[c] | 1.78[c] | 1.85[c] |
| Ratio of net expenses to average net assets | 1.90 | 1.84[c] | 1.79[c] | 1.78[c] | 1.85[c] |
| Ratio of net investment income to average net assets | 3.34 | 3.32 | 3.14 | 3.25 | 3.74 |
| Portfolio Turnover Rate | 18.14 | 41.99 | 36.57 | 75.03 | 46.83 |
| Net Assets, end of period ($ x 1,000) | 2,397 | 2,887 | 3,314 | 3,518 | 4,055 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
[c]  Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered

to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of

the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $9,077, accumulated capital losses $1,702,538 and unrealized appreciation $3,024,125.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $532,574 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 and April 30, 2006 were as follows: tax exempt income $2,706,847 and $2,932,601, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2006 through April 30, 2007 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $3,090 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $3,447 from commissions earned on sales of the fund's Class A shares and $12,504 and $362 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class B and Class C shares were charged $24,570 and $20,172, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $149,203, $12,285 and $6,724, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $31,026 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $29,769, Rule 12b-1 distribution plan fees $2,987, shareholder services plan fees $13,378, chief compliance officer fees $3,407 and transfer agency per account fees $7,722.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $12,463,077 and $13,987448, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At April 30, 2007, the cost of investments for federal income tax purposes was $61,497,341 accumulated net unrealized appreciation on investments was $3,024,125, consisting of $3,040,469 gross unrealized appreciation and $16,344 gross unrealized depreciation.

### NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| Ratio of Total Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .99% | .99% | .97% | .96% |
| As restated | 1.11% | 1.06% | 1.04% | 1.11% |
| **Class B shares:** | | | | |
| As previously reported | 1.51% | 1.51% | 1.48% | 1.46% |
| As restated | 1.63% | 1.58% | 1.55% | 1.61% |
| **Class C shares:** | | | | |
| As previously reported | 1.74% | 1.73% | 1.71% | 1.70% |
| As restated | 1.86% | 1.80% | 1.78% | 1.85% |

| Ratio of Net Expenses | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **Class A shares:** | | | | |
| As previously reported | .98% | .98% | .97% | .96% |
| As restated | 1.10% | 1.05% | 1.04% | 1.11% |
| **Class B shares:** | | | | |
| As previously reported | 1.49% | 1.49% | 1.48% | 1.46% |
| As restated | 1.61% | 1.56% | 1.55% | 1.61% |
| **Class C shares:** | | | | |
| As previously reported | 1.72% | 1.72% | 1.71% | 1.70% |
| As restated | 1.84% | 1.79% | 1.78% | 1.85% |

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Virginia Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Virginia Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Virginia Series at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2007

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2007 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Virginia residents, Virginia personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt interest dividends paid for the 2007 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2008.

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
|---|---|---|
| | Votes For | Authority Withheld |
| To elect Board Members: | | |
| David W. Burke † | 86,395,252 | 1,669,863 |
| Joseph S. DiMartino † | 86,257,119 | 1,807,997 |
| Diane Dunst † | 86,291,970 | 1,773,146 |
| Jay I. Meltzer † | 86,218,566 | 1,846,550 |
| Daniel Rose † | 86,214,158 | 1,850,958 |
| Warren B. Rudman † | 86,469,637 | 1,595,479 |
| Sander Vanocur † | 86,419,433 | 1,645,683 |

† *Each new Board member's term commenced on January 1, 2007.*
*Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders.*
*In addition Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.*

## Joseph S. DiMartino (63)
## Chairman of the Board (1995)

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 172

---

## Clifford L. Alexander, Jr. (73)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 59

---

## David W. Burke (71)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 94

---

## Peggy C. Davis (64)
## Board Member (1990)

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 72

**Diane Dunst (67)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• President, Huntting House Antiques

*No. of Portfolios for which Board Member Serves:* 29

---

**Ernest Kafka (74)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 29

---

**Nathan Leventhal (64)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

*No. of Portfolios for which Board Member Serves:* 29

---

**Jay I. Meltzer (78)**
**Board Member (2007)**

*Principal Occupation During Past 5 Years:*
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

*No. of Portfolios for which Board Member Serves:* 29

## Daniel Rose (77)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

*Other Board Memberships and Affiliations:*
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Warren B. Rudman (76)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

*Other Board Memberships and Affiliations:*
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

*No. of Portfolios for which Board Member Serves:* 38

————————

## Sander Vanocur (79)
## Board Member (2007)

*Principal Occupation During Past 5 Years:*
• President, Old Owl Communications

*No. of Portfolios for which Board Member Serves:* 38

————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Virginia Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Class A: PSVAX     Class B: PVABX     Class C: PVACX

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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